As confidentially submitted to the U.S. Securities and Exchange Commission on March 18, 2024.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

CONFIDENTIAL SUBMISSION
AMENDMENT NO.1
TO
FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

_________________________

Galleinphi Inc.
(Exact name of registrant as specified in its charter)

_________________________

Cayman Islands	5064	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Building 10, Gate 2, Xixi Art Collection Village,
Hangzhou City, Zhejiang Province
People’s Republic of China, 310000
+86-13911402109
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yuning “Grace” Bai, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	Ross David Carmel, Esq. Shane Wu, Esq. Sichenzia Ross Ference Carmel LLP 1185 Avenue of the Americas, 31st Floor New York, NY 10036 212-930-9700

_________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [•], 2024

Galleinphi Inc.

Ordinary Shares

This is an initial public offering of our ordinary shares, par value $0.01 per share (the “Ordinary Shares”). Prior to this offering, there has been no public market for our ordinary shares. The offering price will be between $[•] and $[•] per Ordinary Share (the “Offering Price”). We intend to apply to list our ordinary shares on the Nasdaq Capital Market (“Nasdaq”) under the symbol “GALE.” This offering is contingent upon us listing our ordinary shares on Nasdaq or another national exchange. There is no guarantee or assurance that our ordinary shares will be approved for listing on the Nasdaq or another national exchange.

This offering is being made on a firm commitment basis. We have agreed to grant the Representative an option exercisable for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the shares offered in this offering for the purpose of covering over-allotments, if any, at the Offering Price less the underwriting discounts (the “Over-Allotment Option”). The Representative expects to deliver the ordinary shares against payment as set forth under “Underwriting” on page 138.

Galle Cayman is a Cayman Islands holding company with no material operations. Due to PRC legal restrictions on foreign ownership in the value-added telecommunication services, we entered in to the VIE Agreements and established the VIE structure. Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a holding company issuer that maintains contractual arrangements with the China-based operating company and you may never hold equity interests in the China based operating entity. The China-based operating company is a variable interest entity (“VIE”) that conducts operations in China.

Unless otherwise stated, as used in this prospectus, the terms “Galle,” “Galle Cayman,” “we,” “us,” “our Company,” and the “Company” refer to Galleinphi Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands; “PRC subsidiary,” “Galle WFOE” or “WFOE” refer to Jingdezhen Jiajing Kaiyue Technology Co., Ltd., a limited liability company organized under the laws of the PRC and our indirect wholly owned subsidiary; the term “the VIE” refers to Galle China; the term the “VIE and its subsidiaries” refers to Galle China and its subsidiaries, Zhejiang Galle Manya Supply Chain Management Co., Ltd., or Manya Galle, Hangzhou Galle Yongya Electronic Equipment Co., Ltd., or Yongya Galle, Jingdezhen Galle Ningya Technology Co., Ltd., or Galle (Jingdezhen), Jiangxi Anjia Kaiyue Technology Co., Ltd., or Galle (Jiangxi), Hangzhou Galle Hengya Technology Co., Ltd., or Hengya Galle, Zhejiang Dejia Hongzhi Technology Co., Ltd, or DH Galle, and Hangzhou Galle Yingya Technology Co., Ltd., or Yingya Galle, entities organized under the laws of the PRC.

Galle Cayman is a holding company with no material operations. The VIE, Galle China, conduct operations in China. This is an offering of the ordinary shares of Galle Cayman. You are not investing in Galle China, the China-based operating company, but instead are buying shares of a holding company that maintains contractual arrangements with the Galle China. Neither we nor our subsidiaries own any share in, Galle China. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. In December 20, 2023, Galle WFOE, which is our PRC subsidiary, Galle China, and shareholders of Galle China entered into a series of contractual agreements (the “VIE Agreements”) that established the VIE structure. We have evaluated the guidance in FASB ASC 810 and determined that Galle WFOE is the primary beneficiary of Galle China and its subsidiaries for accounting purposes, because, pursuant to the VIE Agreements, the VIE shall pay service fees equal to all of its net income to Galle WFOE, while Galle WFOE has the power to direct the activities of the VIE that can significantly impact the VIE’s economic performance and is obligated to absorb all of losses of the VIE. Such contractual arrangements are designed so that the operations of the VIE are solely for the benefit of Galle WFOE and, ultimately, us. Galle Cayman has indirect ownership in 100% of the equity in Galle WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements. All references to Galle Cayman or Galle WFOE as the “primary beneficiary” of the VIE are for accounting purposes. Galle China and its subsidiaries are based in China and are likely to be engaged in value-added telecommunication services in the future. Due to PRC legal restrictions on foreign ownership in the value-added telecommunication services, we entered in to the VIE Agreements and established the VIE structure. The VIE Agreements do not give us the same controlling power as if we had equity ownership in the VIE. The ordinary shares offered in this prospectus are shares of Galle Cayman, the Cayman Islands holding company. As a result, you are not directly investing in and may never hold equity interests in the VIE in China. The VIE structure involve unique risks to investors. As of the date of this prospectus, the VIE Agreements have not been tested in a court of law and we are subject to risks that the Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in the VIE and its subsidiaries’ operations and the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of the VIE Agreements, see “Corporate Structure” on page 3. See also “Risk Factors — Risks Related to Our Corporate Structure” starting on page 48.

Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Risk Factors — Risks Related to Doing Business in the PRC — Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.” on page 24 and “You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.” on page 38.

Additionally, we are subject to certain legal and operational risks associated with the VIE and its subsidiaries’ operations in China. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and therefore, these risks may result in a material change in the VIE and its subsidiaries’ operations, significant depreciation of the value of our ordinary shares, or a complete hinderance of our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. As of the date of this prospectus, neither we nor the VIE and its subsidiaries have been involved in any investigations or received any inquiry, notice, warning, or sanctions regarding our planned overseas listing from the China Securities Regulatory Commission, or the “CSRC,” or any other PRC governmental authorities. As confirmed by our PRC counsel, Beijing DOCVIT Law Firm, we will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” pursuant to the Cybersecurity Review Measures, which became effective on February 15, 2022 because (1) we currently do not have over one million users’ personal information; (2) we do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, as well as the daily business operations of the VIE and its subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIE and its subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. On February 17, 2023, the CSRC also promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises (the “Trial Measures”), and Supporting Guidance Rules No. 1 through No. 5 (together with “Trial Measures” as the “New Overseas Listing Rules”), which became effective on March 31, 2023. On the same date, the CSRC circulated the Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of

Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions (collectively, the “Notice”) on the CSRC’s official website. Under the New Overseas Listing Rules and Notice, domestic companies conducting overseas securities offering and listing activities, either in direct or indirect form, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. As advised by our PRC counsel, Beijing DOCVIT Law Firm, as the VIE and its subsidiaries accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended June 30, 2022 and June 30, 2023, and the key components of our operations are carried out in the PRC, this offering is considered an indirect offering by domestic companies and we are therefore subject to the filing requirements for this offering under the Trial Measures and Guidance Rules and Notice. As advised by our PRC counsel, Beijing DOCVIT Law Firm, this offering and our listing on Nasdaq are contingent on the completion of the filing procedures with the CSRC prior to our listing on Nasdaq. As of the date of this prospectus, we have submitted the filing documents to CSRC on December 22, 2022, but have not yet received notification from CSRC that the filing has been completed. If we cannot complete the filing with the CSRC in compliance with the Trial Measures prior to our listing on Nasdaq, Nasdaq may not approve our listing application and the CSRC may order rectification, issue warnings, and impose a fine between RMB one million and RMB ten million on the VIE and its subsidiaries, which could adversely and materially affect our business operations and financial outlook, and significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or such shares to become worthless.

We have been closely monitoring regulatory developments in PRC regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As advised by our PRC counsel, Beijing DOCVIT Law Firm, as of the date of this prospectus, although we are required to complete certain filing procedure in connection with our offering (including this offering and any subsequent offering) and listing under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain approval or permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, since these statements and regulatory actions are newly published, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. If we do not receive or maintain such approval (should the approval is required in the future by the PRC government), or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in the PRC” for more information.

Galle Cayman is permitted under the laws of Cayman Islands to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds. Galle HK is also permitted under the laws of Hong Kong SAR to provide funding to Galle Cayman through dividend distribution without restrictions on the amount of the funds. Current PRC regulations permit Galle WFOE to pay dividends to the Company only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. For the years ended June 30, 2023 and 2022, the Company operates in one segment, which is operated by the Company’s VIE, Galle China and its subsidiaries. Therefore, the VIE has its own operating cashflow. There were no transfers between Galle Cayman, the holding company, its subsidiaries and Galle China, the VIE. As of the date of this prospectus, our Company, our subsidiaries, and the VIE have not distributed any earnings or settled any amounts owed under the VIE Agreements. We and Galle China do not intend to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this prospectus, none of our subsidiaries or VIE have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will depend on receipt of funds from our PRC subsidiary and from the VIE to our PRC subsidiary in accordance with the VIE Agreements. See “Prospectus Summary — Transfers of Cash to and from the VIE and Our Subsidiaries.” See also “Summary of Financial Position and Cash Flows of Galle Cayman, Subsidiaries and the VIE” starting on page 10 and “Consolidated Financial Statements” starting on page F-1.

The structure of cash flows within our organization, and as summary of the applicable regulations, is as follows:

1.      Galle Cayman, directly controls Galle WFOE, and Galle HK. Galle WFOE is the primary beneficiary of Galle China for accounting purposes through a series of contractual agreements, under which Galle WFOE has the exclusive right to provide to Galle China consulting, technical or other services and their respective intellectual property rights in exchange for payments. See “Corporate Structure” on page 3 and “Contractual Arrangements with the VIE and its Shareholders” on pages 4 and 6 respectively for additional details.

2.      Within our corporate structure, the cross-border transfer of funds within our corporate group and the transfer of funds between the Galle WFOE and the VIE are legal and compliant with the laws and regulations of the PRC. After foreign investors’ funds enter Galle Cayman at the close of this offering, the funds can be directly transferred to Galle HK, and then transferred to the VIE and its subsidiaries through the Galle WFOE.

If the Company intends to distribute dividends, the VIE will pay the service fees to Galle WFOE, which then will transfer the dividends to Galle HK in accordance with the laws and regulations of the PRC, and then Galle HK will transfer the dividends to Galle Cayman, and the dividends will be distributed from Galle Cayman to all shareholders of Galle Cayman respectively in proportion to the shares they hold, regardless of whether the shareholders are U.S. investors or investors in other countries or regions.

3.      In the reporting periods presented in this prospectus, no cash and other asset transfers have occurred among the Company, its subsidiaries and the VIE. For the foreseeable future, the Company intends to utilize earnings for market development, business expansion, technology research and upgrading, recruitment and training of highly skilled personnel, and working capital. As a result, we do not expect to pay any cash dividends. Furthermore, besides the potential tax consequences mentioned below, although we do not anticipate any difficulties or limitations on our ability to transfer cash between Galle Cayman and Galle HK and Galle WFOE, or between the VIE and Galle WFOE in the future, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIE. To the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the consolidated VIE by the PRC government to transfer cash. See “Prospectus Summary — Transfers of Cash to and from the VIE and Our Subsidiaries” on page 8, “Summary of Risk Factors — Risks Related to Our Corporate Structure” on page 13, and “Risk Factors — Risks Related to Doing Business in China — We are a holding company and will rely on dividends paid by our subsidiaries and service fees paid by the VIE for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, any limitation on the ability of the VIE to pay the service fees to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.” on page 23.

4.      The ability of Galle WFOE and the VIE and its subsidiaries to distribute dividends is contingent upon their distributable earnings. Current PRC regulations permit Galle WFOE, as well as the VIE and its subsidiaries, to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, Galle WFOE and each of the VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of their registered capitals. These reserves are not distributable as cash dividends. See “Summary of Financial Position and Cash Flows of Galle Cayman, Subsidiaries and the VIE” on page 10, the financial statement beginning on F-1, and “Regulations on Dividend Distributions” on page 105 for more information.

To address persistent capital outflows and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and the VIE and its subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if the VIE and its subsidiaries or Galle WFOE incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments.

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

As of the date of this prospectus, Kreit and Chiu CPA LLP, our auditor, is not subject to the determinations as to inability to inspect or investigate completely as announced by the PCAOB on December 16, 2021. The Company’s auditor is based in the New York and is registered with PCAOB and subject to PCAOB inspection. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 39.

We are an “emerging growth company” as defined under federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” on page 20 for additional information.

Investing in our ordinary shares involves high degree of risks. You should read carefully the discussion of material risks of investing in our ordinary shares. See “Risk Factors” beginning on page 23.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL(4)
Initial public offering price(1)	$	$
Underwriting discounts(2)	$	$
Non-accountable expense allowance(3)	$	$

____________

(1)     Initial public offering price per share is assumed as $            per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)     We have agreed to pay the Representative a discount equal to seven percent (7%) of the gross proceeds of this offering. For a description of other terms of the compensation to be received by the Representative, see “Underwriting” beginning on page 138.

(3)     We also agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this offering.

(4)     Assumes that the Representative does not exercise any portion of their over-allotment option.

We expect our total cash expenses for this offering (including cash expenses payable to our Representative for its out-of-pocket expenses) to be approximately $[•], exclusive of the above discounts and non-accountable expense allowance. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 138.

This offering is being conducted on a firm commitment basis by the underwriters, of which US Tiger Securities, Inc. is acting as the Representative. The underwriters are obligated to take and pay for all of the ordinary shares if any such ordinary shares are taken. We have granted the Representative an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of our ordinary shares to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, at the initial public offering price less the underwriting discounts. If the Representative exercises its option in full, the total underwriting discounts payable will be $            based on an assumed offering price of $            per ordinary share, and the total gross proceeds to us, after underwriting discounts and before other offering expenses, will be $            . If we complete this offering, net proceeds will be delivered to us on the applicable closing date. We will not be able to use such proceeds in China, however, until we complete capital contribution procedures that require prior approval from each of the respective local counterparts of China’s Ministry of Commerce, the State Administration for Industry and Commerce, and the State Administration of Foreign Exchange. See remittance procedures in the section titled “Use of Proceeds” beginning on page 61.

The Representative expects to deliver the ordinary shares against payment as set forth under “Underwriting”, on or about, [ — ] 2023.

US Tiger Securities, Inc.

Prospectus dated            , 2024.

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you and which we have filed with the U.S. Securities and Exchange Commission (the “SEC”). We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the ordinary shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for our ordinary shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Commonly Used Defined Terms

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “Galle Cayman” refers to Galleinphi Inc., an exempted company incorporated under the laws of the Cayman Islands;

•        “Galle HK” refers to Fairland Pacific Industry Limited, a limited liability company organized under the laws of Hong Kong, which is wholly-owned by Galle Cayman;

•        “Galle WFOE” refers to Jingdezhen Jiajing Kaiyue Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Galle HK;

•        “the VIE” or “Galle China” refers to Galle Technology Co., Ltd., a limited liability company organized under the laws of the PRC;

•        “VIE” refers to variable interest entity;

•        “VIE Agreements” refers to a series of contractual arrangements, including the Exclusive Call Option Agreement, Business Operation Agreement, Consultation and Service Agreement, Equity Pledge Agreement, and Shareholder Voting Proxy Agreement between Galle WFOE, the VIE, and the shareholders of the VIE;

•        “VIE and its subsidiaries” refer to Galle China and its subsidiaries;

•        “Ordinary Shares” refers to the ordinary shares of the Company, par value US$0.01 per share;

•        “RMB” refers to the legal currency of China;

•        “U.S. dollars,” “$,” “US$,” and “dollars” refer to the legal currency of the United States;

•        “We,” “us,” “Company,” “Galle,” “Galle Cayman” refer to Galleinphi Inc., a Cayman Islands exempted company.

•        “Manya Galle” refers to Zhejiang Galle Manya Supply Chain Management Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Galle China;

•        “Yongya Galle” refers to Hangzhou Galle Yongya Electronic Equipment Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Galle China;

•        “Galle (Jingdezhen)” refers to Jingdezhen Galle Ningya Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Galle China;

•        “Galle (Jiangxi)” refers to Jiangxi Anjia Kaiyue Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by Galle China;

•        “Hengya Galle” refers to Hangzhou Galle Hengya Technology Co., Ltd., a limited liability company organized under the laws of the PRC and a 95% owned subsidiary of Galle China;

ii

•        “DH Galle” refers to Zhejiang Dejia Hongzhi Technology Co., Ltd, a limited liability company organized under the laws of the PRC and a 51% owned subsidiary of Galle China;

•        “Yingya Galle” refers to Hangzhou Galle Yingya Technology Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly-owned by DH Galle and indirectly controlled by Galle China.

	For the Year Ended June 30, 2023	For the Year Ended June 30, 2022
Period Ended RMB:US$1 exchange rate	7.2513	6.6997
Period Average RMB:US$1 exchange rate	6.9536	6.4544

Galle China, the VIE, and its subsidiaries conduct business in the PRC, using Renminbi, or RMB, the official currency of China. Our consolidated financial statements are presented in United States dollars. In this prospectus, we refer to assets, obligations, commitments and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of RMB to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

We obtained the industry and market data used in this prospectus supplement, any free writing prospectus or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ordinary shares, discussed under “Risk Factors,” before deciding whether to buy our ordinary shares.

Overview

Galle Cayman is an offshore holding company incorporated in the Cayman Islands. Galle Cayman is a holding company with no material operations. Discussions of the business in this prospectus relates to the business and operations of the VIE and its subsidiaries. However, investors in our ordinary shares should be aware that they are purchasing equity in Galle Cayman, the Caymans Islands holding company, which does not own any equity interest in the VIE.

The VIE and its subsidiaries are conducting electronic equipment wholesaling businesses currently primarily involving (i) mobile devices, (ii) televisions, (iii) air conditioners, and other types of electronics that are high in demand on the market. From time to time, the VIE and its subsidiaries also sell other products which mainly include medical supplies, furniture, non-metallic mineral products and other items. Leveraging the strategic relationships with upstream and downstream enterprises, the VIE and its subsidiaries can navigate price fluctuations and ensure the ability to meet customers’ substantial demands for electronic devices and home appliances. The experienced sales and marketing team has helped establish and maintain stable relationships with the key supplier and customers while developing systematic strategies to monitor price fluctuations. Leveraging their expertise, the VIE and its subsidiaries strive to diversify the product portfolio and solidify the position in the wholesale chain of valuable electronic products.

The VIE and its subsidiaries’ main products include Apple branded mobile devices, Xiaomi branded televisions, Midea branded air conditioners and Xiaomi smartphones. The VIE and its subsidiaries have chosen these products because of their strong demand in the market. This high demand allows the VIE and its subsidiaries to quickly sell a large number of devices sourced from upstream enterprises, reducing warehouse pressures and accelerating our profitable buying and selling cycle. The VIE and its subsidiaries have chosen Midea-branded air conditioners because their price fluctuations generally follow regular seasonal patterns. By capitalizing on the pattern of price changes, the VIE and its subsidiaries effectively enhance its profitability, reducing the cost of procurement and increasing overall profits when selling Midea air conditioners.

The revenues for the year ended June 30, 2023 were approximately $104.0 million, which represents an increase of $26.9 million, or 35.0%, from total revenues of approximately $77.0 million for the year ended June 30, 2022. The gross profit for the year ended June 30, 2023 was approximately $4.3 million, representing an increase of $3.7 million, or 613.0%, from approximately $0.6 million for the year ended June 30, 2022. The net income (loss) for the years ended June 30, 2023 and 2022 was approximately $2.2 million and ($81,000), respectively.

Revenue Model

The main revenue comes from selling electronic devices obtained from upstream enterprises, which are then offered to downstream enterprises at competitive prices. In certain cases, the purchase rebates provided are leveraged to enhance profitability. See “Business — Suppliers” section on page 82.

Suppliers and Customers

The VIE and its subsidiaries have fostered a strong relationship with suppliers and customers. The VIE and its subsidiaries’ customers are a variety of electronic device distributors. The suppliers are mostly distributors who work closely with the principal manufacturers of electronic devices, of which the main supplier mainly provides Apple mobile devices. For the financial year ended June 30, 2023 and 2022, there was one main supplier that accounted for 93.46% and 93.48% of the total purchases, respectively. The VIE and its subsidiaries rely on the main supplier and intend to establish a more diverse supplier network as they grow the business, while attempting to continue to work with the main supplier.

Sales and Marketing Team

The sales and marketing team, based in China, consists of 15 dedicated full-time employees. They bring valuable experience in commodity trading, particularly focusing on electronic devices. The sales team actively visits the upstream and downstream partners of the VIE to better understand their needs.

Marketing

Collaboration with strategic partners is a significant aspect of the VIE’s marketing strategy. The VIE values its relationships with suppliers and customers and has plans to expand these collaborations to offer a wider range of products and reach more customers. In addition to strategic partnerships, word-of-mouth referrals from the existing customers and business contacts are essential to the VIE’s marketing efforts, which contribute to increased brand awareness. The marketing strategy, utilizing three online stores on Pinduoduo, a prominent online shopping platform in China, adopted by the VIE and its subsidiaries since July 2023, indicates their efforts to further enhance their brand awareness.

Sales Process

The sales process begins with sourcing in-demand goods from upstream suppliers, negotiating terms, and finalizing purchase contracts. Upon receipt of payment notices, payments are made based on contract terms. Shipments are handled by upstream suppliers directly to warehouses. Collaborating with service providers, goods are received, checked, sorted, and stored. The sales team contacts downstream distributors for the highest bid. Sales orders and contracts are then finalized with downstream distributors, who make payments based on terms. Upon receiving payment, the sales team instructs the warehouse to arrange shipments to downstream distributors.

Competitive Strengths

The VIE and its subsidiaries offer a wide range of high-demand electronic devices at competitive prices.

The diverse product lineup and strong partnerships of the VIE and its subsidiaries ensure affordability, quick turnover, and low inventory risks.

The VIE and its subsidiaries have strong and stable relationships with suppliers and customers.

Over the years, the VIE and its subsidiaries have nurtured reliable supplier connections and fostered customer loyalty, with repeat business and a broad customer base in China.

The VIE has an experienced management team and a strong sales and marketing team.

The VIE has an experienced management team, led by Ms. Wen Jia, the Chairwoman of the board. The sales team, with substantial industry experience, builds strong customer relationships through regular visits.

Business Strategies

Keep monitoring the market trends and diversify the product portfolio

The VIE and its subsidiaries monitor market trends and diversify their product portfolio by leveraging expertise and a strong network of suppliers and customers. This expansion beyond Apple Mobile Devices is also supported by their market understanding.

Build an online platform

The VIE and its subsidiaries intend to establish a business-to-business eCommerce platform within WeChat. This platform aims to enable convenient shopping, implement data-driven marketing strategy refinements, and facilitate the expansion of the product catalog and customer network through partnerships with various stakeholders in the supply chain.

Enhance the relationships with current suppliers and customers and foster connections with potential new ones

The VIE and its subsidiaries aim to establish cooperative and mutually beneficial relations with both existing and potential new suppliers, promoting transparent communication to ensure a consistent supply of quality products and fair terms. Additionally, the VIE is dedicated to enhancing relationships with current customers and fostering connections with potential new ones by adapting its product offerings, pricing, and services to create a satisfying customer experience.

Build an AI-based supply chain technology system

The VIE and its subsidiaries aim to create an artificial intelligence-based supply chain technology system that uses market data and partner information to provide effective business solutions, addressing common issues for small and medium-sized distribution partners and ultimately boosting the VIE’s revenue and growth.

Expand business and operations through joint ventures and/or strategic alliances

The VIE and its subsidiaries intend to continue focusing on principal business activities in the electronic wholesale and related industries. They plan to explore opportunities to collaborate with suitable partners in related industries through strategic alliances, joint ventures and investments. As at the date of this prospectus, the VIE has not identified any potential joint ventures and/or strategic alliances.

Our Corporate History and Structure

Galle China commenced operations in 2021. On November 8, 2023, Galle Cayman was incorporated under the laws of the Cayman Islands to facilitate offshore financing. On November 15, Galle HK was established, and on December 20, 2023, Galle WFOE was established, which is a wholly-owned subsidiary of Galle HK.

Manya Galle, a subsidiary of Galle China, intends to carry out value-added telecommunications services and is in the process of applying for a value-added telecommunications business license. According to the Special Administrative Measures (Negative List) for Foreign Investment Access (2021), the provision of value-added telecommunications services falls in the restricted category under the Special Administrative Measures and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communications, store-and-forward, call center). Therefore, the shareholding ratio of foreign investors in Manya Galle shall not exceed 50%, and as a result Galle WFOE was unable to acquire 100% of Galle China through merger or acquisition.

On December 20, 2023, Galle WFOE entered into a series of contractual arrangements with Galle China, which we refer to as the VIE, and the shareholders of the VIE. We depend on these contractual arrangements with the VIE, in which we have no ownership interests, and its shareholders to conduct most aspects of our operation. We have relied and expect to continue to rely on these contractual arrangements to conduct our business in China.

The ordinary shares offered in this prospectus are those of Galle Cayman, instead of shares of the VIE or its subsidiaries in China. You are not directly investing in and may never hold equity interests in the VIE in China.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on a proposed number of            Ordinary Shares being offered, assuming the representative does not exercise its over-allotment option. For more detail on our corporate history, please refer to “Business — Corporate History and Structure” beginning on page 76 of this prospectus.

MERCLOUD INVESTMENT LIMITED, BVI, 2023
Pre-Offering %/Post-Offering %: 25.9525%/[ ]%
GALLIUMSUN INVESTMENT LIMITED, BVI, 2023
Pre-Offering %/Post-Offering %: 15.7500%/[ ]%
CITYMONT INVESTMENT LIMITED, BVI, 2023
Pre-Offering %/Post-Offering %: 8.3679%/[ ]%
FAITHFORTUNE INVESTMENT LIMITED, BVI, 2023
Pre-Offering %/Post-Offering %: 7.9384%/[ ]%
THEOPHDIVIN INVESTMENT LIMITED, BVI, 2023
Pre-Offering %/Post-Offering %: 6.6622%/[ ]%
Other Shareholders
Pre-Offering %/Post-Offering %: 35.3291%/[ ]%
IPO investors
Post-Offering %: [ ]%
Galleinphi Inc., Cayman, 2023
100%
Fairland Pacific Industry Limited, HK, 2023
Offshore
100%
Onshore
Jingdezhen Jiajing Kaiyue Technology Co., Ltd., "WFOE" PRC, 2023
VIE Agreements
GalleTechnology Co., Ltd., PRC, 2021
100%
Zhejiang Galle Manya Supply Chain Management Co., Ltd., PRC, 2021
100%
Hangzhou Galle Yongya Electronic Equipment Co., Ltd., PRC, 2021
100%
Jingdezhen Galle Ningya Technology Co., Ltd., PRC, 2023
100%
Jiangxi Anjia Kaiyue Technology Co., Ltd., PRC, 2023
95%
Hangzhou Galle Hengya Technology Co., Ltd., PRC, 2022
51%
Zhejiang Dejia Hongzhi Technology Co., Ltd., PRC, 2005
100%
Hangzhou Galle Yingya Technology Co., Ltd., PRC, 2022

Contractual Arrangements between Galle WFOE, the VIE and its Shareholders

The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses, neither we nor our subsidiaries own any direct equity interest in Galle China. To comply with PRC laws and regulations, Galle WFOE, Galle China, and the shareholders of Galle China entered into a series of contractual arrangements, also known as VIE Agreements, on December 20, 2023. We have evaluated the guidance in FASB ASC 810 and determined that Galle WFOE is the primary beneficiary of the consolidated VIE, for accounting purposes, based upon such contractual arrangements. Galle Cayman has indirect ownership in 100% of the equity in Galle WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements in accordance with U.S. GAAP. The VIE Agreements do not give us the same controlling power as if we had equity ownership in the VIE. If Galle China and their subsidiaries or the shareholders of Galle China fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements. The VIE Agreements have not been tested in a court of law and the Chinese regulatory authorities could disallow the VIE structure, which would likely result in a material change in the VIE and its subsidiaries’ operations and the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure” starting on page 41 for certain risks related to the contractual arrangement.

The following is a selection of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Galle WFOE, and the VIE, Galle China. These contractual arrangements enable us to (i) exercise our rights as the primary beneficiary over the VIE for accounting purposes; (ii) receive the pretax income after deducting relevant costs and reasonable expenses of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of it when and to the extent permitted by PRC law. All references to Galle Cayman or Galle WFOE as the “primary beneficiary” of the VIE are for accounting purposes.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among Galle WFOE, Galle China and the shareholders of Galle China, respectively, the shareholders of Galle China pledged all of their equity interests in Galle China to Galle WFOE to guarantee Galle China’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Galle WFOE in enforcing such obligations of Galle China, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Galle China, Galle WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Galle China and priority in receiving the proceeds from such disposition. The shareholders of Galle China agree that, without Galle WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders and Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Business Cooperation Agreement

Galle WFOE and Galle China entered into exclusive business cooperation agreements on December 20, 2023, pursuant to which Galle WFOE has the exclusive right to provide to Galle China technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Galle WFOE has the exclusive ownership of intellectual property rights created during the performance of this agreement. Galle WFOE is entitled to collect a service fee equal to 100% of the net income of the VIE, which is the VIE’s earnings before corporate income tax, representing revenues after deduction of operating costs, expenses, and other taxes. In addition, during the term of the Exclusive Business Cooperation Agreements, Galle WFOE shall bear all risks arising from or in connection with the VIE’s business operation, including providing financial support to the VIE in the event that the VIE incurs operating losses or has insufficient funds to repay its debts. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by Galle WFOE. Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Option Agreement

Galle WFOE, Galle China and each of the shareholders of Galle China entered into exclusive option agreements on December 20, 2023, pursuant to which each of the shareholders of Galle China irrevocably granted Galle WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Galle China, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Galle China undertake that, without the prior written consent of Galle WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The Exclusive Option Agreements, together with the Equity Interest Pledge Agreements, the Exclusive Business Cooperation Agreements, and the Powers of Attorney, make Galle WFOE the primary beneficiary of the VIE for accounting purposes.

The exclusive option agreement will remain effective until all equity interests in Galle China held by the shareholders of Galle China are transferred or assigned to Galle WFOE or its designated person(s). The shareholders of Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Power of Attorney

Pursuant to the Powers of Attorney, the shareholders of the VIE unconditionally and irrevocably entrust Galle WFOE or Galle WFOE’s designee to exercise all their rights as the shareholders of the VIE under the articles of association of the applicable VIE, including without limitation to: (a) propose to hold a shareholders’ meeting in accordance with the articles of association of the applicable VIE and attend shareholders’ meeting of the applicable VIE as the agent and attorney of the shareholders of the applicable VIE; (b) exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of the applicable VIE, including, but not limited to, the right to designate and appoint the director, the chief executive officer and other senior management members of the applicable VIE; (c) exercise other voting rights the shareholders are entitled to under the laws of China promulgated from time to time; and (d) exercise other voting rights the shareholders are entitled to under the articles of associations of the applicable VIE from time to time.

Each of the Powers of Attorney remains effective within the term during which the shareholders of the applicable VIE remain shareholders of such VIE.

Spousal Consent Letters

The spouses of the shareholders of the VIE agreed, via the spousal consent letters, to the execution of the “Transaction Documents” including: (a) the Equity Interest Pledge Agreements entered into between Galle WFOE and the VIE; (b) the Exclusive Option Agreement entered into with Galle WFOE and the VIE; and (c) the Powers of Attorney entered into with Galle WFOE and the VIE, and the disposal of the equity of the VIE held by the shareholder of the VIE and registered in his or her names. The spouses of the shareholders of the VIE further undertook not to make any assertions in connection with the equity of the VIE which are held by the shareholders of the VIE. The spouses of applicable shareholders of the VIE confirmed that the shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

Single Status Statement

The shareholder of the VIE, who does not have a marriage, states that without the consent or authorization of others and he/she has the right to separately decide to sign the following documents (hereinafter referred to as “Transaction Documents”) including: (a) the Equity Interest Pledge Agreements entered into between Galle WFOE and the VIE; (b) the Exclusive Option Agreement entered into with Galle WFOE and the VIE; and (c) the Powers of Attorney and to dispose of the equity interest of the VIE.

Although we took every precaution available to effectively enforce the contractual and corporate relationship above, these contractual arrangements may still be less effective than direct ownership and that the Company may incur substantial costs to enforce the terms of the arrangements. For example, the VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIE and its shareholders of its obligations under the contracts to exercise our rights as the primary beneficiary of over the VIE for accounting purposes. The shareholders of our consolidated VIE may not act in the best interests of our company or may not perform their obligations under these contracts. In addition, failure of the VIE shareholders to perform certain obligations could compel the Company to rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is different from other jurisdictions, such as the United States. The uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective power as the primary beneficiary over the VIE and its subsidiaries for accounting purposes and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. For a detailed description of the certainties of the VIE arrangements, see “Risk Factors — Risks Related to Our Corporate Structure.”

Coronavirus (COVID-19) Update

The ongoing outbreak of a novel strain of coronavirus (COVID-19) has resulted in quarantines, travel restrictions, and the temporary closure of stores and business facilities globally for the past years. In March 2020, the World Health Organization declared the COVID-19 to be a pandemic. In light of the uncertain and rapidly evolving situation relating to the spread of COVID-19, the VIE and its subsidiaries have taken precautionary measures intended to minimize the risk of the virus to their employees and the communities in which they operate, including temporarily closing their offices and virtualizing, postponing, or canceling user, developer, creator, employee, or industry events, which may negatively impact their business.

During the first half of 2022, the growth rate of the VIE and its subsidiaries’ business was affected by the COVID-19 pandemic and related government policies. Travel restrictions imposed by local governments to contain the spread of COVID-19 temporarily affected the logistics service providers, which, in turn, prevented it from delivering its storage products to customers. Additionally, product deliveries from its suppliers were adversely affected during this period. To mitigate the negative impact of the COVID-19 pandemic on the supply chain, the VIE and its subsidiaries leveraged strong customer relationships and actively communicated with them to arrange delayed deliveries where feasible. Simultaneously, the VIE and its subsidiaries coordinated with the suppliers to expedite the delivery of relevant products.

For the year ended June 30, 2022, the negative impact of the COVID-19 pandemic on the business was significantly mitigated by: (1) the increased demand from people staying, studying, and working from home for electronic devices and home appliances; (2) the reliable procurement and sales channels; and (3) the financial resilience, which prevented it from experiencing financial difficulties due to reduced sales and increased operational costs.

Leveraging the relationships and extensive network with its suppliers, customers, and logistics service providers, along with its in-depth knowledge of the wholesale market, the VIE and its subsidiaries were able to navigate through fluctuations in customer demands and product prices, enabling it to excel in its market performance.

In December 2022 and up to the date of this prospectus, the PRC government had relaxed COVID-19 restrictions. However, from December 2022 to February 2023, the VIE and its subsidiaries witnessed an exponential increase in the infection rate of COVID-19 in the PRC. Some of the employees were infected with COVID-19 during this period. To protect employees, the VIE and its subsidiaries implemented health and safety protocols in the offices, warehouses, and distribution centers. This, to some extent, led to reduced operational capacity and increased costs.

Since January 8, 2023, China government has loosened its restrictions. And since March 2023, the pandemic no longer significantly affects the financial performance. However, there are still uncertainties of the COVID-19 pandemic’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of the COVID-19 variations; and the macroeconomic impact of government measures to contain the spread of COVID-19 variations and related government stimulus measures. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

The full extent to which the COVID-19 pandemic and the various responses to it impact the business, operations, and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including:

•        the duration and scope of the pandemic, including any potential future waves of the pandemic;

•        governmental, business, and individuals’ actions that have been and continue to be taken in response to the pandemic;

•        the availability of and cost to access the capital markets;

•        the effect of the pandemic on the developers;

•        disruptions or restrictions on the employees’ ability to work and travel; and

•        interruptions related to the infrastructure and partners.

Dividends Policy

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of the business of the VIE and its subsidiaries, or settle amounts owed under the VIE agreements, if any, and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Companies Act (As Revised) of the Cayman Islands, which we refer to as the “Companies Act” below, and our memorandum and articles of association, as amended and restated from time to time, our board of directors has discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the Company, provided that in no circumstances may a dividend be paid if this would result in, immediately following the date on which the dividend is proposed to be paid, the company being unable to pay its debts as they fall due in the ordinary course of business.

Transfers of Cash to and from the VIE and Our Subsidiaries

Galle Cayman is a holding company with no operations of its own. The VIE and its subsidiaries conduct operations in China. We may rely on service fees to be paid by the VIE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If the VIE and its subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

For the years ended June 30, 2023, and 2022, there were no transfers between Galle Cayman, its subsidiaries, and the VIE. The Company and the VIE have no present plans to distribute earnings or settle amounts owed under the VIE agreements. They plan to retain the VIE’s retained earnings to continue growing its business. No dividends or distributions have been declared or paid to Galle Cayman from its subsidiaries or the VIE, and no dividends or distributions were made to any U.S. investors.

Galle Cayman is permitted under the Cayman Islands laws to provide funding to our subsidiaries in Hong Kong and PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Galle HK is also permitted under the laws of Hong Kong to provide funding to Galle Cayman through dividend distribution without restrictions on the amount of the funds. As of the date of this prospectus, no cash transfer or transfer of other assets have occurred between Galle Cayman, its subsidiaries, and the VIE and its subsidiaries. As of the date of this prospectus, none of our subsidiaries, the VIE, or the subsidiaries of the VIE have made any dividends or distributions to Galle Cayman.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is levied in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not prohibit the transfer of cash from Galle Cayman to Galle HK or from Galle HK to Galle Cayman, provided that each transfer shall comply with PRC foreign exchange laws and regulations. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

Current PRC regulations permit Galle WFOE to pay dividends to Galle HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, Galle WFOE, as well as the VIE and its subsidiaries in China, are required to allocate at least 10% of their after-tax profits each year, if any, to establish a statutory reserve until this reserve reaches 50% of their registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our operation entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10.0%.

In order for us to pay dividends to our shareholders, we will rely on payments made from the VIE and its subsidiaries, to Galle WFOE, from Galle WFOE to Galle HK, and from Galle HK to Galle. Certain payments from the VIE and its subsidiaries to Galle HK are subject to PRC taxes, including business taxes and VAT. As of the date of this prospectus, our PRC subsidiary has not made any transfers or distributions. Besides the potential tax consequences, we do not anticipate any difficulties or limitations on our ability to transfer cash between the holding company and the subsidiaries, or between the VIE and the subsidiaries in the future. However, we have not installed any cash management policies that dictate how funds are transferred between the holding company, the subsidiaries and the VIE. Furthermore, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, our subsidiaries, or the VIE by the PRC government to transfer cash.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC entity. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including, without limitation, that (a) the Hong Kong entity must be the beneficial owner of the relevant dividends; and (b) the Hong Kong entity must directly hold no less than 25% share ownership in the PRC entity during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong entity must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiary to its immediate holding company, Galle HK. As of the date of this prospectus, Galle WFOE currently does not have any plan to declare and pay dividends to Galle HK and we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Galle HK intends to apply for the tax resident certificate when Galle WFOE plans to declare and pay dividends to Galle HK. When Galle WFOE plans to declare and pay dividends to Galle HK and when we intend to apply for the tax resident certificate from the relevant Hong Kong tax authority, we plan to inform the investors through SEC filings, such as a current report on Form 8-K, prior to such actions. See “Risk Factors — Risks Related to Doing Business in China — We are a holding company and will rely on dividends paid by our subsidiaries and service fees paid by the VIE for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, any limitation on the ability of the VIE to pay the service fees to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares. See also “Summary of Financial Position and Cash Flows of Galle Cayman, Subsidiaries and the VIE” starting on page 10 and “Consolidated Financial Statements” starting on page F-1.”

Summary of Financial Position and Cash Flows of Galle Cayman, Subsidiaries and the VIE

The consolidated financial statements included in this prospectus reflect financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Galle Cayman, together with those of its subsidiaries, on a consolidated basis. The tables below are condensed consolidating schedules summarizing separately the financial position and cash flows of the registrant, Cayman Islands incorporated parent company, Galle Cayman, its subsidiaries, VIE and its subsidiaries, together with eliminating adjustments:

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2023
	Galle (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenues	$—	$—	$—	$103,953,416	$—	$103,953,416
Service income from VIE and VIE’s subsidiaries(a)	$—	$—	$1,982,863	$—	$(1,982,863)	$—
Income from a subsidiary	$1,982,863	$1,982,863	$—	$—	$(3,965,726)	$—
Comprehensive income attributable to Galle Cayman	$1,982,863	$1,982,863	$1,982,863	$1,982,863	$(5,948,589)	$1,982,863
	For the Year Ended June 30, 2022
	Galle (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Revenues	$—	$—	$—	$77,015,727	$—	$77,015,727
Service loss from VIE and VIE’s subsidiaries(a)	$—	$—	$(80,996)	$—	$80,996	$—
Loss from a subsidiary	$(80,996)	$(80,996)	$—	$—	$161,992	$—
Comprehensive loss attributable to Galle Cayman	$(80,996)	$(80,996)	$(80,996)	$(80,996)	$242,988	$(80,996)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of June 30, 2023
	Galle (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Cash and restricted cash	$—	$—	$—	$41,408,163	$—	$41,408,163
Total current assets	$—	$—	$—	$88,282,204	$—	$88,282,204
Investments in a subsidiary	$2,896,085	$2,896,085	$—	$—	$(5,792,170)	$—
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$2,896,085	$—	$(2,896,085)	$—
Total Assets	$2,896,085	$2,896,085	$2,896,085	$88,645,771	$(8,688,255)	$88,645,771
Total Liabilities	$—	$—	$—	$85,678,898	$—	$85,678,898
Total Galle Cayman Shareholders’ Equity	$2,896,085	$2,896,085	$2,896,085	$2,896,085	$(8,688,255)	$2,896,085
Non-controlling interest	$—	$—	$—	$70,788	$—	$70,788
Total Liabilities and Equity	$2,896,085	$2,896,085	$2,896,085	$88,645,771	$(8,688,255)	$88,645,771

	As of June 30, 2022
	Galle (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Cash and restricted cash	$—	$—	$—	$25,097,285	$—	$25,097,285
Total current assets	$—	$—	$—	$42,706,737	$—	$42,706,737
Investments in a subsidiary	$389,249	$389,249	$—	$—	$(778,498)	$—
Service fee receivable due from VIE and VIE’s subsidiaries	$—	$—	$389,249	$—	$(389,249)	$—
Total Assets	$389,249	$389,249	$389,249	$42,907,473	$(1,167,747)	$42,907,473
Total Liabilities	$—	$—	$—	$42,537,156	$—	$42,537,156
Total Galle Cayman Shareholders’ Equity	$389,249	$389,249	$389,249	$389,249	$(1,167,747)	$389,249
Non-controlling interest	$—	$—	$—	$(18,932)	$—	$(18,932)
Total Liabilities and Equity	$389,249	$389,249	$389,249	$42,907,473	$(1,167,747)	$42,907,473

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2023
	Galle (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Net cash used in operating activities	$—	$—	$—	$(4,141,550)	$—	$(4,141,550)
Net cash used in investing activities	$—	$—	$—	$(67,655)	$—	$(67,655)
Net cash provided by financing activities	$—	$—	$—	$23,209,254	$—	$23,209,254
	For the Year Ended June 30, 2022
	Galle (Cayman Islands)	Subsidiary (Hong Kong)	WFOE (PRC)	VIE (PRC)	Eliminations	Consolidated Total
Net cash used in operating activities	$—	$—	$—	$(17,907,376)	$—	$(17,907,376)
Net cash used in investing activities	$—	$—	$—	$(18,662)	$—	$(18,662)
Net cash provided by financing activities	$—	$—	$—	$43,977,147	$—	$43,977,147

____________

(a)      Based on the VIE agreements the WFOE entered into with the shareholders of Galle China on December 20, 2023, the service fee income from consulting services for the years ended June 30, 2023 and 2022, includes the net income excluding the net income attributable to non-controlling interest since the date of the VIE agreements.

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND VIE

Balance, June 30, 2021	$—
Comprehensive income for the year	(80,996)
Balance, June 30, 2022	$(80,996)
Comprehensive income for the year	1,982,863
Balance, June 30, 2023	$1,901,867

Summary of Risk Factors

Investing in our ordinary shares involves a high degree of risk. Below is a summary of material factors that make an investment in our ordinary shares speculative or risky. Importantly, this summary does not address all of the risks that we face. Please refer to the information contained in and incorporated by reference under the heading “Risk Factors” on page 23 of this prospectus.

Risks Related to Doing Business in China

Risks related to doing business in China, beginning on page 23 of this prospectus, include but are not limited to the following:

•        “We are a holding company and will rely on dividends paid by our subsidiaries and service fees paid by the VIE for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, any limitation on the ability of the VIE to pay the service fees to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.”

•        “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.” See page 24.

•        “The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.” See page 25.

•        “Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” See page 27.

•        “There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.” See page 28.

•        “We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete. PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to Galle WFOE, the VIE and the VIE’s subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the VIE and the VIE’s subsidiaries.” See page 28.

•        “Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for the products and services of the VIE and its subsidiaries and materially and adversely affect the competitive positions of the VIE and its subsidiaries.” See page 29.

•        “Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and results of operations of the VIE or the VIE’s subsidiaries. See page 30.

•        “The Chinese government may intervene or influence the operations of the VIE and its subsidiaries at any time, which could result in a material change in their operations and/or the value of our ordinary shares.” See page 30.

•        “We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.” See page 30.

•        “Under the PRC Enterprise Income Tax Law, Galle Cayman or Galle HK may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.” See page 31.

•        “We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.” See page 32.

•        “Governmental control of currency conversion may affect the value of your investment.” See page 32.

•        “To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.” See page 32.

•        “The business may be materially and adversely affected if the VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.” See page 33.

•        “Fluctuations in exchange rates could adversely affect the business and the value of our securities.” See page 33.

•        “Increases in labor costs in the PRC may adversely affect the business and results of operations of the VIE and its subsidiaries.” See page 33.

•        “Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject the VIE and its subsidiaries to penalties.” See page 34.

•        “The VIE and its subsidiaries may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. The VIE and its subsidiaries may be liable for improper use or appropriation of personal information provided by their customers.” See page 34.

•        “If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm the business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.” See page 37.

•        “You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against the VIE and its subsidiaries or their management. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.” See page 38.

•        “The financial and operating performance of the VIE and its subsidiaries may be adversely affected by general economic conditions, natural catastrophic events, epidemics, and public health crises that impact the wholesaling industry of electronic devices.” See page 38.

•        “The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.” See page 39.

•        “The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.” See page 40.

Risks Related to Our Corporate Structure

Risks related to our corporate structure, beginning on page 41 of this prospectus, include but are not limited to the following:

•        “If the PRC government deems that the contractual arrangements in relation to Galle China, the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” See page 41.

•        “The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.” See page 43.

•        “Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.” See page 43.

•        “Any failure by the VIE, or their shareholders to perform their obligations under the VIE Agreements with them would have a material adverse effect on our business.” See page 43.

•        “The VIE Agreements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.” See page 44.

•        “We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIE, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.” See page 44.

Risks Related to the Business and Industry

Risks related to our business and industry, beginning on page 44 of this prospectus, include but are not limited to the following:

•        “The historical growth rate and performance of the VIE and its subsidiaries may not be sustainable or indicative of their future growth and financial results. We cannot guarantee that they will be able to maintain the growth rate they have experienced to date.” See page 44.

•        “The success of the business relies on retaining existing customers and attracting new ones.” See page 45.

•        “The business is dependent on the key supplier and changes or difficulties in its relationship with the key supplier may harm the business and financial results of the VIE and its subsidiaries, supplier concentration may expose us to significant financial credit or performance risk.” See page 45.

•        “Fluctuations in product prices can significantly impact the profitability and potentially result in losses.” See page 45.

•        “The business operations may be subject to seasonality.” See page 45.

•        “Risks associated with the manufacturers of the products the VIE and its subsidiaries hold as their own inventory could significantly and adversely impact the financial performance, as well as the reputation and brand.” See page 46.

•        “The development of manufacturers’ online and offline stores, including experience stores, could lead to a decrease in the sales and operating results, limiting the abilities of the VIE and its subsidiaries to grow business.” See page 46.

•        “Product issues may trigger liability claims, recalls, regulatory actions, and harm financial health by diverting resources, disrupting operations, and increasing costs.” See page 46.

•        “The success depends on the continuing efforts of senior management and key employees.” See page 46.

•        “The failure to effectively manage the business expansion, including entry into new areas of business, would significantly impact the results of operations and prospects.” See page 47.

•        “Damage to the brand image could significantly and adversely affect the growth strategy, as well as the business, financial condition, results of operations, and prospects.” See page 47.

•        “The business may require significant capital investments, which might not always be obtainable at favorable terms. Failing to execute strategies, including growth initiatives, could harm the financial health, operations, and cash flows.” See page 48.

•        “New lines of business or new products and services may impose additional risks.” See page 48.

•        “The VIE and its subsidiaries primarily engage in wholesaling electronic devices. Factors that adversely affect the electronic device industry could have a material adverse effect on the business, financial condition, results of operations, and prospects.” See page 48.

•        “The industries in which the VIE and its subsidiaries operate are highly competitive and fragmented, the VIE and its subsidiaries may not be able to maintain or may lose market share and customers if they fail to compete effectively.” See page 49.

•        “If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.” See page 49.

Risks Related to Intellectual Property

Risks related to intellectual property, beginning on page 51 of this prospectus, include but are not limited to the following:

•        “The VIE and its subsidiaries may face challenges in protecting and enforcing their trademarks and trade names, as well as establishing name recognition in their target markets, potentially harming their competitive positions.” See page 51.

•        “If the VIE and its subsidiaries are not able to adequately protect their proprietary intellectual property and information and protect against third party allegations, harassment, or other detrimental conduct, our results of operations could be adversely affected.” See page 51.

•        “Third parties may assert that the VIE and its subsidiaries’ employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.” See page 51.

Risks Related to the Offering and Our Ordinary Shares

Risks related to the offering and our ordinary shares, beginning on page 52 of this prospectus, include but are not limited to the following:

•        “The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.” See page 52.

•        “We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.” See page 53.

•        “We have not paid dividends to our shareholders. And we do not expect to pay cash dividends in the foreseeable future.” See page 53.

•        “For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements.” See page 54.

•        “As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.” See page 54.

•        “Our compensation of directors and officers may not be publicly available.” See page 55.

•        “Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” See page 55.

Implication of Holding Foreign Companies Accountable Act

U.S. laws and regulations, including the Holding Foreign Companies Accountable Act, or HFCAA, may restrict or eliminate our ability to complete a business combination with certain companies, particularly those acquisition candidates with substantial operations in China.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Kreit and Chiu CPA LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Kreit and Chiu CPA LLP’s compliance with applicable professional standards. Kreit and Chiu CPA LLP is headquartered in New York, US and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Risk Factors — Risks Related to Doing Business in China — The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies

Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering” on page 39.

Licenses Required for Business Operation

The VIE and its subsidiaries have obtained material permissions and approvals required for our operations in compliance with the relevant laws and regulations in the PRC. As of the date of this prospectus, the only permission required for operations are the business licenses of the VIE and its subsidiaries. The business license in PRC is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. As of the date of this prospectus, according to the opinion of our PRC counsel, Beijing DOCVIT Law Firm, the VIE and its subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by the VIE and its subsidiaries.

Approval	Recipient	Issuing body	Issuing Date	Terms of Operation
Business License	Galle Technology Co., Ltd.	Jingdezhen High-tech District Market Supervision Administration	August 18, 2021	From August 18, 2021 to no Fixed Term
Business License	Hangzhou Branch of Galle Technology Ltd.	Hangzhou Shangcheng District Market Supervision Administration	August 23, 2023	From August 23, 2023 to no Fixed Term
Business License	Hangzhou Galle Hengya Technology Co., Ltd.	Hangzhou Fuyang District Market Supervision Administration	August 8, 2022	From August 8, 2022 to no Fixed Term
Business License	Zhejiang Galle Manya Supply Chain Management Co., Ltd.	Hangzhou Xihu District Market Supervision Administration	September 2, 2021	From September 2, 2021 to no Fixed Term
Business License	Galle Yongya Electronic Equipment (Huzhou) Co., Ltd.	Hangzhou Fuyang District Market Supervision Administration	December 1, 2021	From December 1, 2021 to no Fixed Term
Business License	Jingdezhen Galle Ningya Technology Co., Ltd.	Jingdezhen High-tech District Market Supervision Administration	April 20, 2023	From April 20, 2023 to no Fixed Term
Business License	Jiangxi Anjia Kaiyue Technology Co., Ltd.	Jingdezhen High-tech District Market Supervision Administration	April 20, 2023	From April 20, 2023 to no Fixed Term
Business License	Zhejiang Dejia Hongzhi Technology Co., Ltd.	Hangzhou Gongshu District Market Supervision Administration	April 4, 2005	From April 4, 2005 to no Fixed Term
Business License	Hangzhou Galle Yingya Technology Co., Ltd.	Hangzhou Fuyang District Market Supervision Administration	April 18, 2022	From April 18, 2022 to no Fixed Term

PRC Limitation on Oversea Listing and Share Issuances

As of the date of this prospectus, according to the opinion of our PRC counsel, Beijing DOCVIT Law Firm, although we are required to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) and listing under the Trial Measures, no relevant PRC laws or regulations in effect require that we obtain permission from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations.

On August 8, 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules requires that an offshore special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. Based on our understanding of the Chinese laws and regulations in effect at the time of this prospectus, we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our ordinary shares on the Nasdaq under the M&A Rules. However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented, and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant Chinese government agencies, including the CSRC, would reach the same conclusion.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were made available to the public on July 6, 2021. The Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-based overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. It is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. On December 24, 2021, the CSRC, together with other relevant government authorities in China issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), and the Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (“Draft Overseas Listing Regulations”). The Draft Overseas Listing Regulations requires that a PRC domestic enterprise seeking to issue and list its shares overseas (“Overseas Issuance and Listing”) shall complete the filing procedures of and submit the relevant information to CSRC. The Overseas Issuance and Listing includes direct and indirect issuance and listing. Where an enterprise whose principal business activities are conducted in PRC seeks to issue and list its shares in the name of an overseas enterprise (“Overseas Issuer”) on the basis of the equity, assets, income or other similar rights and interests of the relevant PRC domestic enterprise, such activities shall be deemed an indirect overseas issuance and listing (“Indirect Overseas Issuance and Listing”) under the Draft Overseas Listing Regulations. Therefore, the proposed offering would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Regulations. As such, the Company would be required to complete the filing procedures of and submit the relevant information to CSRC after the Draft Overseas Listing Regulations become effective.

On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

Since the Trial Measures have come into effect as of the date of this prospectus, under the currently effective PRC laws and regulations, we are required to make filings with the CSRC and should complete the filing before our listing on the Nasdaq. We have filed filing documents with the CSRC on December 22, 2023 and are awaiting comments from the CSRC. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. See “Risk Factors — Risks Related to Doing Business in China — The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 25.

As of the date of this prospectus, according to the opinion of our PRC counsel, Beijing DOCVIT Law Firm, although we are required to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) and listing under the Trial Measures, none of the Company or any our subsidiaries is currently required to obtain any other approval from Chinese authorities, to list on U.S exchanges or issue securities to foreign investors, given that: (i) our PRC subsidiary was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel does, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, restrict or prohibit the payments or remittance of dividends by the VIE and its subsidiaries or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the shares. It is uncertain when and whether the Company will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded.

The PRC government may intervene or influence our operations at any time, which could result in a material change in our operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding any industry that could adversely affect the business, financial condition and results of operations of our company. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, we currently are not subject to cybersecurity review with the CAC, to conduct business operations in China, given that: (i) we do not possess a large amount of personal information in our business operations; and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. In addition, as confirmed by our PRC counsel, we are not subject to merger control review by China’s anti-monopoly enforcement agency due to the level of our revenues which provided from us and audited by our auditor Kreit and Chiu CPA LLP, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within China of more than RMB 400 million.

If we, our subsidiaries, or the VIE and its subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future, the offering will be delayed, our ability to continue to offer our ordinary shares will be significantly limited or completely hindered, there will be significant disruption to the business operations, and severely damage to the reputation of the VIE and its subsidiaries, which could materially and adversely affect the financial condition and results of operations of the VIE and its subsidiaries and cause our ordinary shares to significantly decline in value or become worthless. Although we have not received any denial to list on the U.S. exchange or conduct our daily business operation, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list our securities on an U.S. or other foreign exchange. For more detailed information, see “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval” on page 40 and “We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. We may be liable for improper use or appropriation of personal information provided by our customers.” on page 34.

Corporate Information

Our company was incorporated as an exempted company under the laws of the Cayman Islands with limited liability on November 8, 2023. Our principal executive office is located at Building 10, Gate 2, Xixi Art Collection Village, Hangzhou City, Zhejiang Province, People’s Republic of China, 310000. The telephone number of our principal executive offices is +86-13911402109. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands. Our agent for service of process in the United States is [•] at [•].

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or JOBS Act, enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, which permit us to follow certain corporate governance rules that conform to the Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules applicable to U.S. companies. As a result, our corporate governance practices may differ from those you might otherwise expect from a U.S. company listed on Nasdaq.

THE OFFERING

Shares Offered	Ordinary Shares (or Ordinary Shares assuming that the Representative exercises its over-allotment option in full)
Over-allotment Option

We have granted the Representative an option exercisable up to 45 days after the closing of this offering to purchase up to an additional 15% of the Ordinary Shares sold in this offering on the same terms as the other Ordinary Shares being purchased by the Representative from us.

Ordinary shares outstanding prior to completion of this offering	20,000,000 Ordinary Shares
Ordinary shares outstanding immediately after this offering	Ordinary Shares (or Ordinary Shares assuming that the Representative exercises its over-allotment option in full)
Use of Proceeds

We estimate that our net proceeds from this offering will be approximately $          , based on an initial public offering price of $          per Ordinary Share and after deducting estimated underwriting discounts and advisory fee and estimated offering expenses and assuming no exercise of the over-allotment option granted to the Representative. We intend to use our net proceeds for market development, technology research and upgrading, recruiting and training highly skilled personnel, and working capital. See “Use of Proceeds” on page 61 of this prospectus for more information.

Representative	US Tiger Securities, Inc.
Representative’s Warrants

We will issue to US Tiger Securities, Inc., the lead underwriter or its designee(s), at the closing of this offering, warrants to purchase a number of Ordinary Shares equal to 4% of the aggregate number of Ordinary Shares sold in this offering (including any Ordinary Shares sold pursuant to the underwriters’ over-allotment option to purchase additional shares). The representative’s warrants will be exercisable on the effective date of the registration statement of which this prospectus is a part and will expire three years after the effective date of the registration statement of which this prospectus is a part. The exercise price of the representative’s warrants will equal 125% of the public offering price per share. See “Underwriting.”

Nasdaq Trading symbol

We intend to list our Ordinary Shares on Nasdaq Capital Market under the symbol “GALE”. Our application could be rejected by Nasdaq, and this offering will not close until we have received Nasdaq’s approval for our application.

Transfer Agent
Risk Factors

Investing in these securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section of, and elsewhere in, this prospectus before deciding to invest in our Ordinary Shares.

Lock-Up

We, our directors and executive officers, and 5% or more holders of our outstanding Ordinary Shares have agreed with the Representative, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Ordinary Shares for a period ending three (3) months after the commencement of the trading of the Ordinary Shares. See “Underwriting” beginning on page 138 for more information.

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, the business, financial condition, results of operations or cash flow of the VIE or the VIE’s subsidiaries could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and in the documents referenced above are not the only ones that we or the VIE and its subsidiaries face. Additional risks not presently known to us or that we currently deem immaterial may also affect the businesses of the VIE and its subsidiaries. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Related to Doing Business in China

We are a holding company and will rely on dividends paid by our subsidiaries and service fees paid by the VIE for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, any limitation on the ability of the VIE to pay the service fees to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct all of our business through the VIE and its subsidiaries, which are limited liability companies established in China. We may rely on service fees to be paid by the VIE and dividends paid by Galle WFOE to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If Galle WFOE and the VIE incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay service fees or make other distributions to us.

Under PRC laws and regulations, the WFOE may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

The VIE and its subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of the VIE to use its Renminbi revenues to pay service fees to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of the VIE to pay service fees or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

See also “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to Galle WFOE, the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of the Galle WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China with little advance notice could adversely affect us and limit the legal protections available to you and us.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing the business and the enforcement and performance of the VIE and its subsidiaries’ arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and the business may be affected if it relies on laws and regulations which are subsequently adopted or interpreted in a manner different from the current understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on the VIE’s and our business. See also “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government deems that the contractual arrangements in relation to Galle WFOE, the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and the ability of the VIE and its subsidiaries to operate their businesses in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than legal systems in other jurisdictions, such as the United States. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect the business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect the business and impede the ability to continue our operations.

The financial and taxation solution services industry in China is subject to extensive regulation. Related laws and regulations are relatively new and evolving. The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the financial and taxation solution services industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, financial and taxation solution services businesses in China, including the VIE and its subsidiaries’ businesses. We cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If our operations do not comply with these new regulations at the time they become effective, or if we fail to obtain any licenses or approval required under these new laws and regulations, we could be subject to penalties.

The PRC government has significant oversight and discretion over the conduct of the business and may intervene or influence the VIE and its subsidiaries’ operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries, such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding the industry that could adversely affect its business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless.

The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with this offering and our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. The CAC solicited comments on this draft and the deadline for feedback was December 13, 2021, but there is no timetable as to when it will be enacted.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of the prospectus, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines together as the New Overseas Listing Rules. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The New Overseas Listing Rules came into effect on March 31, 2023. The New Overseas Listing Rules refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the New Overseas Listing

Rules. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations — Regulations Relating to Overseas Listings.”

Since the New Overseas Listing Rules have come into effect as of the date of this prospectus, under the currently effective PRC laws and regulations, we are required to make filings with the CSRC and should complete the filing before our listing on the Nasdaq. We have filed filing documents with the CSRC on December 22, 2023 and are awaiting comments from the CSRC. However, if we do not complete the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and New Overseas Listing Rules were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

As of the date of this prospectus, according to the opinion of our PRC counsel, Beijing DOCVIT Law Firm, our offering will be deemed as an indirect overseas listing by a domestic company by the CSRC. We shall fulfill the filing procedure with the CSRC in accordance with the Trial Administrative Measures within three working days after the relevant application is submitted overseas. However, we cannot assure you that we will be able to complete the filings for this offering. This offering is contingent upon the completion of our filing with and the receipt of approval from the CSRC. Failure to complete the required filing may result in an investigation by the relevant authorities, as well as fines or penalties, and could lead to an order prohibiting us from conducting an offering. These risks have the potential to cause a material adverse change in our operations and the value of our ordinary shares. Moreover, they could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering or future capital raising activities before settlement and delivery of the ordinary shares we are offering hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering or future capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Such procedures for obtaining the waiver remain unclear. Any uncertainties or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, prospects, financial condition, reputation, and this offering and the listing of the ordinary shares.

On February 24, 2023, the CSRC jointly with other relevant governmental authorities, promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which took effect on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Administration Provisions provide that securities companies and securities service providers shall fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. Since the Confidentiality and Archives Administration Provisions were promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of the VIE and its subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, the VIE and its subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. Any failure to obtain or delay in obtaining such approval, filing or completing such procedures for this offering, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect the business, financial condition, results of operations, and prospects, as well as the trading price of our ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect the business, prospects, financial condition, reputation, and the trading price of our ordinary shares.

Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless. The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisition of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce of the People’s Republic of China (“MOFCOM”) be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion and at least two of these operators each had a turnover of more than RMB 400 million within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB 2 billion, and at least two of these operators each had a turnover of more than RMB 400 million within China) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the

MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand the business or maintain the market share.

There are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities.

The VIE and its subsidiaries conduct all of the business operations in China, and all of their directors and senior management are based in China, which is an emerging market. The SEC, U.S. Department of Justice and other authorities often have substantial difficulties in bringing and enforcing actions against non-U.S. companies and non-U.S. persons, including company directors and officers, in certain emerging markets, including China. Additionally, our public shareholders may have limited rights and few practical remedies in emerging markets where we operate, as shareholder claims that are common in the United States, including class action securities law and fraud claims, generally are difficult to pursue as a matter of law or practicality in many emerging markets, including China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the security regulatory authorities of another country or region to implement cross-border supervision and administration, the regulatory cooperation with the security regulatory authorities in the Unities States has not been efficient in the absence of a mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which became effective in March 2020, no foreign security regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to foreign securities regulators.

As a result, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors than they would as public shareholders of a company incorporated in the United States.

We must remit the offering proceeds to China before they may be used to benefit the business of the VIE and its subsidiaries in China, and this process may take several months to complete. PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to Galle WFOE, the VIE and the VIE’s subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand the business of the VIE and the VIE’s subsidiaries.

The process for sending the proceeds from this offering back to China may take as long as six months after the closing of this offering. In utilizing the proceeds of this offering in the manner described in “Use of Proceeds” on page 61 of this prospectus, we may make loans to Galle WFOE, the VIE and its subsidiaries, or make additional capital contributions to Galle WFOE, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to Galle WFOE, which is treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance Galle WFOE by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Policies for Reforming and Regulating the Control over Foreign Exchange Settlement under the Capital Account (the “Circular 16”), effective on June 9, 2016, which, among other things, amend certain provisions of Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If Galle China requires financial support from us or our wholly-owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund the VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer the net proceeds from this offering to Galle WFOE and the VIE, and we may not be able to convert the net proceeds from this offering into Renminbi to invest in or acquire any other PRC companies in China. Despite the restrictions under these SAFE circulars, Galle WFOE may use its income in Renminbi generated from their operations to finance the VIE through entrustment loans to the VIE or loans to the VIE’s shareholders for the purpose of making capital contributions to the VIE. In addition, Galle WFOE can use Renminbi funds converted from foreign currency registered capital to carry out any activities within its normal course of business and business scope, including to purchase or lease servers and other relevant equipment and fund other operational needs in connection with its provision of services to the VIE under the exclusive technical support agreement.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we or the VIE or the VIE’s subsidiaries will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to Galle WFOE or Galle China or future capital contributions by us to Galle WFOE. If we or the VIE or the VIE’s subsidiaries fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to fund the operations of the VIE and the VIE’s subsidiaries in China may be negatively affected, which could materially and adversely affect the liquidity of the VIE and the VIE’s subsidiaries and their ability to fund and expand their business.

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for the products and services of the VIE and its subsidiaries and materially and adversely affect the competitive positions of the VIE and its subsidiaries.

All of the operations of the VIE and the VIE’s subsidiaries are located in China. Accordingly, the business, results of operations, financial condition and prospects of the VIE and its subsidiaries are subject to economic, political and legal developments in China. Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market.

From time to time, the VIE and its subsidiaries may have to resort to administrative and court proceedings to enforce their legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection they enjoy than in other legal systems. These uncertainties may impede their ability to enforce the contracts they have entered into and could materially and adversely affect their business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, the VIE and its subsidiaries may not be aware of their violation of any of these policies and rules until sometime after the violation. Such unpredictability towards their contractual, property (including intellectual property) and procedural rights could adversely affect their business and impede their ability to continue their operations.

These government involvements have been instrumental in China’s significant growth in the past 30 years. In response to the recent slowdown in global and Chinese economy growth, the PRC government has adopted policy measures aimed at stimulating the economic growth in China. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or if any aspect of the PRC government’s policies limits the growth of the industry of the VIE and its subsidiaries or otherwise negatively affects their business, their growth rate or strategy, their results of operations could be adversely affected as a result.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on the business and results of operations of the VIE or the VIE’s subsidiaries.

All of the operations of the VIE and the VIE’s subsidiaries are located in China. Accordingly, the business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on the VIE and its subsidiaries, which in turn may affect our financial condition. For example, the financial condition and results of operations of the VIE and VIE’s subsidiaries may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy growth may reduce the demand for the products and services and materially and adversely affect the business and results of operations of the VIE or the VIE’s subsidiaries.

The Chinese government may intervene or influence the operations of the VIE and its subsidiaries at any time, which could result in a material change in their operations and/or the value of our ordinary shares.

The businesses of the VIE and its subsidiaries are subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the State Administration for Market Regulation and the State Administration for Industry and Commerce. Together, these governmental authorities promulgate and enforce regulations that cover many aspects of the day-to-day operations of the VIE and its subsidiaries. If they are deemed to be not in compliance with these requirements, they may be subject to fines and other administrative penalties from the relevant PRC government authorities. In case of their failure to rectify their noncompliance within required period by the relevant PRC government authorities, they may be forced to suspend their operations.

Existing and new laws and regulations may be enforced from time to time and substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the VIE and its subsidiaries. If the PRC government promulgates new laws and regulations that impose additional restrictions on the operations of the VIE and its subsidiaries, or tightens enforcements of existing or new laws or regulations, it has the authority, among other things, to levy fines, confiscate income, revoke business licenses, and require the VIE and its subsidiaries to discontinue their relevant business or impose restrictions on the affected portion of their business. Any of these actions by the PRC government may have a material and adverse effect on the VIE and its subsidiaries’ operations. As a result, the businesses of the VIE and its subsidiaries, reputation, value of our ordinary shares, financial condition and results of operations may be materially and adversely affected.

We may lose the ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless if the Chinese government may exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

The recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the administration over illegal securities activities and the supervision on listings by China-based companies in foreign countries, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based companies listed in foreign countries, and provided that the special provisions of the State Council on offering and listing by those companies in foreign countries limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. As these opinions were newly issued and there are no further explanations or detailed rules and regulations with respect to such opinions, there are still uncertainties regarding the interpretation and implementation of such opinions. And new rules or regulations promulgated in future could impose additional requirements on us.

In addition, on July 10, 2021, the CAC issued a revised draft of the Cybersecurity Review Measures for public comments, according to which, among others, an “operator of critical information infrastructure” (“the CIIO”) or a “data processor”, who has personal information of more than one million users and is going to list in foreign countries, must report to the relevant cybersecurity review office for a cybersecurity review. On December 28, 2021, the Cyberspace Administration of China jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replace the former Measures for Cybersecurity Review (2020). Measures for Cybersecurity Review (2021) stipulates that the CIIO purchasing network products and services, and online platform operator (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review under the Measures for Cybersecurity Review (2021).

However, if the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required, failure of obtaining such approval may lead us face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operation entities in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this Offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the Offering of the Shares.

Under the PRC Enterprise Income Tax Law, Galle Cayman or Galle HK may be classified as a “Resident Enterprise” of China. Such classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders.

China passed the PRC Enterprise Income Tax Law, or the EIT Law, and its implementing rules, both of which became effective on January 1, 2008, and as amended in December 2018. Under the EIT Law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management as “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

On April 22, 2009, the State Administration of Taxation of China issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies, or the Notice, further interpreting the application of the EIT Law and its implementation to offshore entities controlled by a Chinese enterprise or group. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a “non-domestically incorporated resident enterprise” if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) its substantial assets and properties, accounting books, corporate stamps, board and shareholder minutes are kept in China; and (iv) all of its directors with voting rights or senior management reside in China. A resident enterprise would be subject to an enterprise income tax rate of 25% on its worldwide income and must pay a withholding tax at a rate of 10% when paying dividends to its non-PRC shareholders.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our Cayman Islands holding company, or the Hong Kong subsidiary is a PRC resident enterprise for enterprise income tax purposes, its world-wide income could be subject to PRC tax at a rate of 25%, which could reduce our net income. We will also be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, and non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. Although our holding company is incorporated in the Cayman Islands, it remains unclear whether dividends received and gains realized by our non-PRC shareholders will be regarded as income from sources within the PRC and whether non-PRC shareholders of Galle Cayman would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC, in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our ordinary shares. See also “Risks factors — Risks related to Our Corporate Structure — The VIE Agreements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption law.

In connection with this offering, we will become subject to the U.S. Foreign Corrupt Practices Act (the “FCPA”), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We are also subject to Chinese anti-corruption laws, which strictly prohibit the payment of bribes to government officials. The VIE and its subsidiaries have operations agreements with third parties, and make sales in China, which may experience corruption. The activities of the VIE and its subsidiaries in China create the risk of unauthorized payments.

Although we believe, to date, we, the VIE, and the VIE’s subsidiaries have complied in all material respects with the provisions of the FCPA and Chinese anti-corruption law, the existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption law may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the government may seek to hold our Company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC operation entities. Shortages in the availability of foreign currency may restrict the ability of the VIE and its subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our security-holders.

To the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The transfer of funds and assets among Galle Cayman, its Hong Kong and Galle WFOE is subject to restrictions. The PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of the PRC. See “Risk Factors — Governmental control of currency conversion may affect the value of your investment.” In addition, the PRC Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. See “Risk Factors — We are a holding company and will rely on dividends paid by our subsidiaries and service fees paid by the VIE for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, any limitation on the ability of the VIE to pay the service fees to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.”

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets.

The business may be materially and adversely affected if the VIE and its subsidiaries declare bankruptcy or become subject to a dissolution or liquidation proceeding.

The Enterprise Bankruptcy Law of the PRC, or the Bankruptcy Law, came into effect on June 1, 2007. The Bankruptcy Law provides that an enterprise will be liquidated if the enterprise fails to settle its debts as and when they fall due and if the enterprise’s assets are, or are demonstrably, insufficient to clear such debts.

The VIE and its subsidiaries hold certain assets that are important to our business operations. If the VIE and its subsidiaries undergo a voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could adversely affect the business and the value of our securities.

Changes in the value of the RMB against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. Any significant revaluation of the RMB may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on our shares in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of paying dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations of the RMB against other currencies may increase or decrease the cost of imports and exports, and thus affect the price-competitiveness of our products against products of foreign manufacturers or products relying on foreign inputs.

Since July 2005, the RMB is no longer pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the RMB may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the RMB exchange rate and lessen intervention in the foreign exchange market.

Increases in labor costs in the PRC may adversely affect the business and results of operations of the VIE and its subsidiaries.

The currently effective PRC Labor Contract Law, or the Labor Contract Law was first adopted on June 29, 2007 and later amended on December 28, 2012. The PRC Labor Contract Law has reinforced the protection of employees who, under the Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that the VIE and its subsidiaries need to significantly reduce their workforce, the Labor Contract Law could adversely affect their ability to do so in a timely and cost-effective manner, and their results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the Labor Contract Law requires the VIE and its subsidiaries to pay monthly compensation after such employment is terminated, which will increase their operating expenses.

We expect that the labor costs of the VIE and its subsidiaries, including wages and employee benefits, will continue to increase. Unless the VIE and its subsidiaries are able to pass on these increased labor costs to our buyers by increasing the prices of our products and services, their financial condition and results of operations would be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject the VIE and its subsidiaries to penalties.

Pursuant to the Social Security Law of the PRC, or the Social Security Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, employers shall pay the basic pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance for all eligible employees. The VIE and its subsidiaries have been making social security premium payments at least at the minimum wage level for all eligible employees.

In accordance with the Regulations on Management of Housing Provident Fund (the “Regulations of HPF”), which were promulgated by the PRC State Council on April 3, 1999, and last amended on March 24, 2002, employers must register at the designated administrative centers and open bank accounts for employees’ housing funds deposits. Employers and employees are also required to pay and deposit housing funds, in an amount no less than 5% of the monthly average salary of each of the employees in the preceding year in full and on time. The VIE and its subsidiaries have opened bank accounts for its employees’ housing funds deposits, and deposited housing funds at least at the minimum wage level for all eligible employees.

In respect of the social insurance, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the social insurance contributions as legally required, the social insurance authority may order it to pay the outstanding amount of the social insurance contributions within a prescribed time limit and may impose a late fee at a daily rate of 0.05% of the outstanding amount, accruing from the date when the social insurance contributions were due. If the enterprise still fails to make such payment within the prescribed time, the social insurance authority may further impose an additional fine ranging from one to three times of the total outstanding balance. In respect of the housing provident fund, our PRC legal counsel has advised that, if an enterprise fails to pay the full amount of the housing provident fund contributions as legally required, the housing provident fund authority may order it to pay the outstanding amount of the housing provident fund within a prescribed time limit. If the enterprise still fails to make such payment within the prescribed time, the housing provident fund authority may apply for an order from the relevant people’s courts to make such payment. As of the date of this prospectus, the VIE and its subsidiaries have not received any notification from the PRC governmental authorities requiring us to pay any outstanding amount of the social insurance and housing provident fund contributions. The management believes that the likelihood the Company may be required to make these additional contributions is very low. In the event that the VIE and its subsidiaries are notified to make sufficient contributions, we have to pay the outstanding amount plus late fee or fines in relation to the underpaid employee benefits. The financial condition and results of operations of us and the VIE and its subsidiaries may be adversely affected.

The VIE and its subsidiaries may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. The VIE and its subsidiaries may be liable for improper use or appropriation of personal information provided by their customers.

The VIE and its subsidiaries may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to the VIE and its subsidiaries are often uncertain and may be conflicting, particularly with respect to foreign laws. There are numerous laws and regulations regarding privacy and the collection, sharing, use, processing, disclosure, and protection of personal information and other user data. Such laws and regulations often vary in scope, may be subject to differing interpretations, and may be inconsistent among different jurisdictions.

The VIE and its subsidiaries expect to obtain information about various aspects of their operations as well as regarding their employees and third parties. The VIE and its subsidiaries also maintain information about various aspects of their operations as well as regarding their employees. The integrity and protection of their customer, employee and company data are critical to their business. Their customers and employees expect that they will adequately protect their personal information. They are required by applicable laws to keep strictly confidential the personal information that they collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during the course of performing duties or providing services or obtaining such information through theft or other illegal ways. On November 7, 2016, the SCNPC issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017.

Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, Ministry of Industry and Information Technology, the MIIT, and the Ministry of Public Security, the MPS have been increasingly focused on regulation in the areas of data security and data protection.

The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the CAC, the MPS and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. In December 28, 2021, the Chinese government promulgated Cybersecurity Review Measures (2021) and came into effect on February 15, 2022, which replaced the Cybersecurity Review Measures (2020). According to the Cybersecurity Review Measures (2021), the CIIO, shall prejudge any possible risks to national security when purchasing network products and services which do or may affect national security and shall declare any network product or service that affects or may affect national security to the Office of Cybersecurity Review for cybersecurity review; online platform operator who possesses the personal information of more than one million users shall declare to the Office of Cybersecurity Review for cybersecurity review.

In November 2016, the SCNPC passed China’s first Cybersecurity Law (“CSL”), which became effective in June 2017. The CSL is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits. In April 2020, the CAC and certain other PRC regulatory authorities promulgated the Cybersecurity Review Measures, which became effective in June 2020. On December 28, 2021, the CAC promulgated the Cybersecurity Review Measures (2021), which became effective on February 15, 2022. Cybersecurity Review Measures (2021) stipulates that, in addition to CIIOs, an online platform operator who possesses the personal information of more than 1 million users offering and listing abroad should also be subject to cybersecurity review. The Cybersecurity Review Measures (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) the security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) the information on compliance with the PRC laws, administrative regulations and departmental rules by product and service providers; (v) the risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) the risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after overseas listing; and (vii) other factors that may endanger critical information infrastructure security and national data security. CAC has said that under the proposed rules companies holding data on more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments”. The cybersecurity review will also investigate the potential national security risks from overseas IPOs. We do not know what regulations will be adopted or how such regulations will affect us and our listing on Nasdaq. In the event that the Cyberspace Administration of China determines that we are subject to these regulations, we may be required to delist from Nasdaq and we may be subject to fines and penalties. On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of our products and services and could have an adverse impact on our business. Further, if the enacted version of the Cybersecurity Review Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

Under the Data Security Law enacted on September 1, 2021 and the Measures for Cybersecurity Review (2021) implemented on February 15, 2022, since we are not an Operator, nor do we control more than one million users’ personal information, we would not be required to apply for a cybersecurity review by the CAC. However, if the CSRC, CAC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals and we may face sanctions by the CSRC, CAC or other PRC regulatory agencies for failure to seek their approval which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors and the securities currently being offered may substantially decline in value and be worthless.

On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect on September 1, 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cybersecurity Review Measures. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure.

On August 20, 2021, the SCNPC approved the Personal Information Protection Law (“PIPL”), which became effective on November 1, 2021. The PIPL regulates collection of personal identifiable information and seeks to address the issue of algorithmic discrimination. Companies in violation of the PIPL may be subject to warnings and admonishments, forced corrections, confiscation of corresponding income, suspension of related services, and fines. We had not collected identifiable or sensitive personal information of individual end-users, such as ID card numbers and real names, which means our potential access or exposure to customers’ personal information is limited. However, as uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that the VIE and the VIE’s subsidiaries will comply with the PIPL in all respects. the VIE and the VIE’s subsidiaries may also become subject to fines and/or other penalties which may have material adverse effect on the business, operations and financial condition of the VIE and the VIE’s subsidiaries.

Compliance with the Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Cybersecurity Review Measures, the Personal Information Protection Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, may result in additional expenses to us and subject us to negative publicity, which could harm the reputation among users and negatively affect the trading price of our ordinary shares in the future. As of the date of this prospectus, we do not expect that the current PRC laws on cybersecurity or data security would have a material adverse impact on the business operations of the VIE and the VIE’s subsidiaries and this offering. In addition, our PRC legal counsel has advised us that, if any of the following circumstance exists, we, the VIE and the VIE’s subsidiaries shall apply with the CAC for cybersecurity review with respect to this offering: (i) we, the VIE and the VIE’s subsidiaries possess over one million individuals’ personal information; (ii) we, the VIE and the VIE’s subsidiaries are deemed as CIIOs and intend to purchase internet products and services that will or may affect national security, and (iii) we, the VIE and the VIE’s subsidiaries carry out any data processing activities, which has affected or may affect national security. We believe we, the VIE and the VIE’s subsidiaries have none of the aforesaid circumstances and do not expect to be subject to the cybersecurity review by the CAC for this offering, given that: (i) we currently do not have over one million users’ personal information; (ii) we do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We do not believe the VIE or the VIE’s subsidiaries are among the CIIO, “data processor” carrying out data processing activities that affect or may affect national security, or “operator of network platform” holding personal information of more than one million users as mentioned above, however, the revised draft Regulations on Network Data Security is in the process of being formulated and subject to further changes, and inherent uncertainty exists in relying on an opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, as to the enactment, interpretation and implementation of regulations related to overseas securities offerings and cybersecurity compliance requirements. The PRC regulators, including the CSRC or the CAC, may not arrive at the same conclusion as our PRC legal counsel. However, if the draft Regulations on Network Data Security is adopted into law and we become listed on Nasdaq, Galle WFOE and the VIE and the VIE’s subsidiaries likely will be required to perform annual data security assessment either by itself or retaining a third-party data security service provider and submit such data security assessment report to the local agency every year.

As of the date of this prospectus, Galle Cayman, its subsidiaries, the VIE or the VIE’s subsidiaries have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, or received any penalty, investigation or warning in connection with the operations of the VIE and VIE’s subsidiaries from the CAC or any other PRC regulatory agencies, or received any notice or instructions from the CAC requiring Galle Cayman, Galle WFOE, the VIE or the VIE’s subsidiaries to declare a security assessment. If it is determined in the future that we are required to declare a security assessment, it is uncertain whether we can or how long it will take us to complete such declaration or rectification. However, the Measures for Cybersecurity Review (2021), draft Regulations on Network Data Security and Outbound Data Transfer Security Assessment Measures are relatively new, there are substantial uncertainties regarding their interpretation and application, and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the above regulations in the future. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we cannot assure you that we or the VIE or the VIE’s subsidiaries will comply with such regulations in all aspects in a timely manner and we or the VIE and the VIE’s subsidiaries may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities or face other penalties, which could materially and adversely affect the business, financial condition, and results of operation of the VIE and the VIE’s subsidiaries. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will cause the VIE and the VIE’s subsidiaries to take all reasonable measures and actions to comply with and to minimize the adverse effect of such laws on us. In the event that the applicable laws, regulations, or interpretations change such that we or the VIE and the VIE’s subsidiaries are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we cannot guarantee whether we or the VIE and the VIE’s subsidiaries can complete the registration process in a timely manner, or at all. Given such uncertainty, the VIE and the VIE’s subsidiaries may be further required to suspend their relevant business, shut down the website, or face other penalties, which could materially and adversely affect the financial condition, results of operations of the VIE and the VIE’s subsidiaries and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm the business operations, this offering and our reputation and could result in a loss of your investment in our ordinary shares, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the company.

This situation may be a major distraction to our management. If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our ordinary shares could be rendered worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against the VIE and its subsidiaries or their management. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

The VIE and its subsidiaries conduct all of the business operations in China, and all of their directors and senior management are based in China. As a result, it may be difficult for you to effect service of process upon the VIE and its subsidiaries or those persons inside mainland China. In addition, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against the VIE and its subsidiaries or such persons predicated upon the civil liability provisions of U.S. securities laws or those of any U.S. state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the U.S. that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against the VIE and its subsidiaries or their directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the U.S. See “Enforceability of Civil Liabilities” on page 60.

The financial and operating performance of the VIE and its subsidiaries may be adversely affected by general economic conditions, natural catastrophic events, epidemics, and public health crises that impact the wholesaling industry of electronic devices.

The operating results of the VIE and its subsidiaries will be subject to fluctuations based on general economic conditions, in particular those conditions that impact the wholesaling industry of electronic devices. Deterioration in economic conditions could cause decreases in both volume and reduce and/or negatively impact their short-term ability to grow their revenues. Further, any decreased collectability of accounts receivable or early termination of agreements due to deterioration in economic conditions could negatively impact their results of operations.

The businesses of the VIE and its subsidiaries are subject to the impact of natural catastrophic events such as earthquakes, floods or power outages, political crises such as terrorism or war, and public health crises, such as disease outbreaks, epidemics, or pandemics in the U.S. and global economies, the markets and business locations. Although the WHO declared on May 5, 2023, that the COVID-19 pandemic is no longer a “global health emergency”, the economic recovery affected by the pandemic is slow, economic growth momentum is insufficient, consumers’ expected incomes have decreased, and more and more attention has been paid to saving and rational consumption, and the consumption is weak, the impact of the COVID-19 pandemic cannot be eliminated in the short term. The buyers of the VIE and its subsidiaries may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business due to the coronavirus outbreak; as a result, the revenues of the VIE and its subsidiaries may be impacted. The extent to which the coronavirus impacts their results will depend on future developments, which are highly uncertain and will include emerging information concerning the severity of the coronavirus and the actions taken by governments and private businesses to attempt to contain the coronavirus, but is likely to result in a material adverse impact on their business, results of operations and financial condition at least for the near term.

Similarly, natural disasters, wars (including the potential of war), terrorist activity (including threats of terrorist activity), social unrest and heightened travel security measures instituted in response, and travel-related accidents, as well as geopolitical uncertainty and international conflict, will affect travel volume and may in turn have a material adverse effect on their business and results of operations. In addition, they may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, their operational continuity may be adversely and materially affected, which in turn may harm their reputation.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was signed into law.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

Our auditor, Kreit and Chiu CPA LLP, the independent registered public accounting firm that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Kreit and Chiu CPA LLP’s compliance with applicable professional standards. Kreit and Chiu CPA LLP is headquartered in New York and has been inspected by the PCAOB on a regular basis, with the last inspection in 2023. Therefore, we believe that, as of the date of this prospectus, our auditor is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021.

However, we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The approval of the China Securities Regulatory Commission may be required in connection with this offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

We believe that the CSRC’s approval is not required for the listing and trading of our ordinary shares on Nasdaq in the context of this offering, given that: (i) our PRC subsidiary Galle WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules and Galle WFOE has not merged or acquired of equity interest or assets of the VIE and its subsidiaries; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, there remains some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the ordinary shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Galle China, the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, the VIE and its subsidiaries conduct all operations in the PRC, including the VIE and the VIE’s subsidiaries, Manya Galle, Yongya Galle, Galle (Jingdezhen), Hengya Galle, Galle (Jiangxi), DH Galle, Yingya Galle. We receive the pretax income after deducting relevant costs and reasonable expenses of the VIE through contractual arrangements. Our ordinary shares offered in this offering are shares of our offshore holding company instead of shares of the VIE and its subsidiaries in China. For a description of the share acquisitions, see “Corporate History and Structure — Contractual Arrangements and Equity Control.”

The VIE and its subsidiaries contributed 100% of the Company’s consolidated results of operations and cash flows for the years ended June 30, 2023 and 2022, respectively. As of the date of this prospectus, the VIE and its subsidiaries accounted for 100% of the consolidated total assets and total liabilities of the Company.

We rely on and expect to continue to rely on Galle WFOE’s contractual arrangements with the VIE to operate our business. These contractual arrangements, or the VIE Agreements, is not as effective in providing us with control over the VIE as ownership of controlling equity interests would be in providing us with control over or enabling us to derive economic benefits from the operation of the VIE. Under the current VIE Agreements, as a legal matter, if the VIE or any of its shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a VIE were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to the VIE Agreements, we may have to take a legal action to compel them to fulfill their contractual obligations. If (i) the applicable PRC authorities invalidate the VIE Agreements for violation of PRC laws, rules and regulations, (ii) any VIE Entity or its shareholders terminate the relevant VIE Agreements (iii) any VIE Entity or its shareholders fail to perform their obligations under the VIE Agreements, or (iv) if these regulations change or are interpreted differently in the future, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease or even become worthless. Further, if we fail to renew the VIE Agreements upon their expiration, we would not be able to continue to benefit from the business operations of the VIE and its subsidiaries unless the then current PRC law allows us to directly operate businesses in China.

In addition, if the VIE or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue to benefit from some or all the business activities of the VIE and its subsidiaries, which could materially and adversely affect our business, financial condition and results of operations. If the VIE undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIE. For example, the VIE and its shareholders could breach the VIE Agreements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current VIE Agreements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts. The shareholders of the consolidated VIE may not act in the best interests of our company or may not perform their obligations under the VIE Agreements. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with the VIE.

If the VIE or its shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such contractual arrangements. For example, if the shareholders of the VIE refuse to transfer their equity interest in the VIE to us or our designee if we exercise the purchase option pursuant to the VIE Agreements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights or foreclose the share pledge according to the VIE Agreements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair Galle WFOE as the primary beneficiary of the VIE for accounting purposes, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In the opinion of our PRC legal counsel, Beijing DOCVIT Law Firm, each of the VIE Agreements among Galle WFOE, the VIE and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the opinion of our PRC legal counsel. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC government authorities may deem that foreign ownership is directly or indirectly involved in the VIE’s shareholding structure. If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, Galle WFOE may not be considered the primary beneficiary of the consolidated VIE for accounting purposes and we will have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business.

Furthermore, if the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

•        revoking the business license and/or operating licenses of Galle WFOE, or the VIE or VIE’s subsidiary;

•        discontinuing or placing restrictions or onerous conditions on our operations through any transactions among Galle WFOE, or the VIE or our subsidiary;

•        imposing fines, confiscating the income from Galle WFOE, or the VIE or VIE’s subsidiary, or imposing other requirements with which we or the VIE may not be able to comply;

•        placing restrictions on our right to collect revenues;

•        shutting down our servers or blocking our app/websites;

•        requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE, deregistering the equity pledges of the VIE and conducting business divestitures, which in turn would affect our ability to consolidate, derive economic interests from, or for Galle WFOE to be considered the primary beneficiary of the VIE for accounting purposes; or

•        restricting or prohibiting our use of the proceeds of this offering to finance the business and operations of the VIE and its subsidiaries in China.

•        taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Galle WFOE, or the VIE and VIE’s subsidiaries in our consolidated financial statements, if the PRC government authorities were to find our corporate structure and the VIE Agreements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the Galle WFOE, the VIE and VIE’s subsidiaries or our right to receive the pretax income after deducting relevant costs and reasonable expenses of the VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of them in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

The shareholders of the VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of the date of this prospectus, we are not aware of any conflicts between the shareholders of the VIE and us. However, the shareholders of the VIE may have actual or potential conflicts of interest with us in the future. These shareholders may refuse to sign or breach, or cause the VIE to breach, or refuse to renew, the VIE Agreements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively exercise our contractual rights in the VIE and receive the pretax income after deducting relevant costs and reasonable expenses of the VIE. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Agreements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of the Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

Investors in our ordinary shares should be aware that they are purchasing equity in us rather than the VIE and its subsidiaries. All of our business and operations are conducted by the VIE and its subsidiaries in China. Although we have been advised by our PRC legal counsel, DOCVIT, that the VIE Agreements constitute valid and binding obligations enforceable against each party of such agreements in accordance with the terms, they may not be as effective in ensuring our interests in the VIE and its subsidiaries, as direct ownership. If the VIE and its subsidiaries or their respective shareholders fail to perform their respective obligations under the VIE Agreements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these VIE Agreements are governed by and interpreted in accordance with PRC laws, and disputes arising from the VIE Agreements will be resolved through arbitration or litigation in the PRC. However, there are differences in the legal system of PRC and other jurisdictions, such as the United States. There are very few precedents and little official guidance as to how the VIE Agreements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the outcome of arbitration or litigation. These uncertainties could limit our ability to enforce the VIE Agreements. In the event we are unable to enforce the VIE Agreements, or we experience significant delays or other obstacles in the process of enforcing these VIE Agreements, Galle WFOE may not be considered the primary beneficiary of the VIE for accounting purposes. Our financial performance may be adversely and materially affected as a result, and we may not be eligible to consolidate the financial results of the VIE into our financial results.

Any failure by the VIE, or their shareholders to perform their obligations under the VIE Agreements with them would have a material adverse effect on our business.

We refer to the VIE’s shareholders as nominee shareholders. They remain the holders of equity interests on record, but they have irrevocably authorized an individual appointed by the Galle WFOE to exercise their shareholder rights in the relevant VIE. If either the VIE or their shareholders fail to honor the VIE Agreements, we may face significant costs and resource expenditure to enforce them. Our legal options would be, under PRC laws, seeking specific performance, injunctive relief, and claiming damages. However, we cannot guarantee the effectiveness of these remedies in the PRC. For instance, if the VIE shareholders refuse to transfer their equity interest to us — or our designee — upon exercising the purchase option pursuant to the VIE Agreements, or if they were otherwise to act in bad faith toward us, then, we may have to take legal actions to compel them to perform their contractual obligations.

All of the VIE Agreements are governed by PRC laws and specify that disputes will be resolved through arbitration in China. Therefore, these contracts will be interpreted based on PRC laws, and disputes will be settled according to PRC legal procedures. The PRC legal system has some differences with other jurisdictions like the United States. As a result, these differences in the PRC legal system could limit our ability to enforce these contracts. There are very few precedents and limited guidance on how contractual arrangements for a consolidated variable interest entity should be interpreted or enforced under PRC laws, which adds to the uncertainty. Moreover, arbitration awards in the PRC are final, and parties can’t appeal unless a competent court revokes the award or declares it unenforceable. If we can’t enforce the arbitration awards within a certain time limit, we then have to go through additional arbitration award recognition proceedings in the PRC courts, which will let us incur further expenses and delays. If we fail to enforce the VIE Agreements or encounter significant delays or obstacles in the enforcement process, we may lose our primary beneficiary status over our consolidated VIE for accounting purposes, negatively affecting our business operations.

The VIE Agreements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within 10 years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules, and regulations, and adjust the income of the VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIE for PRC tax purposes, which could in turn increase their tax liabilities without reducing the VIE and its subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the VIE increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIE, which could severely disrupt our business, render us unable to conduct some or all of the business operations and constrain growth.

We rely on VIE Agreements with the VIE to use, or otherwise benefit from, certain foreign restricted licenses and permits that we need or may need in the future as the business continues to expand.

The VIE Agreements contain terms that specifically obligate the VIE’s shareholders to ensure the valid existence of the VIE and restrict the disposal of material assets of the VIE. However, in the event the VIE’s shareholders breach the terms of the VIE Agreements and voluntarily liquidate the VIE, or the VIE declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIE, which could have a material adverse effect on our business, financial conditions, and results of operations. Furthermore, if the VIE undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all the assets of the VIE, thereby hindering our ability to operate the business and constrain growth.

Risks Related to Our Business and Industry

The historical growth rate and performance of the VIE and its subsidiaries may not be sustainable or indicative of their future growth and financial results. We cannot guarantee that they will be able to maintain the growth rate they have experienced to date.

The financial performance is closely associated with the growth rate and performance of the VIE and its subsidiaries. Over the past few years, the VIE and its subsidiaries have experienced rapid growth through the continuous expansion of their electronic devices wholesale business. They recorded a total revenue of approximately $104.0 million and $77.0 million for the years ended June 30, 2023 and 2022, respectively. However, their historical performance may not be indicative of their future growth or financial results. We cannot assure you that they will be able to grow at the same rate as they did in the past, or avoid any decline in the future. Their growth may slow or become negative, and revenues may decline for a number of possible reasons, some of which are beyond their control, including decreasing consumer spending, increasing competition, declining growth of the overall market or industry, the emergence of alternative business models and changes in rules, regulations, government policies or general economic conditions.

It is difficult to evaluate the prospects, as they may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If their growth rate declines, both of their and our business, financial condition and results of operations may be materially and adversely affected.

The success of the business relies on retaining existing customers and attracting new ones.

The VIE and its subsidiaries’ customer retention and growth rates, as well as the level of business and revenue contribution from their customers, may be negatively impacted under several circumstances:

•        If the VIE and its subsidiaries set prices for goods and services that are not acceptable to customers or are not marginally viable, the customers will increasingly tend to purchase from platforms or service providers that compete with the VIE and its subsidiaries, as customers are generally price sensitive.

•        If there are changes in customer preferences regarding the quality or functionality of its products and services and the VIE and its subsidiaries are unable to update products and services to meet their demands, the customers will be less likely to continue using their products and services, which could negatively impact their customer retention rate and their overall revenue.

•        If there is adverse public opinion about the VIE and its subsidiaries and other companies in its industry, this could damage the reputation and make it more difficult for the VIE and its subsidiaries to attract new customers. It could also lead to decreased customer retention and lower sales.

If the VIE and its subsidiaries are unable to retain existing customers or attract new customers, or if customers reduce their level of business resulting in lower revenues, their financial condition and business operations could be affected, and our results of operations could be affected as well. In addition, declines in customer retention, growth, or their level of business could prevent the VIE and its subsidiaries from sourcing goods from their suppliers at current or more favorable prices, which could materially and adversely affect their supply chain capabilities, business prospects, and competitive advantage in the marketplace.

The business is dependent on the key supplier and changes or difficulties in its relationship with the key supplier may harm the business and financial results of the VIE and its subsidiaries, supplier concentration may expose us to significant financial credit or performance risk.

For the financial year ended June 30, 2023 and 2022, there was one main supplier, Hangzhou Quanshi Technology Co., Ltd., a company located in China, that accounted for 93.46% and 93.48% of the total purchases, respectively. Hangzhou Quanshi Technology Co., LTD is a prior shareholder of Galle China and the ownership ended on December 22, 2021. See “Related Party Transaction — Purchase from related parties.” The concentration of the VIE and its subsidiaries’ supplier exposes them to substantial risks, as they rely on the key supplier to provide high-demand electronic devices. Failure to appropriately structure or adequately manage their agreements with the supplier could adversely affect their product supply. In the event of disruptions, replacing the supplier within a reasonable period and on favorable terms may be challenging. Any adverse changes to the relationship with the key supplier could significantly impact their image, brand, and reputation, as well as the overall business, financial condition, and results of operations. As continuing to grow the business, the VIE and its subsidiaries may need to establish a more diverse supplier network, while attempting to continue to leverage the purchasing power to obtain favorable pricing and delivery terms. The failure to diversify the supplier network could have an adverse effect on the results of operations, financial condition and cash flows.

Fluctuations in product prices can significantly impact the profitability and potentially result in losses.

The pricing of electronic devices, particularly high-demand items like the Apple mobile devices, can experience substantial volatility, with daily price variations reaching significant levels. If the VIE and its subsidiaries procure goods from the suppliers at a higher cost, but the market experiences a decline in product prices, it can affect the profit margins, or may even incur losses.

The business operations may be subject to seasonality.

The results from operations of the VIE and its subsidiaries are affected by seasonal fluctuations in demand for their products. The sales of Apple-branded mobile devices exhibit clear seasonality, driven by the annual release of new iPhone models in the month when the new iPhone launches and heightened demand during key holiday events. The back-to-school season also boosts sales. However, off-peak periods in the early months and mid-summer witness lower demand, impacting financial performance. Similar seasonality patterns exist for Xiaomi Smartphones, while air conditioner sales peak in summer. If the management fails to make accurate market forecasts and seize opportunities to procure devices when prices are low, adverse effects on performance may occur.

Risks associated with the manufacturers of the products the VIE and its subsidiaries hold as their own inventory could significantly and adversely impact the financial performance, as well as the reputation and brand.

The VIE and its subsidiaries rely on the ability to promptly and efficiently provide customers with a broad range of products from qualified suppliers. Various factors beyond control can influence this process, including political and economic instability, global or regional adverse conditions such as pandemics or other disease outbreaks, and natural disasters. Additionally, the financial stability of their suppliers, their ability to meet the standards of the VIE and its subsidiaries, labor issues they may encounter, the availability and cost of raw materials, concerns about merchandise quality, currency exchange rates, trade tariff developments, transport availability and cost (including import-related taxes), transport security, inflation, and other factors related to the suppliers, all have potential impacts on the operations of the VIE and its subsidiaries.

Furthermore, we place reliance on suppliers’ representations of product quality, safety, and compliance with applicable laws and standards. If the suppliers or other vendors violate these laws or regulations, the supplier code of conduct, or engage in practices deemed unethical, unsafe, or harmful to the environment, it could tarnish the reputation and negatively affect the operational results. Additionally, concerns about the safety and quality of products supplied by the vendors may lead customers to refrain from purchasing these products from the VIE and its subsidiaries, or even avoid purchasing any of products, even if the cause of concern is beyond control. Therefore, any issues or perceived issues related to the quality and safety of the items the VIE and its subsidiaries sell, regardless of the underlying cause, have the potential to adversely affect the brand, reputation, operations, and financial results.

The development of manufacturers’ online and offline stores, including experience stores, could lead to a decrease in the sales and operating results, limiting the abilities of the VIE and its subsidiaries to grow business.

End customers may increasingly choose to purchase products directly from manufacturers’ online and offline stores, including experience stores, resulting in a reduction in the VIE and its subsidiaries’ net sales and earnings. In addition, the suppliers of the VIE and its subsidiaries might invest in infrastructure to expand their local sales operations and directly offer more products to the customers of the VIE and its subsidiaries, which would also have a negative impact on the business and results of operations.

Product issues may trigger liability claims, recalls, regulatory actions, and harm financial health by diverting resources, disrupting operations, and increasing costs.

The VIE and its subsidiaries may encounter issues or defects with products that could result in product liability claims, personal injury or property damage claims, recalls, product withdrawals, or regulatory actions by governmental authorities. Any of these occurrences could lead to increased governmental scrutiny, damage to their reputation, reduced customer trust in products. Such outcomes may divert development and management resources, negatively impact their business operations, reduce sales, increase legal fees and other costs, and place them at a competitive disadvantage compared to companies not facing similar product-related issues. These consequences could significantly affect the financial condition and results of operations.

The success depends on the continuing efforts of senior management and key employees.

The future success significantly depends on the continued dedication of senior management and other key personnel within the sales team. If they were to lose their commitment, identifying suitable replacements could be challenging and might result in additional expenses for recruitment and training, potentially causing considerable disruption to their business and growth. The VIE and its subsidiaries’ founder, as well as the individual serving as their chief executive officer, along with other essential members of their management team, play pivotal roles in shaping their vision, strategic direction, organizational culture, and overall business achievements. Any modifications to the internal organizational structure or changes in responsibilities for their management and key personnel, or the potential unavailability or unwillingness of one or more senior management members to continue in their current roles, could adversely affect their business operations and prospects. In addition, their employees, including those in management roles, may choose alternative career paths. Failing to effectively motivate and retain these key employees could disrupt their business and have a negative impact on their prospects. There is no guarantee that the management team won’t explore opportunities with the competitors of the VIE and its subsidiaries or initiate competing ventures.

The failure to effectively manage the business expansion, including entry into new areas of business, would significantly impact the results of operations and prospects.

The VIE and its subsidiaries have previously invested in business expansion to align with their development strategy, primarily through organic growth. Additionally, the VIE and its subsidiaries may, as they see fit, expand into new industries that they believe are synergistic with existing operations. These expansion efforts have placed substantial demands on resources. Managing growth necessitates various actions, including:

•        Maintaining control over the business expansion to prevent issues like service delays or cost overruns;

•        Building expertise and experience in managing new businesses;

•        Establishing market acceptance for new products and services, and forging relationships with new customers and suppliers;

•        Managing relationships with employees, customers, and business partners throughout the expansion;

•        Attracting, training, and motivating the management team and a qualified workforce to support successful business expansion;

•        Securing debt, equity, or other capital resources for funding business expansion, which may divert financial resources intended for other purposes;

•        Devoting significant management attention and resources away from other existing businesses; and

•        Enhancing operational, financial, and management controls to ensure the reliability of the reporting processes.

Any significant challenges in meeting these requirements could delay or limit their ability to execute expansion plans, resulting in the failure to realize expected benefits. Such failures could hinder their capacity to enhance operational efficiency, reduce marginal manufacturing costs, or strengthen their market position. Failure to achieve the intended economic benefits from business expansion could adversely affect the business, financial condition, results of operations, and prospects. Moreover, their expansion plans may yield mixed results in the short term.

Damage to the brand image could significantly and adversely affect the growth strategy, as well as the business, financial condition, results of operations, and prospects.

The maintenance and enhancement of brand are crucial for expanding the VIE and its subsidiaries’ customer base and business reach. The ability to uphold and boost the brand primarily hinges on the capacity to consistently provide high-quality products and services to customers, meeting their needs promptly and without any harm to end customers. If customers do not have a satisfactory experience with products and services, they may turn to alternative options offered by competitors.

Customer complaints or negative publicity related to marketplace, products, delivery times, company practices, employees, customer data handling and security, or customer support, particularly on social media platforms, can swiftly lead to harm to the brand.

The business may require significant capital investments, which might not always be obtainable at favorable terms. Failing to execute strategies, including growth initiatives, could harm the financial health, operations, and cash flows.

To meet their capital needs, the VIE and its subsidiaries may have to seek external financing, such as bank loans, bond offerings, and other financial instruments, particularly when the cash generated from their operations is insufficient to cover their capital expenditures or if those expenditures exceed their plans. Their ability to secure external financing at reasonable costs and on acceptable terms is contingent upon several factors, including their credit ratings, financial market conditions, and their historical or projected financial performance. Rating agencies may downgrade the VIE and its subsidiaries’ ratings, withdraw them, or place them on ‘credit watch’ based on their evaluation of various factors. For instance, the recording of net losses can result in a deterioration of their credit ratings.

In the year ended June 30, 2023, we recorded a net operating cash flow out of $4,141,550, compared to $17,907,376 in the same period in 2022. The VIE and its subsidiaries might incur losses in the future, which could adversely affect their corporate ratings, increase borrowing costs, and restrict access to capital markets. Other factors that could be viewed negatively by rating agencies, such as a significant decrease in the market price of the VIE and its subsidiaries’ products, a substantial increase in their debt levels, or negative developments in their ongoing or planned projects, could also impact their corporate ratings. Additionally, significant volatility and disruption in financial markets might reduce liquidity and credit availability for borrowers and lead to increased interest rates or other financing costs.

Failure to secure sufficient funding at reasonable costs and on acceptable terms for the development plans of the VIE and its subsidiaries could result in delays, scope reductions, or the elimination of future activities and growth initiatives, which would adversely affect their business and prospects.

Their future financial performance and success largely depend on their ability to effectively implement their business strategy. There may be challenges in successfully executing this strategy and continuously improving their operating results. If the VIE and its subsidiaries fail to implement its strategy, the operating results may be adversely affected.

New lines of business or new products and services may impose additional risks.

From time to time, the VIE and its subsidiaries may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new services, the VIE and its subsidiaries may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. Furthermore, any new line of business and/or new service could have a significant impact on the effectiveness of our system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or new services could have a material adverse effect on our business, results of operations and financial condition.

The VIE and its subsidiaries primarily engage in wholesaling electronic devices. Factors that adversely affect the electronic device industry could have a material adverse effect on the business, financial condition, results of operations, and prospects.

The VIE and its subsidiaries derive a substantial portion of their revenue from the sale of social consumer goods in China, primarily smartphones and home appliances. As a result, factors that adversely affect social consumer goods manufacturers or the social consumer goods manufacturing industry could also materially and adversely affect the customers’ business, financial condition, results of operations, and prospects, subsequently impacting their orders with them. These factors include, among others:

•        A decline in demand for, negative perception of, or negative publicity about electronic devices.

•        A downturn in general economic conditions in China or a decline in demand from Chinese electronic devices and home appliances customers.

•        Increasing competition from electronic devices manufacturers in other countries.

•        The reduction or elimination of preferential tax treatments and economic incentives for electronic devices manufacturers in China.

•        Rising material and labor costs in China related to electronics manufacturing.

The industries in which the VIE and its subsidiaries operate are highly competitive and fragmented, the VIE and its subsidiaries may not be able to maintain or may lose market share and customers if they fail to compete effectively.

The markets in which the VIE and its subsidiaries operate are fragmented and highly competitive. The competition includes other distributors and manufacturers that sell products directly to their respective customer base. We also expect that new competitors may develop over time in the wholesale market of electronic devices. Competition varies depending on product line, customer classification and geographic area.

The VIE and its subsidiaries compete with a number of local and regional distributors and, in several markets and product categories, other national distributors. Several of their competitors in one or more of their business units have substantially greater financial and other resources than the VIE and its subsidiaries. No assurance can be given that the VIE and its subsidiaries will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in sales, prices, volumes, and gross margins that could materially adversely affect the business, financial condition, and results of operations. Furthermore, our success will depend, in part, on the ability to maintain market share and gain market share from competitors.

Some of the current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships, larger customer bases, higher penetration in certain regions or greater financial, technical or marketing resources than the VIE and its subsidiaries do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. Some of competitors may be able to secure more favorable terms from suppliers, we cannot assure you that the VIE and its subsidiaries will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on their business, financial condition and results of operations.

Dependence on China’s economic situation and consumer spending heavily influences the VIE and its subsidiaries’ industry’s well-being, as economic fluctuations and various market trends, along with China’s unique conditions, can significantly impact the business.

The overall well-being of the industry hinges on China’s economic situation and consumer spending. Factors like a slowdown in economic growth, impacting consumer purchasing power, may reduce the VIE and its subsidiaries’ customer base, potentially affecting their financial performance. Various market trends, such as fluctuating consumer demand due to economic and demographic conditions or low confidence levels during recessions, can impact the VIE and its subsidiaries.

Furthermore, China’s unique political, economic, and social conditions, with government involvement, development disparities, foreign exchange controls, and resource allocation differences, can significantly affect the business. Economic sensitivity to global conditions and ongoing international market turbulence may further challenge financial stability and access to capital markets.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel. During the audit of our consolidated financial statements for the fiscal years ended June 30, 2022 and 2023, we and our independent registered public accounting firm identified three material weaknesses in our internal control over financial reporting. The identified material weaknesses are as follows:

(i)     The lack of adequate policies and procedures in the control environment, risk assessment, and control activities to ensure that our control objectives have been carried out as planned.

(ii)    A segregation of duties issue exists as accounting personnel have the ability in the accounting system to prepare, review, and post the same accounting journal entry.

(iii)   Insufficient full-time employees with the necessary levels of accounting expertise and knowledge to compile and analyze consolidated financial statements and related disclosures in accordance with U.S. GAAP and address complex accounting issues under U.S. GAAP.

We are currently in the process of implementing several measures to address the material weaknesses identified. However, we cannot assure you that these measures will be sufficient to remediate our material weaknesses in time, or at all. Additionally, we cannot assure you that we have identified all material weaknesses or that we will not have additional ones in the future. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from the Nasdaq Capital Market, to regulatory investigations and to civil or criminal sanctions.

The VIE and its subsidiaries may incur liabilities that are not covered by insurance.

The VIE and its subsidiaries do not have insurances that cover, among other things, product or business liability and other property damage and liability deriving from their activities. Furthermore, insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. The VIE and its subsidiaries have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for them to have such insurance. If the VIE and its subsidiaries were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, the results of operations could be materially and adversely affected. They could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year.

Risks Related to Intellectual Property

The VIE and its subsidiaries may face challenges in protecting and enforcing their trademarks and trade names, as well as establishing name recognition in their target markets, potentially harming their competitive positions.

The trademarks and trade names the VIE and its subsidiaries own, whether registered or unregistered, could be subject to challenges, infringements, circumventions, declarations of generic status, lapses, or determinations of infringement or dilution by other marks. Protecting their rights in these trademarks and trade names is essential for building name recognition. Furthermore, third parties have, and may continue to, seek registration of trademarks similar or identical to their own, potentially hindering their ability to establish a distinct brand identity and causing market confusion. If the third parties succeed in registering or establishing common law rights in such trademarks, and the VIE and its subsidiaries are unable to successfully challenge these rights, the VIE and its subsidiaries may be unable to use these trademarks to create brand recognition for their technologies, products, or services.

Additionally, there may be potential trade name or trademark infringement claims filed by owners of other registered trademarks or trademarks that incorporate variations of the registered or unregistered trademarks or trade names of the VIE and its subsidiaries. Furthermore, the VIE and its subsidiaries may, in the future, enter into agreements with owners of such third-party trade names or trademarks to avoid potential trademark litigation, which could limit their ability to use trade names or trademarks in certain areas of business.

If the VIE and its subsidiaries are not able to adequately protect their proprietary intellectual property and information and protect against third party allegations, harassment, or other detrimental conduct, our results of operations could be adversely affected.

The value of the VIE and its subsidiaries’ business depends in part on their ability to protect their intellectual property and information, including their trademarks, domain names, copyrights, and rights under agreements with third parties, in China and around the world, as well as their customer, employee, and customer data. Third parties may try to challenge their ownership of their intellectual property globally. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, the VIE and its subsidiaries’ business is subject to the risk of third parties counterfeiting their products or infringing on their intellectual property rights. The steps they have taken may not prevent unauthorized use of their intellectual property. They may need to resort to litigation to protect their intellectual property rights, which could result in substantial costs and diversion of resources. If they fail to protect their proprietary intellectual property and information, including with respect to any successful challenge to their ownership of intellectual property or material infringements of their intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations. See also “Risk Factors — Risks Related to Our Corporate Structure — We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIE, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.”

Third parties may assert that the VIE and its subsidiaries’ employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

The VIE and its subsidiaries may employ individuals who previously worked with other companies, including their competitors or potential competitors. Although the VIE and its subsidiaries try to ensure that their employees and contractors do not use the proprietary information or know-how of others in their works, the VIE and its subsidiaries may be subject to claims that they or their employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If the VIE and its subsidiaries fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, they may lose valuable intellectual property rights or personnel. Even if they are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may incur liabilities that are not covered by insurance.

We do not have insurances that cover, among other things, product or business liability and other property damage and liability deriving from our activities. Furthermore, insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year.

Regulatory actions, legal proceedings and customer complaints against us could harm our reputation and have a material adverse effect on our business, results of operations, financial condition and prospects.

Along with growth and expansion of our business, we may be involved in litigation, regulatory proceedings and other disputes arising outside the ordinary course of our business. Such litigation and disputes may result in claims for actual damages, freezing of our assets, diversion of our management’s attention and reputational damage to us and our management, as well as legal proceedings against our directors, officers or employees, and the probability and amount of liability, if any, may remain unknown for long periods of time. Given the uncertainty, complexity and scope of many of these litigation matters, their outcome generally cannot be predicted with any reasonable degree of certainty. Therefore, our reserves for such matters may be inadequate. Moreover, even if we eventually prevail in these matters, we could incur significant legal fees or suffer significant reputational harm.

Risks Related to the Offering and Our Ordinary Shares

The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalized company with relatively small public float after this offering, we may experience greater stock price volatility, lower trading volume and less liquidity than large-capitalized companies. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices due to factors beyond our control. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ordinary shares may be highly volatile for factors specific to our own operations, including the following:

•        variations in our revenues, earnings, cash flow;

•        fluctuations in operating metrics;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new solutions and services and expansions by us or our competitors;

•        termination or non-renewal of contracts or any other material adverse change in our relationship with our key customers or strategic investors;

•        changes in financial estimates by securities analysts;

•        detrimental negative publicity about us, our competitors or our industry;

•        additions or departures of key personnel;

•        release of lockup or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•        regulatory developments affecting us or our industry; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ordinary shares will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares. Volatility or a lack of positive performance in our ordinary shares price may also adversely affect our ability to retain key employees, most of whom have been granted share incentives.

In addition, if the trading volumes of our ordinary shares are low, persons buying or selling in relatively small quantities may easily influence prices of our ordinary shares. This low volume of trades could also cause the price of our ordinary shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our ordinary shares exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. A decline in the market price of our ordinary shares also could adversely affect our ability to issue additional ordinary shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our ordinary shares will develop or be sustained. If an active market does not develop, holders of our ordinary shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our ordinary shares.

In addition to the risks addressed above in “— The trading price of the ordinary shares is likely to be volatile, which could result in substantial losses to investors,” our ordinary shares may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. In particular, our ordinary shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices, given that we will have relatively small public floats after this offering. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects.

Holders of our ordinary shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our ordinary shares. As a result of this volatility, investors may experience losses on their investment in our ordinary shares. Furthermore, the potential extreme volatility may confuse the public investors of the value of our stock, distort the market perception of our stock price and our company’s financial performance and public image, negatively affect the long-term liquidity of our ordinary shares, regardless of our actual or expected operating performance. If we encounter such volatility, including any rapid stock price increases and declines seemingly unrelated to our actual or expected operating performance and financial condition or prospects, it will likely make it difficult and confusing for prospective investors to assess the rapidly changing value of our ordinary shares and understand the value thereof.

We have not paid dividends to our shareholders. And we do not expect to pay cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our stock. We have been retaining funds for our business operation and expansion. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of

Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Our ability to pay dividends will depend on a number of factors, including future earnings, capital requirements, financial conditions and future prospects and other factors the board of directors may deem relevant. As a result, you may only receive a return on your investment in our ordinary shares if we are successfully listed and the market price of our ordinary shares increases.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the requirement to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of which this prospectus forms a part. We are currently utilizing or intend to utilize both of these exemptions. We have not made a decision whether to take advantage of any other exemptions available to emerging growth companies. We do not know if some investors will find our ordinary shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ordinary shares and our share price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We prepare our consolidated financial statements as of and for the year ended June 30, 2023 and 2022 in accordance with International Financial Reporting Standards and International Accounting Standards and Interpretations as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to accounting principles generally accepted in the United States of America (“U.S. GAAP”) while we are still an “emerging growth company”, we may be able to take advantage of the benefits of this extended transition period.

We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our shares become publicly traded in the United States.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the United States and disclosure with respect to our annual general meetings will be governed by Cayman Islands’ requirements. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares.

Our compensation of directors and officers may not be publicly available.

Under Cayman Islands law, our company is not required to disclose compensation paid to our senior management on an individual basis and our company has not otherwise publicly disclosed this information elsewhere. The executive officers, directors and management of our company receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses and awards of shares (or the cash equivalent). Cash bonuses are paid to executive officers and members of management based on previously agreed targets for the business. Shares (or the cash equivalent) are awarded under share options.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management or members of the board of directors than they would as public shareholders of a company incorporated in the United States.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

The Nasdaq Listed Company Manual requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, the Nasdaq Listed Company Manual also requires U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, may not be subject to all these requirements. The Nasdaq Listed Company Manual may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of the Nasdaq Listed Company Manual in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. However, we may consider following home country practice in lieu of the requirements under the Nasdaq Listed Company Manual with respect to certain corporate governance standards which may afford less protection to investors.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal, accounting, and financial compliance costs and investor relations and public relations costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results as well as proxy statements.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our ordinary shares or Warrants.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For purposes of the above calculations, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for purposes of the PFIC determination will generally be determined by reference to the market price of our ordinary shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we were a PFIC for any taxable year during which a U.S. investor owns our ordinary shares or Warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company” on page 134 of this prospectus.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” on page 61 of this prospectus or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have broad discretion in the application of such net proceeds, including working capital, possible acquisitions, and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

The price of the ordinary shares and other terms of this offering have been determined by us along with our underwriters.

If you purchase our ordinary shares in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our underwriters. The offering price for our ordinary shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the ordinary shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our ordinary shares.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a public company in the United States. As a public company, we will be required to file periodic reports with the Securities and Exchange Commission upon the occurrence of matters that are material to our Company and shareholders. Although we may be able to attain confidential treatment of some of our developments, in some cases, we will need to disclose material agreements or results of financial operations that we would not be required to disclose if we were a private company. Our competitors may have access to this information, which would otherwise be confidential. This may give them advantages in competing with our Company. Similarly, as a U.S. public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. To the extent compliance with U.S. laws increases our expenses or decreases our competitiveness against such companies, our public company status could affect our results of operations.

If you purchase our ordinary shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our ordinary shares in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing ordinary shares in this offering will incur immediate dilution of $            per share (or $            per share if the over-allotment option is exercised in full), representing the difference between our assumed initial public offering price of $            per share and our pro forma as adjusted net tangible book value per share as of December 31, 2022. For more information on the dilution, you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

A sale or perceived sale of a substantial number of our ordinary shares may cause the price of our ordinary shares to decline.

We, our directors and executive officers, and most of our existing beneficial owners of our outstanding ordinary shares have agreed with the Representative, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares for a period ending three months from the closing date of this offering. See “Underwriting — Lock-Up Agreements” on page 140 of this prospectus. Ordinary shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933, as amended. If our shareholders sell substantial amounts of our ordinary shares in the public market, the market price of our ordinary shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their ordinary shares and investors to short our ordinary shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association (as amended and restated from time to time), by the Companies Act (Revised) of the Cayman Islands (the “Cayman Islands Companies Act”) and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands have a less developed body of securities laws relative to the United States. Shareholders of Cayman Islands companies like us have no general right under the Cayman Islands laws to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management or directors than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than one-tenth of the paid-up capital of our company as at the date of the deposit carries the right of voting at general meetings of our company, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Our articles of association provide no other right to put any proposals before annual general meetings. As a Cayman Islands exempted company, we are not obligated by law to call annual general meetings. Advance notice of at least five days is required for the convening of any general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-third of the paid up voting share capital of our company.

You may be unable to vote for directors if you hold insufficient shares to requisition a general meeting and no general meetings are otherwise convened by the board of directors.

Our directors serve until their successor is duly elected and qualified, or until their earlier death, resignation or removal. Shareholders may remove and appoint directors at any time by ordinary resolution. However, as a Cayman Islands exempted company, we are not required to hold any annual general meetings and, under our articles of association, shareholders are not able to requisition a meeting unless the requisitionists, between them, hold in aggregate not less than one-tenth of the paid-up capital of our company as at the date of the deposit carries the right of voting at general meetings of our company. As a result, shareholders who hold less than one-tenth of the paid-up capital of our company that carries the right of voting may not have opportunity to vote on directors if no general meetings are convened by the board of directors.

Based on the Economic Substance Legislation of the Cayman Islands, it is anticipated that the Company will be subject to limited substance requirements applicable to a holding company.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union (the “EU”) as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Economic Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands exempted company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any “relevant activities” and if so, whether we have satisfied economic substance tests to the extent required under the Economic Substance Act. As it is a relatively new regime, it is anticipated that the Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Economic Substance Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, and expansion, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our ability to compete in an industry with low barriers to entry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to attract customers, win primary agency sale bids, and further enhance our brand recognition; and

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        our ability to retain the services of our directors, officers and key employees;

•        trends and competition in the advertising industry; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated under the laws of the Cayman Islands as an exempted company with limited liability on November 8, 2023. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [•] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel with respect to the laws of the Cayman Islands, and Beijing DOCVIT Law Firm, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our Cayman Islands counsel has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination or re-litigation on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

Furthermore, it is uncertain that the Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Our Cayman Islands counsel has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Beijing DOCVIT Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. Beijing DOCVIT Law Firm has advised us further that there are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of ordinary shares in this offering will be approximately $            , after deducting the underwriting discounts, estimated offering expenses payable by us and advising fees, based on the assumed initial public offering price of $            per ordinary share. If the Representative exercises its over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $            , after deducting the underwriting discounts and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds	Percentage
Market Development and Business Expansion(1)		$40%
Technology Research and Upgrading		$15%
Recruiting and Training Highly Skilled Personnel		$15%
Working Capital		$30%
Total		$100%

____________

(1)      The business expansion does not include the acquisition of additional businesses.

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business. The procedure to remit funds may take several months after completion of this offering, and we will be unable to use the offering proceeds in China until remittance is completed. See “Risk Factors — Risks Related to Doing Business in China — We must remit the offering proceeds to China before they may be used to benefit our business in China, and this process may take several months to complete” beginning on page 28 for further information.

DIVIDEND POLICY

We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business after the Company’s initial public offering. Therefore, we do not expect to pay cash dividends again in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, and future prospects, and other factors the board of directors may deem relevant.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors.

If we determine to pay dividends on any of our ordinary shares in the future, as a holding company, we will be dependent on receipt of funds from our operating subsidiary. Current PRC regulations permit our PRC subsidiary to pay dividends to Galle HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary, VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation. Our subsidiary, VIE and its subsidiaries in China are required to set aside statutory reserves and have done so.

Current PRC regulations permit Galle WFOE to pay dividends to Galle HK only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our PRC subsidiary, VIE and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations through the current contractual arrangements, we may be unable to pay dividends on our ordinary shares.

Cash dividends, if any, on our ordinary shares will be paid in U.S. dollars. Galle HK may be considered a non-resident enterprise for tax purposes, so that any dividends Galle WFOE pays to Galle HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation — People’s Republic of China Enterprise Taxation.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2023

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of the Ordinary Shares by us in this offering at the initial public offering price of US$            per Ordinary Share, after deducting the estimated discounts and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of June 30, 2023
	Actual		Pro Forma as Adjusted(1)
Shareholder’s Equity:
Ordinary shares (US$0.01 par value, 100,000,000 shares authorized, 17,030,000 shares issued and outstanding; [•] shares issued and outstanding pro forma(1))		170,300
Additional paid-in capital		823,340
Statutory reserves		252,632
Retained earnings		1,804,790
Accumulated other comprehensive loss		(154,977)
Total Galle Cayman shareholders’ equity		2,896,085
Non-controlling interests		70,788
Total shareholders’ equity		2,966,873
Total capitalization	$

____________

(1)      Reflects the sale of ordinary shares in this offering (excluding any ordinary shares that may be sold as a result of the Representative exercising its over-allotment option) at an assumed initial public offering price of $            per share, and after deducting the estimated underwriting discounts of $            and estimated offering expenses of $            payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, estimated offering expenses payable by us and advisory fees. We estimate that such net proceeds will be approximately $            .

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per ordinary share and the pro forma net tangible book value per ordinary share after the offering. Dilution results from the fact that the offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders on June 30, 2023, was $            or approximately $            per ordinary share. Net tangible book value per ordinary share as of June 30, 2023, represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

We will have ordinary shares issued and outstanding upon completion of the offering or ordinary shares assuming the full exercise of the over-allotment option. Our post offering pro forma as adjusted net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering as well as the consummation of private placements after June 30, 2023, but does not take into consideration any other changes in our net tangible book value after June 30, 2023, will be $            or approximately $            per ordinary share. This would result in dilution to investors in this offering of approximately $            per ordinary share or approximately            % from the assumed offering price of $            per ordinary share. Net tangible book value per ordinary share would increase to the benefit of present shareholders by $            per share attributable to the purchase of the ordinary shares by investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing firm commitment offering assumptions. The number of our ordinary shares had been adjusted retrospectively to reflect the increase of share capital. See “Description of Share Capital” for more details.

Offering Without Over-Allotment
Assumed offering price per ordinary share	$
Net tangible book value per ordinary share as of June 30, 2023	$
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to new investors purchasing shares in this offering	$
Pro forma as adjusted net tangible book value per ordinary share after the offering	$
Dilution per ordinary share to new investors	$

Each $1.00 increase in the assumed initial public offering price of $            per ordinary share would increase our pro forma as adjusted net tangible book value as of June 30, 2023, after this offering by approximately $            per ordinary share, and would increase dilution to new investors by $            per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. An increase of 1 million in the number of ordinary shares we are offering would increase our pro forma as adjusted net tangible book value as of June 30, 2023, after this offering by approximately $            per ordinary share, and would decrease dilution to new investors by approximately $            per ordinary share, assuming the assumed initial public offering price per ordinary share, as set forth on the cover page of this prospectus remains the same, and after deducting the estimate underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of June 30, 2023, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share before deducting the estimated discounts to the Representative, non-accountable expense allowance and the estimated offering expenses payable by us.

	Ordinary Shares purchased		Total consideration		Average price per Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders		%	$	%	$
New investors(2)		%	$	%	$
Total		100.0%		$100.0%	$

____________

(2)      Not including over-allotment shares of up to            shares.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at the pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF GALLE CAYMAN

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward Looking Statements.” All amounts included in the years ended June 30, 2023 and 2022 (“Annual Financial Statements”) are derived from our consolidated financial statements included elsewhere in this prospectus. These Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or US GAAP.

Overview

Galle Cayman is an offshore holding company incorporated in the Cayman Islands. Galle Cayman is a holding company with no material operations. Discussions of the business in this prospectus relates to the business and operations of the VIE and its subsidiaries. However, investors in our ordinary shares should be aware that they are purchasing equity in Galle Cayman, the Caymans Islands holding company, which does not own any equity interest in the VIE.

The VIE and its subsidiaries are conducting electronic equipment wholesaling businesses currently primarily involving (i) mobile devices, (ii) televisions, (iii) air conditioners, and other types of electronics that are high in demand on the market. From time to time, the VIE and its subsidiaries also sell other products which mainly include medical supplies, furniture, non-metallic mineral products and other items. Leveraging the strategic relationships with upstream and downstream enterprises, the VIE and its subsidiaries can navigate price fluctuations and ensure the ability to meet customers’ substantial demands for electronic devices and home appliances. The experienced sales and marketing team has helped establish and maintain stable relationships with the key supplier and customers while developing systematic strategies to monitor price fluctuations. Leveraging their expertise, the VIE and its subsidiaries strive to diversify the product portfolio and solidify the position in the wholesale chain of valuable electronic products.

The VIE and its subsidiaries’ main products include Apple branded mobile devices, Xiaomi branded televisions, Midea branded air conditioners and Xiaomi smartphones. The VIE and its subsidiaries have chosen these products because of their strong demand in the market. This high demand allows the VIE and its subsidiaries to quickly sell a large number of devices sourced from upstream enterprises, reducing warehouse pressures and accelerating our profitable buying and selling cycle. The VIE and its subsidiaries have chosen Midea-branded air conditioners because their price fluctuations generally follow regular seasonal patterns. By capitalizing on the pattern of price changes, the VIE and its subsidiaries effectively enhance its profitability, reducing the cost of procurement and increasing overall profits when selling Midea air conditioners.

The revenues for the year ended June 30, 2023 were approximately $104.0 million, which represents an increase of $26.9 million, or 35.0%, from total revenues of approximately $77.0 million for the year ended June 30, 2022. The gross profit for the year ended June 30, 2023 was approximately $4.3 million, representing an increase of $3.7 million, or 613.0%, from approximately $0.6 million for the year ended June 30, 2022. The net income (loss) for the years ended June 30, 2023 and 2022 was approximately $2.2 million and ($81,000), respectively.

Recent development

Since July 2023, the VIE and its subsidiaries have introduced a retail sales approach on a well-known online shopping platform in China. The VIE and its subsidiaries believe that by establishing a robust online presence, they can strengthen their strategic relationships with current partners and pave the way for the future expansion of their product catalogue and customer network. The VIE and its subsidiaries’ plan is to create a sales platform within one of China’s most popular communication applications, WeChat. This platform will allow the VIE and its subsidiaries’ customers to shop for their electronic devices and home appliances on their phones and stay updated on their latest promotions. The VIE and its subsidiaries envision this platform as a centralized hub for the VIE and its subsidiaries’ products. Furthermore, the data collected from user interactions on the platform can provide the VIE and its subsidiaries’ with valuable insights for refining marketing strategies and tailoring the VIE and its subsidiaries’ offerings to better meet their customers’ needs.

Sales and marketing

The VIE and its subsidiaries’ sales and marketing team consists of 15 full-time employees based in China. The VIE and its subsidiaries’ sales team has been working in the commodity trading field for years, with a focus on electronic devices. The VIE and its subsidiaries’ sales team takes the initiative to visit their upstream and downstream partners regularly to gain a comprehensive understanding of what matters most to them. By maintaining close relationships and staying attuned to customer needs, the VIE and its subsidiaries operate with a high level of efficiency and effectiveness. The VIE and its subsidiaries’ sales growth benefits from the extensive network of suppliers and customers developed by their team. The VIE and its subsidiaries believe that they have a dedicated sales and marketing team providing top-notch services to customers in China. The sales team is comprised of staff members who specialize in electronic wholesale business and the end-user market.

The VIE and its subsidiaries promote their products and enhance brand awareness through close collaboration with their strategic partners. The VIE and its subsidiaries place great importance on maintaining their strategic relationships with suppliers and customers, and they have plans to further consolidate their collaboration to encompass a wider range of their products and broader networks of customers. One of other key channels for marketing is through word-of-mouth referrals from the VIE and its subsidiaries’ existing customers and business contacts. The VIE and its subsidiaries believe that their high-quality sales staff services result in strong word-of-mouth referrals and positive customer reviews, which increase customer awareness of their brand. As the VIE and its subsidiaries gain trust from their customers, they often refer the VIE and its subsidiaries to their social network, or return to the VIE and its subsidiaries for their other electronic devices or other related needs. The VIE and its subsidiaries intend to continue to invest resources in their marketing efforts.

Competitors

The electronic wholesaling industry is growing and increasingly competitive. The VIE and its subsidiaries compete with other electronic equipment wholesalers and retailers for the same pool of potential customers. The VIE and its subsidiaries’ main competitors include (a) electric business platforms, such as Jingdong and Alibaba; (b) other electronic equipment wholesalers, such as Huitongda Network Co., Ltd.; and (c) electronic device retailers, such as Apple stores and Gome electrical appliances. The VIE and its subsidiaries compete to engage more customers and source supplies at more competitive price. The VIE and its subsidiaries also believe some of their competitors may be better funded or better connected than them. Nonetheless, the VIE and its subsidiaries believe that they are well positioned to compete in the industry because of their competitive pricing advantage, strong and stable supply source, and experienced management team.

Competitive strengths

The VIE and its subsidiaries offer a wide range of high-demand electronic devices at competitive prices.

The VIE and its subsidiaries offer a wide range of products that cater to the general needs of the electronic devices and home appliance markets. Drawing upon the keen understanding of the demands and preferences within this market segment, the VIE and its subsidiaries have developed a diverse product portfolio to better serve their customers. The product lineup includes high-demand items such as Apple branded mobile devices, Xiaomi branded TV, Midea-branded air conditioner, and Xiaomi Smartphone. The strong strategic partnerships with upstream enterprises enable the VIE and its subsidiaries to source these products at competitive prices. Additionally, the wide networks and deep understanding of the market demands accelerate the product turnover and effectively mitigates inventory risks.

The VIE and its subsidiaries have strong and stable relationships with our suppliers and customers.

Since the commencement of their business, the VIE and its subsidiaries have developed strong and stable relationships with the key supplier and customers in the region. The VIE and its subsidiaries have identified and maintained good relationships with reliable suppliers who provide them with profitable products of highly recognized value. The suppliers also refer prospective customers to the VIE and its subsidiaries. The customers regularly return to the VIE and its subsidiaries for repeat business. The VIE and its subsidiaries have a wide customer base in China.

The VIE and its subsidiaries have strived to maintain stable business relationships with the key customers. For the financial years ended June 30, 2023 and 2022, the top five customers accounted for 79.5% and 98.9% of total sales respectively, and three of the top five customers have more than two years of business relationships with the VIE.

For the financial year ended June 30, 2023 and 2022, there was one main supplier that accounted for 93.46% and 93.48% of the total purchases, respectively. The VIE and its subsidiaries rely on the main supplier and intend to establish a more diverse supplier network as they grow the business, while attempting to continue to work with the main supplier.

The VIE has an experienced management team and a strong sales and marketing team. We have an experienced management and sales team.

The VIE and its subsidiaries have an experienced management team, led by Ms. Wen Jia, their executive director and Chairwoman of the board, and Mr. Jiayang Zhu who has been instrumental in spearheading the growth of them. Mr. Zhu has years of experience in the electronic wholesaling industry and is primarily responsible for the planning and execution of their business strategies and managing their customer relationships. The VIE and its subsidiaries are also supported by an experienced sales team with substantial experience in the electronic wholesaling industry. The VIE and its subsidiaries’ sale team’s regular visits contribute to building strong, trust-based relationships with their customers.

Key Factors Affecting Results of Operations

The business, financial condition and results of operations of the VIE and its subsidiaries have been and are expected to continue to be, affected by a number of factors, which primarily include the following:

The ability to increase and retain customers

A significant amount of the VIE and its subsidiaries’ revenues is highly dependent on their ability to retain and increase customers, especially those major customers. For the years ended June 30, 2023 and 2022, the VIE and its subsidiaries had 25 and 18 customers, respectively. The average revenue per customer were approximately $4.2 million and $4.3 million, respectively, for the years ended June 30, 2023 and 2022.

The VIE and its subsidiaries’ management team monitors the number of existing and new customers as indicators of the growth of their overall business. The increase in new customers indicates the effectiveness of their business expansion and reflects their strong business development capabilities. The VIE and its subsidiaries’ ability to increase customers, average revenue per customer and retention rate will depend on their ability to build up the awareness of their brand. The VIE and its subsidiaries expect that retention rates will remain stable in the long term as they continue to build stable cooperation relationship with their customers. The VIE and its subsidiaries also plan to explore opportunities to collaborate with suitable partners in these industries through strategic alliances, joint ventures and investments.

Seasonality

The selling of Apple branded mobile devices exhibits distinct seasonality. One of the most pronounced seasonal factors is the release of new iPhone models by Apple, which occurs annually in September. Leading up to these launches, there is a surge in demand for the latest models, often causing the resale value of the VIE and its subsidiaries’ older iPhones to decline as consumers eagerly anticipate the newest technology. Moreover, the holiday season, including 618 Chinese Shopping Day (18th June), Double 11 Chinese shopping festival (11th November), 520 Chinese Valentine’s Day (20th May), Double 12 Chinese Year-end Shopping festival (12th December), New Year’s Day and Spring Festival, witnesses heightened activity and more profits, with many consumers purchasing Apple branded mobile devices as gifts. The back-to-school season, from late summer to early fall, also contributes to increased demand as students and parents seek upgraded devices. However, the VIE and its subsidiaries have witnessed off-peak periods during the early months of the year and middle of summer, which often experience lower demand and decreased prices that affect the VIE and its subsidiaries’ financial performance adversely. The selling of Xiaomi Smartphones faces similar seasonality. The wholesale of air conditioners is influenced by different seasons. Air conditioner sales typically peak during the summer months when temperatures are high, and the demand for cooling is at its maximum. During this time, the VIE and its subsidiaries’ downstream partners frequently source large quantities of air conditioners from them. Consumer demand in other seasons is lower.

A failure by the VIE and its subsidiaries’ management to make acute and correct market forecasts and to seize opportunities to procure substantial quantities of devices when prices are low, could have a material adverse effect on the VIE and its subsidiaries.

Impact of material fluctuations in purchases and the relationship with the VIE and its subsidiaries’ suppliers

The VIE and its subsidiaries are sensitive to price movements in their electronics devices supply base. The VIE and its subsidiaries’ largest material purchases are for products supplies. Prices for these products, along with costs for transportation and labor, fluctuate with market conditions. The VIE and its subsidiaries may be unable to offset the impact with price increases on a timely basis due to outstanding commitments to their customers, competitive considerations or their customers’ resistance to accepting such price increases and their financial performance could be adversely impacted. With their suppliers, the VIE and its subsidiaries seek to establish more collaborative and mutually beneficial relationships. By forging stronger bonds and fostering open lines of communication, the VIE and its subsidiaries can ensure a steady supply of high-quality products and favorable terms that keep the VIE and its subsidiaries at the forefront of the industry. A failure by the VIE and its subsidiaries’ suppliers to continue to supply them with products, could have a material adverse effect on them. To the extent there are material fluctuations in product supplies, the VIE and its subsidiaries’ margins could be materially adversely impacted.

Impact of Covid-19

In January 2020, the World Health Organization declared the COVID-19 virus an international pandemic. The virus spread throughout the world during the beginning of March 2020. During March 2020, multiple countries went into a national enforced shut down. These lockdowns have put a huge strain on the world economy and on companies around the world. Given the rapidly expanding nature of the COVID-19 pandemic and the concentration of most of the VIE and its subsidiaries’ business operations and employees in China, the outbreak affected the VIE and its subsidiaries’ business, especially their supply chains, which resulted in impacts on their operating results and financial positions in 2022 and 2021. Since March 2023, the COVID-19 pandemic has subsided, and it no longer has a materially adverse impact on the VIE and its subsidiaries’ financial performance. The degree to which the COVID-19 outbreak ultimately impacts their business and results of operations will depend on future developments beyond their control, including the severity of the pandemic in the PRC and globally, the PRC government’s policies to contain the outbreak and the impact on the logistics industry and the supply chain, all of which are highly uncertain and unpredictable, and are likely adversely affect their business and results of operations.

Impact of initial public offering

After successful being a new public company, the VIE and its subsidiaries will be subject to increased operating costs related to Galle Cayman’s listing on Nasdaq and compliance with Securities Act and Exchange Act periodic reporting. For example, the annual audit expenses, the legal service expenses and related consulting service expenses will increase the Company’s operating costs.

The year ended June 30, 2023 compared to the year ended June 30, 2022

Results of Operations:

The following table summarizes the VIE and its subsidiaries’ consolidated results of operations for the years ended June 30, 2023 and 2022. This information should be read together with the VIE and its subsidiaries’ consolidated financial statements, and related notes included elsewhere in this prospectus.

	For the Years Ended June 30,		Changes
	2023	2022	Amount	%
	USD	USD	USD
Revenues	103,953,416	77,015,727	26,937,689	35.0%
Cost of revenues	(99,641,390)	(76,410,995)	(23,230,395)	30.4%
Gross profit	4,312,026	604,732	3,707,294	613.0%
Selling expenses	(443,464)	(60,370)	(383,094)	634.6%
General and administrative expenses	(1,177,953)	(686,635)	(491,318)	71.6%
Income (loss) from operations	2,690,609	(142,273)	2,832,882	1,991.2%
Other income, net	304,186	44,697	259,489	580.6%
Income (loss) before income taxes	2,994,795	(97,576)	3,092,371	3,169.2%
(Provision for) benefit of income taxes	(784,536)	16,568	(801,104)	4,835.2%
Net income (loss)	2,210,259	(81,008)	2,291,267	2,828.4%

Revenues

The VIE and its subsidiaries’ total revenues increased by approximately $26.9 million or 35.0% from approximately $77.0 million for the year ended June 30, 2022 to approximately $104.0 million for the year ended June 30, 2023 due to an increase in electronic equipment revenue of approximately $26.2 million and an increase in other product revenues of approximately $0.7 million.

The VIE and its subsidiaries’ breakdown of revenues for the years ended June 30, 2023 and 2022, respectively, is summarized below:

	For the Years Ended June 30,		Changes
	2023	2022	Amount	%
	USD	USD	USD
Revenues
Electronic equipment	102,379,968	76,144,358	26,235,610	34.5%
Others	1,573,448	871,369	702,079	80.6%
Total revenues	103,953,416	77,015,727	26,937,689	35.0%

The VIE and its subsidiaries’ engage in sales of electronic equipment, which include primarily mobile devices, televisions, air conditioners, and other types of electronics that are high in demand on the market. The VIE and its subsidiaries sell their products to third party wholesalers or to individual customers, and recognize the product revenue when control of the products is passed to customers.

Electronic equipment revenue increased by approximately $26.2 million, or 34.5%, for the year ended June 30, 2023 compared to sales for the year ended June 30, 2022. This increase was mainly due to the expansion of the VIE and its subsidiaries’ sales team, and they have new customers and sales channels in 2023. The VIE and its subsidiaries’ online sales channel helped them achieve a sales increase of about $1.4 million. The increase was offset by the 7.7% depreciation of RMB against USD for the year of 2023 compared with the rate for the year of 2022.

For the year ended June 30, 2023, the VIE and its subsidiaries’ other product revenue increased by approximately $0.7 million, or 80.6%, compared to the year ended June 30, 2022. Sales of other products mainly included medical supplies, furniture, non-metallic mineral products and other items.

For products sales during the years ended June 30, 2023, approximately $34.4 million revenue growth was attributable to new customers and approximately $1.9 million revenue decrease was attributable to existing customers compared with the years ended June 30, 2022. The revenue growth was offset by the 7.7% depreciation of RMB against USD for the year of 2023 compared with the rate for the year of 2022.

Cost of Revenues

The VIE and its subsidiaries’ cost of revenues include the amounts they pay suppliers, costs associated with storage and transporting the products from vendors to the VIE and its subsidiaries’ warehouse.

The VIE and its subsidiaries’ total cost of revenues increased by approximately $23.2 million, or 30.4%, from approximately $76.4 million for the year ended June 30, 2022 to approximately $99.6 million for the year ended June 30, 2023.

The VIE and its subsidiaries’ breakdown of cost of revenues for the years ended June 30, 2023 and 2022, respectively, is summarized below:

	For the Years Ended June 30,		Changes
	2023	2022	Amount	%
	USD	USD	USD
Cost of revenues
Electronic equipment	98,129,025	75,558,646	22,570,379	29.9%
Others	1,512,365	852,349	660,016	77.4%
Total cost of revenues	99,641,390	76,410,995	23,230,395	30.4%

The cost of electronic equipment products increased by approximately $22.6 million, or 29.9%, for the year ended June 30, 2023 compared to that for the year ended June 30, 2022. Other product costs increased by approximately $0.7 million, or 77.4%. The increase in total revenue costs for the year ended June 30, 2023 compared to the same period in 2022 was mainly due to the increase in order volume which increased total costs by approximately 30.4% in 2023. The increase in total cost of revenues is offset by the reduced supply price of the supplier. The reason is that the VIE and its subsidiaries have increased their purchase volume in the fiscal year of 2023 and established more stable cooperation with major suppliers. While the total revenues for the fiscal year of 2023 increased by about 35.0% as compared to the fiscal year of 2022, the total revenue cost growth was slightly lower than the revenue growth.

Gross Profit

The VIE and its subsidiaries’ gross profit increased by approximately $3.7 million, or approximately 613.0%, from approximately $0.6 million for the year ended June 30, 2022 to approximately $4.3 million for the year ended June 30, 2023. The VIE and its subsidiaries’ overall gross margin for the years ended June 30, 2023 and 2022 was 4.2% and 0.8%, respectively. The increase in grow margin was due to increase in sales volume which enabled them to obtain better purchase price from vendors.

Operating Expenses

For the year ended June 30, 2023, the VIE and its subsidiaries incurred operating expenses of approximately $1.6 million, an increase of approximately $0.9 million, or approximately 117.1%, compared to approximately $0.7 million for the year ended June 30, 2022. The increase was primarily due to significant increases in general and administrative expenses and selling expenses which was in line with the VIE and its subsidiaries’ development strategy.

Selling expenses increased by approximately $380,000 for the year ended June 30, 2023. The increase was primarily due to (i) an increase in salaries and benefits expenses of approximately $200,000, including salaries of approximately $165,000, which is a result of the VIE and its subsidiaries’ new business development and recruitment of additional staff during the year ended June 30, 2023; (ii) an increase in meal and entertainment expenses of approximately $24,000 as a result of the increase in sales business activities during the fiscal year of 2023; (iii) an increase in professional services of approximately $120,000 as a result of the VIE and its subsidiaries’ new business development during the fiscal year of 2023; and (iv) an increase in travel and other expenses of approximately $40,000.

General and administrative expenses increased approximately $490,000, or 71.6%, from approximately $690,000 for the year ended June 30, 2022 to approximately $1.2 million for the year ended June 30, 2023. The increase was primarily due to (i) an increase of approximately $330,000 in salary, benefits and training expenses as a result of the increase in the production facility and the number of the VIE and its subsidiaries’ employees, which required the VIE and its subsidiaries to train additional employees; and (ii) the office renovation costs about $81,000 for the VIE and its subsidiaries’ operating office. The general and administrative expenses were mainly offset by the decrease of approximately $35,000 patent expenses related to the VIE and its subsidiaries’ early business plans incurred during the fiscal year of 2022. The patents are not related to the VIE and its subsidiaries’ current business. Since the VIE and its subsidiaries do not plan to use the patents anymore, the VIE and its subsidiaries expensed them during the fiscal year of 2022.

Other income, net

Total net other income for the year ended June 30, 2023 was approximately $0.3 million, compared to net other income for the year ended June 30, 2022 of approximately $45,000. For the year ended June 30, 2023, the VIE and its subsidiaries recorded approximately $0.8 million interest expenses for loans and notes payable and approximately $1.1 million interest income earned from restricted cash deposited in banks for notes payable. For the year ended June 30, 2022, the VIE and its subsidiaries recorded approximately $0.1 million interest expenses for loans and notes payable and approximately $0.2 million interest income earned from restricted cash deposited in banks for notes payable.

Provision for income taxes

The VIE and its subsidiaries’ income tax expense increased by approximately $800,000 or 4,835.2% from approximately ($17,000) income tax benefits for the year ended June 30, 2022 to approximately $780,000 income tax expense for the year ended June 30, 2023. The increase was mainly due to increase in taxable income.

Net income (loss)

As a result of the combined effect of the above factors, the VIE and its subsidiaries’ net income for the year ended June 30, 2023 increased by approximately $2.3 million or approximately 2,828.4%, from a net loss of approximately $81,000 for the year ended June 30, 2022 to a net income of approximately $2.2 million for the year ended June 30, 2023.

Critical Accounting Policies and Estimates

Galle Cayman prepares financial statements in conformity with U.S. GAAP, which requires Galle Cayman’s management to make assumptions, estimates, and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. Galle Cayman has identified certain accounting policies that are significant to the preparation of Galle Cayman’s financial statements. These accounting policies are important for an understanding of Galle Cayman’s financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of Galle Cayman’s financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While Galle Cayman’s significant accounting policies are described in more detail in Note 2 to consolidated financial statements included elsewhere in this prospectus, there were no critical accounting policies that affect the preparation of financial statements. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

Estimates are used when accounting for items and matters including the critical accounting estimates as follows:

Allowance for doubtful accounts

Management reviews the adequacy of the allowance for doubtful accounts for accounts receivable, prepayments, and other receivables and other assets on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition and credit history to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The VIE and its subsidiaries’ management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Valuation of deferred tax assets

Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Valuation allowance is provided against deferred tax assets when the VIE and its subsidiaries determine that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The VIE and its subsidiaries consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more-likely-than-not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the VIE and its subsidiaries are using to manage the underlying businesses.

The VIE and its subsidiaries believe that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent. Actual results could differ from these estimates. To the extent that there are material differences between these estimates and the actual results, future financial statements will be affected.

Liquidity and Capital Resources

For the years ended June 30, 2023 and 2022

As of June 30, 2023, the VIE and its subsidiaries had cash and restricted cash of approximately $41.4 million. The VIE and its subsidiaries’ working capital was approximately $3.0 million as of June 30, 2023, approximately $28.5 million of which was deferred revenue — contract liabilities which the VIE and its subsidiaries expect to realize and do not expect to make any significant refund based on historical experience. Therefore, the VIE and its subsidiaries’ working capital excluding deferred revenue was approximately $31.6 million. In assessing the VIE and its subsidiaries’ liquidity, the VIE and its subsidiaries monitors and analyses its cash-on-hand and operating and capital expenditure commitments. To date, the VIE and its subsidiaries have financed its working capital requirements through cash flow generated from operations, debt financings, and capital contributions from its existing shareholders. The VIE and its subsidiaries believe its current working capital is sufficient to support its operations for the next twelve months. The VIE and its subsidiaries may, however, need additional cash resources in the future if it experiences changes in business conditions or other developments or if the VIE and its subsidiaries find and wish to pursue opportunities for investment, acquisition, capital expenditure, or similar actions. If the VIE and its subsidiaries determine that their cash requirements exceed the amount of cash the VIE and its subsidiaries have on hand at the time, they may seek to obtain bank loans, third-party loans and related-party loans, or obtain credit facilities. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict the VIE and its subsidiaries’ operations. The VIE and its subsidiaries’ obligation to bear credit risk for certain financing transactions. The VIE and its subsidiaries facilitate may also strain the VIE and its subsidiaries’ operating cash flow. The VIE and its subsidiaries cannot assure that financing will be available in amounts or on terms acceptable to the VIE and its subsidiaries, if at all.

The following table summarizes the key components of the VIE and its subsidiaries’ cash flows for the years ended June 30, 2023 and 2022.

	For the Years Ended June 30,
	2023	2022
	USD	USD
Net cash used in operating activities	(4,141,550)	(17,907,376)
Net cash used in investing activities	(67,655)	(18,662)
Net cash provided by financing activities	23,209,254	43,977,147
Effect of exchange rate on cash	(2,689,171)	(953,824)
Change in cash and restricted cash	16,310,878	25,097,285
Cash and restricted cash, beginning of year	25,097,285	—
Cash and restricted cash, end of year	41,408,163	25,097,285

Operating activities

Net cash used in operating activities for the year ended June 30, 2023 was primarily attributable to an increase in prepayments of approximately 28.9 million, an increase in receivables of approximately $2.1 million, an increase in inventories of approximately $0.5 million due to increased purchase volume, a decrease in accrued expenses and other payables of approximately $1.6 million as the VIE and its subsidiaries incurred more operating costs due to increased volume, and a decrease in accounts payable of approximately $0.4 million. Net cash used in operating activities was offset by net income of approximately $2.2 million, an increase in contract liabilities of approximately $27.4 million due to revenue growth where customers are required to prepay for their orders.

Net cash used in operating activities for the year ended June 30, 2022 was primarily attributable to a net loss of approximately $81,000, an increase in accounts receivable of approximately $0.2 million, an increase in accounts receivable — related parties of approximately $0.4 million, an increase in prepayments of approximately $16.1 million, an increase in inventories of approximately $1.4 million due to increased purchase volume, an increase in other receivables and other current assets of approximately $0.2 million, and a decrease in accrued expenses and other payables of approximately $3.7 million. The net cash used in operating activities was mainly offset by provision for doubtful accounts of approximately $83,000, an increase in accounts payable of approximately $0.7 million, an increase in contractual liabilities of approximately $2.5 million due to revenue growth where customers are required to prepay for their orders, and an increase in taxes payable of approximately $1.0 million.

Investing activities

Cash used in investing activities for the year ended June 30, 2023 was approximately $68,000 for purchases of equipment.

Cash used in investing activities for the year ended June 30, 2022 was approximately $19,000 for purchases of equipment.

Financing activities

Net cash provided by financing activities for the year ended June 30, 2023 mainly consisted of borrowings from related parties of approximately $4.0 million, proceeds from bank notes of approximately $45.3 million, borrowings from bank loans of approximately $0.4 million, proceeds from third party loans of approximately $2.6 million and capital invested by shareholders of approximately $0.5 million. The cash provided by financing activities was offset by repayments to related parties of approximately $0.6 million, repayments to bank notes of approximately $28.6 million, repayments to third party loans of approximately $0.3 million, and the increase of deferred IPO costs of approximately $0.2 million.

Net cash provided by financing activities for the year ended June 30, 2022 mainly consisted of borrowings from related parties of approximately $7.1 million, proceeds from bank notes of approximately $59.5 million, borrowings from third party loans of approximately $7.9 million, and capital invested by shareholders of approximately $0.5 million. Net cash provided by financing activities was offset by repayments to bank notes of approximately $31.0 million.

Transfer of cash within the Company’s organization

For the years ended June 30, 2023, and 2022, there were no transfers between Galle Cayman, its subsidiaries, and the VIE. The Company and the VIE have no present plans to distribute earnings or settle amounts owed under the VIE agreements. They plan to retain the VIE’s retained earnings to continue growing its business. No dividends or distributions have been declared or paid to Galle Cayman from its subsidiaries or the VIE, and no dividends or distributions were made to any U.S. investors.

Commitments and Contingencies

In the normal course of business, the VIE and its subsidiaries are subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, the VIE and its subsidiaries will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Off-Balance Sheet Arrangements

The VIE and its subsidiaries have no off-balance sheet arrangements, including arrangements that would affect the VIE and its subsidiaries’ liquidity, capital resources, market risk support, and credit risk support, or other benefits.

Contractual Obligations

As of June 30, 2023, the future minimum payments under certain of the VIE and its subsidiaries’ contractual obligations were as follows:

	Payments Due In
	Total USD	Less than 1 year	1 – 2 years	3 – 5 years	Thereafter
Short-term loans – third parties	9,237,955	9,237,955	—	—	—
Notes payable	41,371,892	41,371,892	—	—	—
Long-term loan – bank	413,719	—	—	413,719	—
Operating leases obligations	88,654	59,103	29,551	—	—
Total	51,112,220	50,668,950	29,551	413,719	—

Quantitative and Qualitative Disclosures about Market Risks

Inflation risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the VIE and its subsidiaries’ operating results. Although the VIE and its subsidiaries do not believe that inflation has had a material impact on the VIE and its subsidiaries’ financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the VIE and its subsidiaries’ ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the VIE and its subsidiaries’ financial instruments will fluctuate because of changes in market interest rates. The VIE and its subsidiaries’ exposure to interest rate risk arises mainly from its interest-bearing financial liabilities. The VIE and its subsidiaries have long-term banking, notes payable and third-party facilities outstanding. Although interest rates for the VIE and its subsidiaries’ short-term and long-term loans are about fixed for the terms of the loans, the terms are typically 12 to 36 months, and interest rates are subject to change upon renewal. The VIE and its subsidiaries periodically review their liabilities and monitor interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable levels. The interest-bearing financial liabilities are usually at fixed interest rates except for money market loans, bank overdrafts and floating interest rate loans. The VIE and its subsidiaries does not utilize interest rate derivatives to minimize its interest rate risk.

Foreign Exchange Risk

All of the VIE and its subsidiaries’ operating entities’ functional currency are RMB. As a result, the VIE and its subsidiaries are exposed to foreign exchange risk as the VIE and its subsidiaries’ results of operations may be affected by fluctuations in the exchange rate between USD, and RMB. If the RMB appreciates against the USD, the value of the VIE and its subsidiaries’ RMB revenues, earnings, and assets as expressed in the VIE and its subsidiaries’ USD financial statements will decline. The VIE and its subsidiaries have not entered into any hedging transactions in an effort to reduce the VIE and its subsidiaries’ exposure to foreign exchange risk.

BUSINESS

Overview

Galle Cayman is an offshore holding company incorporated in the Cayman Islands. Galle Cayman is a holding company with no material operations. Discussions of the business in this prospectus relates to the business and operations of the VIE and its subsidiaries. However, investors in our ordinary shares should be aware that they are purchasing equity in Galle Cayman, the Caymans Islands holding company, which does not own any equity interest in the VIE.

The VIE and its subsidiaries are conducting electronic equipment wholesaling businesses currently primarily involving (i) mobile devices, (ii) televisions, (iii) air conditioners, and other types of electronics that are high in demand on the market. From time to time, the VIE and its subsidiaries also sell other products which mainly include medical supplies, furniture, non-metallic mineral products and other items. Leveraging the strategic relationships with upstream and downstream enterprises, the VIE and its subsidiaries can navigate price fluctuations and ensure the ability to meet customers’ substantial demands for electronic devices and home appliances. The experienced sales and marketing team has helped establish and maintain stable relationships with the key supplier and customers while developing systematic strategies to monitor price fluctuations. Leveraging their expertise, the VIE and its subsidiaries strive to diversify the product portfolio and solidify the position in the wholesale chain of valuable electronic products.

The VIE and its subsidiaries’ main products include Apple branded mobile devices, Xiaomi branded televisions, Midea branded air conditioners and Xiaomi smartphones. The VIE and its subsidiaries have chosen these products because of their strong demand in the market. This high demand allows the VIE and its subsidiaries to quickly sell a large number of devices sourced from upstream enterprises, reducing warehouse pressures and accelerating our profitable buying and selling cycle. The VIE and its subsidiaries have chosen Midea-branded air conditioners because their price fluctuations generally follow regular seasonal patterns. By capitalizing on the pattern of price changes, the VIE and its subsidiaries effectively enhance its profitability, reducing the cost of procurement and increasing overall profits when selling Midea air conditioners.

The revenues for the year ended June 30, 2023 were approximately $104.0 million, which represents an increase of $26.9 million, or 35.0%, from total revenues of approximately $77.0 million for the year ended June 30, 2022. The gross profit for the year ended June 30, 2023 was approximately $4.3 million, representing an increase of $3.7 million, or 613.0%, from approximately $0.6 million for the year ended June 30, 2022. The net income (loss) for the years ended June 30, 2023 and 2022 was approximately $2.2 million and ($81,000), respectively.

Industry

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Our Corporate History and Structure

Galleinphi Inc., or Galle Cayman, is a holding company incorporated in the Cayman Islands. Galle Cayman uses a structure that involves a VIE based in China. As a holding company with no material operations, Galle Cayman conduct its operations in China through Galle China. Neither Galle Cayman nor its subsidiaries own any shares in the VIE. On December 20, 2023, Galle WFOE entered into the VIE Agreements with Galle China and its shareholders that established the VIE structure. The VIE structure involves unique risks to investors. We have evaluated the guidance in FASB ASC 810 and determined that Galle WFOE is the primary beneficiary of Galle China for accounting purposes as a result of the VIE Agreements. Accordingly, we treat Galle China and its subsidiaries as our consolidated affiliated entities and have consolidated the financial results of Galle China and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. All references to Galle Cayman or Galle WFOE as the “primary beneficiary” of the VIE are for accounting purposes. However, investors will not and may never directly hold equity interests in the Chinese operating companies. The VIE Agreements do not give us the same controlling power as if we had equity ownership in the VIE and is not effective in providing control over the VIE. Uncertainties exist as to our ability to enforce the VIE agreements. The VIE agreements have not been tested in a court of law. The Chinese regulatory authorities could disallow this VIE structure, which would likely result in a material change in our operations and the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure” beginning on page 41 of this prospectus for certain risks related to the VIE Agreements.

The ordinary shares offered in this prospectus are those of Galle Cayman, instead of shares of the VIE or its subsidiaries in China. You are not directly investing in and may never hold equity interests in the VIE in China.

The following diagram illustrates our corporate structure as of the date of this prospectus and upon completion of this offering based on a proposed number of              ordinary shares being offered, assuming the representative does not exercise its over-allotment option.

Galle Cayman is a Cayman Islands exempted company incorporated on November 8, 2023. As a holding company with no significant assets or operation, it conducts business in China through Galle China, the VIE, and its subsidiaries. The consolidation of Galle Cayman, its subsidiaries and the VIE and the VIE’s subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Galle HK was incorporated on November 15, 2023 under the law of Hong Kong SAR. Galle HK is the wholly-owned subsidiary of Galle Cayman and is currently not engaging in any active business and merely acting as a holding company.

Galle WFOE was incorporated on December 20, 2023, under the laws of the People’s Republic of China. It is a wholly-owned subsidiary of Galle HK and a wholly foreign-owned entity under the PRC laws. The registered principal activities of the company include the sales of electronic products, software development, technical services, technology development, technology consulting, technology exchanges, technology transfer, technology promotion, sales of spare parts for household electrical appliances, sales of household electrical appliances, manufacturing of household electrical appliances, and sales of lighting appliances. Galle WFOE entered into VIE Agreements with Galle China and its shareholders on December 20, 2023.

Galle China was incorporated on August 18, 2021 under the laws of the People’s Republic of China. The registered principal activity of the company is wholesale of electronic components, electronic special purpose materials sales, and electronic products sales. Galle China is one of our operating entities.

Manya Galle was incorporated on September 2, 2021 under the laws of the PRC. Manya Galle is a wholly owned subsidiary of Galle China and is one of our operating entities.

Yongya Galle was incorporated on December 1, 2021 under the laws of the PRC. Yongya Galle is a wholly owned subsidiary of Galle China and is one of our operating entities.

Galle (Jingdezhen) was incorporated on April 20, 2023 under the laws of the PRC. Galle (Jingdezhen) is a wholly owned subsidiary of Galle China and is one of our operating entities.

Galle (Jiangxi) was incorporated on April 20, 2023 under the laws of the PRC. Galle (Jiangxi) is a wholly owned subsidiary of Galle China and is one of our operating entities.

Hengya Galle was incorporated on August 8, 2022 under the laws of the PRC. Hengya Galle is a majority owned subsidiary of Galle China and is one of our operating entities.

DH Galle was incorporated on April 4, 2005 under the laws of the PRC. DH Galle is a majority owned subsidiary of Galle China and is one of our operating entities.

Yingya Galle was incorporated on April 18, 2022 under the laws of the PRC. Yingya Galle is a wholly owned subsidiary of DH Galle and is one of our operating entities.

The VIE Agreements

Galle Cayman is a holding company incorporated in the Cayman Islands. As a holding company with no material operations, Galle Cayman conducts its operations in China through the VIE, Galle China. Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by our subsidiaries and through contractual arrangements with a variable interest entity based in China and that this structure involves unique risks to investors. That is, the VIE conducts operations in China; the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and the Cayman Islands holding company does not conduct operations.

On December 20, 2023, Galle WFOE, the VIE and the VIE’s shareholders entered into a series of contractual agreements that establish the VIE structure, which we may refer to as the VIE Agreements. Neither we nor our subsidiaries own any share in Galle China and its subsidiaries. Instead, we receive the economic benefits of the VIE’ business operation through a series of the VIE Agreements, which have not been tested in court. We are regarded as the primary beneficiary of the VIE for accounting purposes. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

We may face challenges to enforce the VIE Agreements due to legal uncertainties and jurisdictional limits. Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus. It may also be difficult for the investor or overseas regulators to conduct investigations or collect evidence within China.

On December 20, 2023, Galle WFOE entered into the VIE Agreements with Galle China and all the shareholders of Galle China, or the Galle China Shareholders. There are 9 Galle China shareholders in total. Huzhou Anjia Kaiyue Technology Partnership (Limited Partnership), Wen Jia, Jiayang Zhu, Zhongxiang Zhao, Jingdezhen Zhongsheng Venture Capital Cooperative Enterprise, LP and Xiaohui Wu are more than five percent shareholders of Galle China. Huzhou Anjia Kaiyue Technology Partnership (Limited Partnership), which is controlled by Microelectronics Technology Co., Ltd, owns 31.0696% of the shares. Wen Jia owns 30.4629% of the shares. Jiayang Zhu owns 14.9382% of the shares. Zhongxiang Zhao owns 8.1197% of the shares. Jingdezhen Zhongsheng Venture Capital Cooperative Enterprise, LP, which is controlled by Jiuhua Hu, owns 6.67% of the shares. Xiaohui Wu owns 5.0025% of the shares.

Contractual Arrangements between Galle WFOE, the VIE and its Shareholders

Due to PRC legal restrictions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses, neither we nor our subsidiaries own any direct equity interest in Galle China. To comply with PRC laws and regulations, Galle WFOE, Galle China, and the shareholders of Galle China entered into a series of contractual arrangements, also known as VIE Agreements, on December 20, 2023. We have evaluated the guidance in FASB ASC 810 and determined that Galle WFOE is the primary beneficiary of the consolidated VIE, for accounting purposes, based upon such contractual arrangements. Galle Cayman, which has indirect ownership in 100% of the equity in Galle WFOE. Accordingly, under U.S. GAAP, we treat the VIE and its subsidiaries as consolidated affiliated entities and have consolidated their financial results in our financial statements in accordance with U.S. GAAP. If Galle China and their subsidiaries or the shareholders of Galle China fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements. The VIE Agreements have not been tested in a court of law. The Chinese regulatory authorities could disallow this VIE structure, which would likely result in a material change in our operations and the value of our ordinary shares, including that it could cause the value of such securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure” starting on page 41 for certain risks related to the contractual arrangement.

The following is a selection of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Galle WFOE, and the VIE, Galle China. These contractual arrangements enable us to (i) exercise our rights as the primary beneficiary over the VIE for accounting purposes; (ii) receive the pretax income after deducting relevant costs and reasonable expenses of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interests in and assets of it when and to the extent permitted by PRC law.

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among Galle WFOE, Galle China and the shareholders of Galle China, respectively, the shareholders of Galle China pledged all of their equity interests in Galle China to Galle WFOE to guarantee Galle China’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Galle WFOE in enforcing such obligations of Galle China, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Galle China, Galle WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Galle China and priority in receiving the proceeds from such disposition. The shareholders of Galle China agree that, without Galle WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders and Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Business Cooperation Agreement

Galle WFOE and Galle China entered into exclusive business cooperation agreements on December 20, 2023, pursuant to which Galle WFOE has the exclusive right to provide to Galle China technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Galle WFOE has the exclusive ownership of intellectual property rights created during the performance of this agreement. Galle WFOE is entitled to collect a service fee equal to 100% of the net income of the VIE, which is the VIE’s earnings before corporate income tax, representing revenues after deduction of operating costs, expenses, and other taxes. In addition, during the term of the Exclusive Business Cooperation Agreements, Galle WFOE shall bear all risks arising from or in connection with the VIE’s business operation, including providing financial support to the VIE in the event that the VIE incurs operating losses or has insufficient funds to repay its debts. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by Galle WFOE. Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Option Agreement

Galle WFOE, Galle China and each of the shareholders of Galle China entered into exclusive option agreements on December 20, 2023, pursuant to which each of the shareholders of Galle China irrevocably granted Galle WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Galle China, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Galle China undertake that, without the prior written consent of Galle WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The Exclusive Option Agreements, together with the Equity Interest Pledge Agreements, the Exclusive Business Cooperation Agreements, and the Powers of Attorney, make Galle WFOE the primary beneficiary of the VIE for accounting purposes.

The exclusive option agreement will remain effective until all equity interests in Galle China held by the shareholders of Galle China are transferred or assigned to Galle WFOE or its designated person(s). The shareholders of Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Power of Attorney

Pursuant to the Powers of Attorney, the shareholders of the VIE unconditionally and irrevocably entrust Galle WFOE or Galle WFOE’s designee to exercise all their rights as the shareholders of the VIE under the articles of association of the applicable VIE, including without limitation to: (a) propose to hold a shareholders’ meeting in accordance with the articles of association of the applicable VIE and attend shareholders’ meeting of the applicable VIE as the agent and attorney of the shareholders of the applicable VIE; (b) exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of the applicable VIE, including, but not limited to, the right to designate and appoint the director, the chief executive officer and other senior management members of the applicable VIE; (c) exercise other voting rights the shareholders are entitled to under the laws of China promulgated from time to time; and (d) exercise other voting rights the shareholders are entitled to under the articles of associations of the applicable VIE from time to time.

Each of the Powers of Attorney remains effective within the term during which the shareholders of the applicable VIE remain shareholders of such VIE.

Spousal Consent Letters

The spouses of the shareholders of the VIE agreed, via the spousal consent letters, to the execution of the “Transaction Documents” including: (a) the Equity Interest Pledge Agreements entered into between Galle WFOE and the VIE; (b) the Exclusive Option Agreement entered into with Galle WFOE and the VIE; and (c) the Powers of Attorney entered into with Galle WFOE and the VIE, and the disposal of the equity of the VIE held by the shareholder of the VIE and registered in his or her names. The spouses of the shareholders of the VIE further undertook not to make any assertions in connection with the equity of the VIE which are held by the shareholders of the VIE. The spouses of applicable shareholders of the VIE confirmed that the shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

Single Status Statement

The shareholder of the VIE, who does not have a marriage, states that without the consent or authorization of others and he/she has the right to separately decide to sign the following documents (hereinafter referred to as “Transaction Documents”) including: (a) the Equity Interest Pledge Agreements entered into between Galle WFOE and the VIE; (b) the Exclusive Option Agreement entered into with Galle WFOE and the VIE; and (c) the Powers of Attorney and to dispose of the equity interest of the VIE.

Licenses Required for Business Operation

The VIE and its subsidiaries have obtained material permissions and approvals required for their operations in compliance with the relevant laws and regulations in the PRC. As of the date of this prospectus, the only permission required for operations are the business licenses of the VIE and its subsidiaries. The business license in PRC is a permit issued by Market Supervision and Administration that allows the company to conduct specific business within the government’s geographical jurisdiction. As of the date of this prospectus, according to the opinion of our PRC counsel, Beijing DOCVIT Law Firm, the VIE and its subsidiaries have received from PRC authorities all requisite licenses, permissions or approvals needed to engage in the businesses currently conducted in China, and no permission or approval has been denied. The following table provides details on the licenses and permissions held by the VIE and its subsidiaries. See also “Prospectus Summary — Licenses Required for Business Operation.”

Approval	Recipient	Issuing body	Issuing Date	Terms of Operation
Business License	Galle Technology Co., Ltd.	Jingdezhen High-tech District Market Supervision Administration	August 18, 2021	From August 18, 2021 to no Fixed Term
Business License	Hangzhou Branch of Galle Technology Ltd.	Hangzhou Shangcheng District Market Supervision Administration	August 23, 2023	From August 23, 2023 to no Fixed Term
Business License	Hangzhou Galle Hengya Technology Co., Ltd.	Hangzhou Fuyang District Market Supervision Administration	August 8, 2022	From August 8, 2022 to no Fixed Term
Business License	Zhejiang Galle Manya Supply Chain Management Co., Ltd.	Hangzhou Xihu District Market Supervision Administration	September 2, 2021	From September 2, 2021 to no Fixed Term
Business License	Galle Yongya Electronic Equipment (Huzhou) Co., Ltd.	Hangzhou Fuyang District Market Supervision Administration	December 1, 2021	From December 1, 2021 to no Fixed Term
Business License	Jingdezhen Galle Ningya Technology Co., Ltd.	Jingdezhen High-tech District Market Supervision Administration	April 20, 2023	From April 20, 2023 to no Fixed Term
Business License	Jiangxi Anjia Kaiyue Technology Co., Ltd.	Jingdezhen High-tech District Market Supervision Administration	April 20, 2023	From April 20, 2023 to no Fixed Term
Business License	Zhejiang Dejia Hongzhi Technology Co., Ltd.	Hangzhou Gongshu District Market Supervision Administration	April 4, 2005	From April 4, 2005 to no Fixed Term
Business License	Hangzhou Galle Yingya Technology Co., Ltd.	Hangzhou Fuyang District Market Supervision Administration	April 18, 2022	From April 18, 2022 to no Fixed Term

Products

Apple Branded Mobile Devices

The VIE and its subsidiaries specialize in the wholesale business of Apple branded mobile devices due to their significant brand recognition. The VIE and its subsidiaries primarily source the devices through two trusted channels:

1.      Authorized first-tier distributors: The so-called first-tier distributors are distributors who work closely with the principal manufacturers of apple mobile devices. The strong and stable relationships with authorized first-tier distributors of Apple products guarantee qualities, quantities, and pricing that align with the needs of the VIE and its subsidiaries.

2.      E-commerce Platforms: Periodically, the VIE and its subsidiaries engage with large e-commerce platforms, especially when they offer Apple mobile devices at more favorable rates than the prevailing market prices.

Leveraging acute market insights, the VIE and its subsidiaries seize opportunities to procure substantial quantities of devices when prices are low. With highly competitive pricing, the devices sourced are being offered to retailers and other wholesalers.

The Apple-branded mobile devices were chosen because of their strong demand in the market. This high demand allows the VIE and its subsidiaries to quickly sell a large number of devices sourced from upstream enterprises, reducing warehouse pressures and accelerating the profitable buying and selling cycle.

Xiaomi Branded Television (Xiaomi TV)

Xiaomi TV plays an important role in the wholesale business. The VIE and its subsidiaries diligently monitor the price fluctuations of Xiaomi TVs and carefully select television specifications that they believe offer the most cost-effective solutions at competitive prices. The enduring customer relationships empower the VIE and its subsidiaries to offer these products at attractive prices.

The VIE and its subsidiaries have included Xiaomi TVs in their product portfolio due to their high demand in the market and the availability of affordable sourcing options. There is a consistent and high demand for TVs, especially with advancements in technology leading to new and improved models regularly. The partnerships with upstream enterprises allow the VIE and its subsidiaries to procure these TVs at prices significantly lower than the market average.

Midea Branded Air Conditioner

The VIE and its subsidiaries also offer Midea-branded air conditioners. Based on comprehensive market analysis, the VIE and its subsidiaries procure large quantities of selected Midea-branded air conditioner models during the off-season, with sales commencing in the summer. Through vigilant monitoring of market demand patterns, the VIE and its subsidiaries excel at navigating market fluctuations and ensuring that Midea air conditioners are available at anticipated prices.

The VIE and its subsidiaries have chosen Midea-branded air conditioners because their price fluctuations generally follow regular seasonal patterns. By capitalizing on the pattern of price changes, the VIE and its subsidiaries effectively enhance their profitability, reducing the cost of procurement and increasing overall profits when selling Midea air conditioners.

Xiaomi Smartphone

The VIE and its subsidiaries also provide wholesale services for Xiaomi smartphones, with the aim of delivering cost-effective Xiaomi smartphones to their valued customers. The knowledgeable salespersons of the VIE and its subsidiaries, who conduct market research on Xiaomi smartphones, provide customers with a high-quality buying experience. The extensive customer network of the VIE and its subsidiaries also helps us secure a strong position in the Xiaomi smartphone wholesale market. By conducting rigorous checks for product quality and authenticity, we ensure that our customers receive well-functioning devices.

The Xiaomi smartphone was selected due to its similar sales pattern with Apple-branded mobile devices and the potential for decent profits. By adapting and transforming their existing business model into a customized model for the Xiaomi smartphone, the VIE and its subsidiaries established a profitable buying-and-selling approach for Xiaomi smartphones.

Suppliers

The suppliers of the VIE and its subsidiaries are mostly distributors who work closely with the principal manufacturers of electronic devices. For the financial year ended June 30, 2023 and 2022, there was one main supplier that accounted for 93.46% and 93.48% of the total purchases, respectively. The supplier is Hangzhou Quanshi Technology Co., Ltd., a company located in China, mainly provides Apple mobile devices to the VIE and its subsidiaries. Hangzhou Quanshi Technology Co., Ltd. is a prior shareholder of Galle China and the ownership ended on December 22, 2021. See “Related Party Transaction — Purchase from related parties.” The VIE and its subsidiaries rely on the main supplier and intend to establish a more diverse supplier network as they grow the business, while attempting to continue to work with the main supplier.

Framework Cooperation Agreement between Hangzhou Quanshi Technology Co., Ltd. and the VIE

The VIE, in conjunction with its principal supplier of Apple mobile devices, Hangzhou Quanshi Technology Co., Ltd., executed a framework cooperation agreement on September 15, 2021, effective for three years. Pursuant to this agreement, the main supplier undertakes to provide purchase rebates, ranging from 0.5% to 0.7% of the VIE’s total annual purchase amount from the supplier. Subsequently, on August 15, 2023, the VIE and Hangzhou Quanshi Technology Co., Ltd. entered into the first supplemental agreement to adopt more favorable purchase rebates, ranging from 6% to 8% of the total annual purchase amount, effective as of January 1, 2023. Any failure to perform or breach of such contractual obligations will be deemed a breach of contract.

Customers

The customers of the VIE and its subsidiaries are a variety of electronic device distributors. The VIE does not have long-term contracts with its business customers. Instead, the VIE’s business customers order from it on an as-needed basis.

The following table sets forth information as to each customer that accounted for 10% or more of the sale of the VIE and its subsidiaries for the fiscal years ended June 30, 2023 and 2022.

Customers	For the year ended June 30, 2023
	Amount	%
Customer 1	$26,692,440	25.68%
Customer 2	$18,642,124	17.93%
Customer 3	$14,876,911	14.31%
Customer 4	$12,485,176	12.01%
Customers	For the year ended June 30, 2022
	Amount	%
Customer 2	$58,545,913	76.00%
Customer 3	$14,456,426	18.77%

Sales and Marketing

The sales and marketing team of the VIE consists of 15 full-time employees based in China. The sales team has been working in the commodity trading field for years, with a focus on electronic devices. The sales team takes the initiative to visit our upstream and downstream partners regularly to gain a comprehensive understanding of what matters most to them. By maintaining close relationships and staying attuned to customer needs, the VIE and its subsidiaries operate with a high level of efficiency and effectiveness. The sales growth benefits of the VIE and its subsidiaries from the extensive network of suppliers and customers developed by the sales and marketing team. We believe that the VIE and its subsidiaries have a dedicated sales and marketing team providing top-notch services to customers in China. The sales team is comprised of staff members who specialize in electronic wholesale business and the end-user market.

The VIE and its subsidiaries promote their products and enhance brand awareness through close collaboration with their strategic partners. They place great importance on maintaining their strategic relationships with the key supplier and core customers, and they have plans to further consolidate their collaboration to encompass a wider range of their products and broader networks of customers.

As part of their sales and marketing strategy, the VIE and its subsidiaries have implemented a retail sales approach on a prominent online shopping platform in China. Since July 2023, they have established three online stores on Pinduoduo, specializing in the sale of air conditioners and other home appliances. The VIE and its subsidiaries are confident that leveraging these online stores will not only boost their revenues but also enhance their brand awareness.

One of other channels for marketing is through word-of-mouth referrals from their existing customers and business contacts. We believe that their high-quality sales staff services result in strong word-of-mouth referrals and positive customer reviews, which increase customer awareness of their brand. As the VIE and its subsidiaries gain trust from their customers, the customers often refer the VIE and its subsidiaries to their social network, or return to the VIE and its subsidiaries for their other electronic devices or other related needs. The VIE and its subsidiaries intend to continue to invest resources in their marketing efforts.

Sales Process Flow

The process flow pertaining to the sales business activities can be described as follows:

The sales process typically begins by sourcing valuable goods with high demand in the market from upstream suppliers. After negotiating the qualities, quantities, and prices of the goods, the procurement staff generates purchase orders and signs purchase contracts with the upstream suppliers. Upon receiving the payment notice, the VIE makes payments for the goods based on the terms of the purchase contracts. The shipments are usually arranged by the upstream suppliers, and the goods are sent directly to the warehouses, which are operated by third parties. The VIE and its subsidiaries collaborate with third-party service providers to arrange the receiving, checking of quality and quantity, sorting, and storing of the goods. Additionally, the sales staff proactively contacts downstream distributors for the highest bid shortly after the purchase contracts are signed. After generating sales orders and signing sales contracts with the downstream distributors, the downstream distributors make payments for the goods according to the terms. Once payment is received, the sales staff instructs the warehouse to arrange the shipments to our downstream distributors.

Competition

The electronic wholesaling industry is growing and increasingly competitive. The VIE and its subsidiaries compete with other electronic equipment wholesalers and retailers for the same pool of potential customers. The main competitors include (a) electric business platforms, such as Jingdong and Alibaba; (b) other electronic equipment wholesalers, such as Huitongda Network Co., Ltd., Telling Telecommunication Holding Co., Ltd., Shenzhen Aisidi Company Limited, and Shenzhen Yiyatong Supply Chain Co., Ltd.; and (c) electronic device retailers, such as Apple stores and Gome electrical appliances. The VIE and its subsidiaries compete to engage more customers and source supplies at more competitive price. We believe some of the competitors may be better funded or better connected than the VIE and its subsidiaries. Nonetheless, we believe that the VIE and its subsidiaries are well positioned to compete in the industry because of their competitive pricing advantage, strong and stable supply source, and experienced management team.

Competitive Strengths

The VIE and its subsidiaries offer a wide range of high-demand electronic devices at competitive prices.

The VIE and its subsidiaries offer a wide range of products that cater to the general needs of the electronic devices and home appliance markets. Drawing upon the keen understanding of the demands and preferences within this market segment, the VIE and its subsidiaries have developed a diverse product portfolio to better serve their customers. The product lineup includes high-demand items such as Apple branded mobile devices, Xiaomi branded TV, Midea-branded air conditioner, and Xiaomi Smartphone. The strong strategic partnerships with upstream enterprises enable the VIE and its subsidiaries to source these products at competitive prices. Additionally, the wide networks and deep understanding of the market demands accelerate the product turnover and effectively mitigates inventory risks.

The VIE and its subsidiaries have strong and stable relationships with suppliers and customers.

Since the commencement of their business, the VIE and its subsidiaries have developed strong and stable relationships with the key supplier and customers in the region. The VIE and its subsidiaries have identified and maintained good relationships with reliable suppliers who provide them with profitable products of highly recognized value. The suppliers also refer prospective customers to the VIE and its subsidiaries. The customers regularly return to the VIE and its subsidiaries for repeat business. The VIE and its subsidiaries have a wide customer base in China.

The VIE and its subsidiaries have strived to maintain stable business relationships with the key customers. For the financial years ended June 30, 2023 and 2022, the top five customers accounted for 79.5% and 98.9% of total sales respectively, and three of the top five customers have more than two years of business relationships with the VIE.

The VIE has an experienced management team and a strong sales and marketing team.

The VIE has an experienced management team, led by Ms. Wen Jia, the Executive Director and Chairwoman of the board, and Mr. Jiayang Zhu, the chief executive officer. Ms. Jia actively supervises and organizes the medium to long-term development strategy, along with its strategic development goals. Mr. Zhu has years of experience in the electronic wholesaling industry and is primarily responsible for the planning and execution of the business strategies and managing the customer relationships. The VIE is also equipped with a sales and marketing team with substantial experience in the electronic wholesaling industry. The team is comprised of staff members who specialize in electronic wholesale business and the end-user market. The team’s regular visits contribute to building strong, trust-based relationships with the customers.

Business Strategies

The VIE and its subsidiaries intend to strengthen their market position in the electronic wholesaling industry, by implementing the following business strategies and plans.

Keep monitoring the market trends and diversify the product portfolio

Based on their observations and understanding of market trends, the VIE and its subsidiaries specialize in wholesaling select products. We believe that the VIE and its subsidiaries can leverage the expertise and experience they have gained from wholesaling Apple Mobile Devices to expand into the wholesale market for other electronic products. The strong network of resourceful suppliers and customers allows the VIE to diversify its product portfolio with fewer concerns about procurement and sales channels.

Build an online platform

The VIE and its subsidiaries have established deep connections with their customers. The VIE and its subsidiaries believe that by establishing a robust online presence, they can strengthen the strategic relationships with current partners and pave the way for the future expansion of the product catalog and customer network. The plan is to create a business-to-business eCommerce platform within one of China’s most popular communication applications, WeChat. This platform will allow customers to shop for electronic devices and home appliances on their phones and stay updated on latest promotions. The VIE and its subsidiaries envision this platform as a supply and demand matching platform for low-cost, high-quality goods, linking upstream and downstream through cooperation with headline brands, distributors, manufacturers, and online and offline channels such as Tmall, Jingdong, and offline shops, in order to achieve rapid distribution of goods. Furthermore, the data collected from user interactions on the platform can provide valuable insights for refining marketing strategies and tailoring offerings to better meet customers’ needs.

Enhance the relationships with current suppliers and customers and foster connections with potential new ones

The VIE and its subsidiaries understand the importance of enhancing meaningful relationships with current suppliers and customers and fostering connections with potential new partners. Building lasting partnerships is crucial for sustained success and gradual growth. In collaboration with suppliers, the goal is to establish cooperative and mutually beneficial relationships, promoting transparent communication for a consistent supply of quality products and fair terms. Similarly, the VIE and its subsidiaries are dedicated to improving relationships with customers, recognizing their vital role in the business. By focusing on the needs and preferences of suppliers and customers, the VIE and its subsidiaries aim to adapt their product offerings, pricing, and services to create a reliable and satisfying customer experience. Looking forward, the VIE acknowledges the importance of expanding its network of suppliers and customers. The VIE and its subsidiaries hope to cultivate connections with new partners in the electronic wholesale industry, with the aim of broadening both sources of goods and customer base.

Build an AI-based supply chain technology system

The VIE and its subsidiaries aim to develop an artificial intelligence-based supply chain technology system that leverages market supply data and data from distribution partners, including transaction, inventory, logistics, and after-sales data. By establishing a comprehensive big data model and utilizing it to analyze and predict market and consumption trends, the goal is to provide customers with more effective business solutions. This system is designed to address common challenges faced by many small and medium-sized distribution partners, such as slow purchasing processes, delayed responses, sluggish customer expansion, and difficulties in raising funds. The VIE and its subsidiaries believe that this strategy will enable them to expand the business and strengthen customer relationships by offering software services and real-time optimization of business solutions, ultimately increasing revenue from platform service fees and enhancing profit margins. This approach will contribute to a broader and more prosperous business landscape for its future growth.

Expand business and operations through joint ventures and/or strategic alliances

The VIE and its subsidiaries intend to continue focusing on its principal business activities in the electronic wholesale and related industries. To do so, it plans to explore opportunities to collaborate with suitable partners in these industries through strategic alliances, joint ventures and investments. As at the date of this prospectus, the VIE and its subsidiaries have not identified any potential joint ventures and/or strategic alliances.

Real Property

Through Galle China, our principal executive office is located at Building 10, Gate 2, Xixi Art Collection Village, Hangzhou City, Zhejiang Province, People’s Republic of China, 310000, under a lease agreement where we lease approximately 795 square meters of office space for an annual rent of RMB 900,000 (approximately US$ 129,429, payable every six months), with the lease term set to expire on April 15, 2024.

In addition, Galle China also rented an office located at B2, Intelligent Standard Factory, Shun Feng Road No.2, Jingdezhen Technological development District, Jingdezhen City, Jiangxi Province, People’s Republic of China. Galle China has been granted free use of this office for a period of six months, starting from October 11, 2023.

The three warehouses below are leased to store inventories sourced from suppliers and are operated by the proprietors of the warehouses.

A description of the warehouses leased by Galle China in China is below:

Location	Lease Period	Rent (per month per square meter)	Approximate area
Shaoxing, Zhejiang Province	September 1, 2023 – May 31, 2024	$3.16	400 m2
Hangzhou, Zhejiang Province	May 1, 2023 – April 30, 2024	$4.12	500 m2
Wuhan, Hubei Province	July 11, 2023 – July 30, 2024	$4.26	1000 m2

Impact of COVID-19

The outbreak of respiratory illness caused by a novel coronavirus (COVID-19) was first emerged in China in late 2019 and continues to expand within the PRC and globally. The electronic wholesale industry in the PRC have been and may continue to be adversely impacted by the COVID-19 pandemic. The economy slowdown and/or negative business sentiment have a negative impact on the electronic wholesale industry and the business operations and financial condition of the VIE and its subsidiaries have been and may continue to be adversely affected. With an aim to containing the COVID-19 pandemic, the PRC government had imposed certain measures across the PRC including encouraging employees of enterprises to work remotely from home and cancelling public activities, and the mandatory quarantine requirements on infected individuals and anyone deemed potentially infected of COVID-19, among others. The COVID-19 pandemic in China and the government measures in response have also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China.

During the first half of 2022, the growth rate of the VIE and its subsidiaries’ business was affected by the COVID-19 pandemic and related government policies. Travel restrictions imposed by local governments to contain the spread of COVID-19 temporarily affected the logistics service providers, which, in turn, prevented it from delivering its storage products to customers. Additionally, product deliveries from the suppliers were adversely affected during this period. To mitigate the negative impact of the COVID-19 pandemic on the supply chain, the VIE and its subsidiaries leveraged their strong customer relationships and actively communicated with them to arrange delayed deliveries where feasible. Simultaneously, the VIE and its subsidiaries coordinated with their suppliers to expedite the delivery of relevant products.

For the year ended June 30, 2022, the negative impact of the COVID-19 pandemic on the VIE and its subsidiaries’ business was significantly mitigated by: (1) the increased demand from people staying, studying, and working from home for electronic devices and home appliances; (2) the reliable procurement and sales channels; and (3) the financial resilience of the VIE and its subsidiaries, which prevented them from experiencing financial difficulties due to reduced sales and increased operational costs.

Leveraging the relationships and extensive network with their suppliers, customers, and logistics service providers, along with the in-depth knowledge of wholesale market, the VIE and its subsidiaries were able to navigate through fluctuations in customer demands and product prices, enabling them to excel in market performance.

In December 2022 and up to the date of this prospectus, the PRC government had relaxed COVID-19 restrictions. However, from December 2022 to February 2023, the VIE and its subsidiaries witnessed an exponential increase in the infection rate of COVID-19 in the PRC. Some of its employees were infected with COVID-19 during this period. To protect their employees, the VIE and its subsidiaries implemented health and safety protocols in its offices, warehouses, and distribution centers. This, to some extent, led to reduced operational capacity and increased costs. Since March 2023, the COVID-19 pandemic has subsided, and it no longer has a materially adverse impact on the financial performance.

The degree to which the COVID-19 outbreak ultimately impacts the business and results of operations of the VIE and its subsidiaries will depend on future developments beyond their control, including the severity of the pandemic in the PRC and globally, the PRC government’s policies to contain the outbreak and the impact on the logistics industry and the supply chain, all of which are highly uncertain and unpredictable, and are likely adversely affect the business and results of operations. It is also uncertain whether and when the PRC government would reimpose any COVID-19 control measures as it has implemented as before. If the COVID-19 pandemic is not effectively and timely controlled, the business operations and financial condition may be adversely affected due to the deteriorating market outlook, the slowdown in regional and national economic growth, weakened liquidity, and financial condition of its customers, or other unforeseen factors.

Seasonality

The selling of Apple branded mobile devices exhibits distinct seasonality. One of the most pronounced seasonal factors is the release of new iPhone models by Apple, which occurs annually in September. Leading up to these launches, there is a surge in demand for the latest models, often causing the resale value of the older iPhones to decline as consumers eagerly anticipate the newest technology. Moreover, the holiday season, including 618 Chinese Shopping Day (18th June), Double 11 Chinese shopping festival (11th November), 520 Chinese Valentine’s Day (20th May), Double 12 Chinese Year-end Shopping festival (12th December), New Year’s Day and Spring Festival, witnesses heightened activity and more profits, with many consumers purchasing Apple branded mobile devices as gifts. The back-to-school season, from late summer to early fall, also contributes to increased demand as students and parents seek upgraded devices. However, the VIE has witnessed off-peak periods during the early months of the year and middle of summer, which often experience lower demand and decreased prices that affect its financial performance adversely. The selling of Xiaomi Smartphones faces similar seasonality.

The wholesale of air conditioners is influenced by different seasons. Air conditioner sales typically peak during the summer months when temperatures are high, and the demand for cooling is at its maximum. During this time, the downstream partners of the VIE frequently source large quantities of air conditioners from the VIE. Consumer demand in other seasons is lower.

The wholesale of Xiaomi TVs experiences less influences from seasonality. As people encounter the need to buy TVs evenly throughout the year, the sale does not show a distinct seasonality.

Intellectual Property

Software Copyright

As of the date of this prospectus, Galle China has registered the following software copyrights:

No.	Software name	Version number	Registration number	Approval date of registration	Certificate number	Owner
1	Internet of Things-based Video Conference Integrated Remote Monitoring Management System	V1.0	2022SR0400312	December 23, 2021	9354511	Galle China
2	Videoconferencing Audio Environment Noise Intelligent Optimization Software	V1.0	2022SR0400802	January 19, 2022	9355001	Galle China
3	Intelligent Lighting Control Management and Monitoring System	V1.0	2022SR0220669	January 3, 2021	9174868	Galle China
4	Intelligent Lighting Brightness and Color Temperature Control System	V1.0	2022SR0220668	December 3, 2021	9174867	Galle China
5	Intelligent Furniture IOT Remote Connection Control Software	V1.0	2022SR0220667	December 8, 2021	9174866	Galle China
6	Intelligent Furniture Online One-Stop Purchasing Service Platform	V1.0	2022SR0220666	December 7, 2021	9174865	Galle China
7	Intelligent Fire Emergency Lighting and Evacuation System	V1.0	2022SR0220671	December 3, 2021	9174870	Galle China
8	Intelligent Lighting Power Supply Control Software	V1.0	2022SR0220590	December 3, 2021	9174789	Galle China
9	Furniture Hazardous Coefficient Detection and Analysis System	V1.0	2022SR0220365	November 30, 2021	9174564	Galle China
10	Environmental Furniture Heat Deformation Inspection System	V1.0	2022SR0220589	December 9, 2021	9174788	Galle China
11	Intelligent All-in-One Combined Furniture Control System	V1.0	2022SR0220454	December 7, 2021	9174653	Galle China
12	Intelligent Lighting Socket Switch Control System	V1.0	2022SR0220453	December 8, 2021	9174652	Galle China
13	Intelligent Furniture Chunking Design 3D Display System	V1.0	2022SR0225673	December 3, 2021	9179872	Galle China
14	Intelligent Office Furniture Environment Inspection System	V1.0	2022SR0225129	December 9, 2021	9179328	Galle China
15	Furniture Material Composition Analysis and Testing System	V1.0	2022SR0225128	December 8, 2021	9179327	Galle China
16	Furniture Customization Artificial Intelligence Service Platform	V1.0	2022SR0228523	December 9, 2021	9182722	Galle China
17	Furniture Structure Reasonable Design Software	V1.0	2022SR0228524	December 12, 2021	9182723	Galle China

No.	Software name	Version number	Registration number	Approval date of registration	Certificate number	Owner
18	Furniture Design Adaptability Test Analysis Software	V1.0	2022SR0228279	December 6, 2021	9182478	Galle China
19	Intelligent Furniture Material Quality Sampling Management System	V1.0	2022SR0228248	December 8, 2021	9182447	Galle China
20	Intelligent Furniture Informationization Design Management System	V1.0	2022SR0227030	December 6, 2021	9181229	Galle China
21	Intelligent Furniture Flexible Inspection Software	V1.0	2022SR0227029	December 9, 2021	9181228	Galle China
22	Intelligent Furniture Safety Marking Management System	V1.0	2022SR0226499	December 8, 2021	9180698	Galle China
23	Lighting Lighting Layout Intelligent Planning and Design Software	V1.0	2022SR0207664	December 8, 2021	9161863	Galle China
24	Intelligent Lighting Equipment Automatic Induction Control Software	V1.0	2022SR0207667	December 3, 2021	9161866	Galle China
25	Intelligent Video Conference Real-time Interaction System	V1.0	2022SR0204615	December 3, 2021	9158814	Galle China
26	Adaptive Adjustment Software for Lighting Brightness Parameters Based on Energy-Saving Devices	V1.0	2022SR0204609	November 17, 2021	9158808	Galle China
27	Intelligent Lighting Equipment Intelligent Energy Saving Control System	V1.0	2022SR0206011	December 3, 2021	9160210	Galle China
28	Videoconferencing Information Process Online Return	V1.0	2022SR0208054	November 5, 2021	9162253	Galle China
29	Lighting Intelligent Sensing Software	V1.0	2022SR0208053	December 8, 2021	9162252	Galle China
30	Intelligent Lighting Equipment Energy Saving Parameters Automatic Regulation Software	V1.0	2022SR0206152	November 30, 2021	9160351	Galle China
31	Intelligent lighting equipment energy saving and environmental protection information assessment and analysis software	V1.0	2022SR0204961	November 23, 2021	9159160	Galle China
32	Intelligent Lighting Energy Consumption Intelligent Monitoring and Control System	V1.0	2022SR0204801	December 7, 2021	9159000	Galle China
33	Videoconferencing Terminal Informationization Comprehensive Management System	V1.0	2022SR0144874	November 30, 2021	9099073	Galle China
34	Multimedia Remote Videoconferencing System based on Internet of Things	V1.0	2022SR0144878	December 7, 2021	9099077	Galle China
35	Intelligent Screen Synchronized Display Control System	V1.0	2022SR0144876	November 23, 2021	9099075	Galle China
36	Smart Screen Intelligent Anti-Blue Light Eye Protection Software	V1.0	2022SR0144758	November 10, 2021	9098957	Galle China
37	Intelligent Screen Dynamic Screen Capture Control System	V1.0	2022SR0145057	November 19, 2021	9099256	Galle China
38	Videoconferencing Records Intelligent Registration Query Software	V1.0	2022SR0145058	December 3, 2021	9099257	Galle China
39	Intelligent Screen Gray Scale Level Testing System	V1.0	2022SR0149570	January 29, 2021	9103769	Galle China

No.	Software name	Version number	Registration number	Approval date of registration	Certificate number	Owner
40	Intelligent screen intelligent splicing control system	V1.0	2022SR0156374	November 18, 2021	9110573	Galle China
41	Intelligent screen integration optimization debugging system	V1.0	2022SR0156375	November 26, 2021	9110574	Galle China
42	Intelligent screen module seamless connection control software	V1.0	2022SR0157951	November 18, 2021	9112150	Galle China
43	PC-based video conference automatic connection service software	V1.0	2022SR0155625	November 29, 2021	9109824	Galle China
44	Multimedia Video Conference System Operation and Maintenance Management Software	V1.0	2022SR0155626	December 3, 2021	9109825	Galle China
45	Videoconferencing System Integration Module Management System	V1.0	2022SR0164025	December 8, 2021	9118224	Galle China
46	Videoconferencing System Integration Analysis and Decision-making Software	V1.0	2022SR0172578	December 6, 2021	9126777	Galle China
47	Videoconferencing Audio Environment Noise Intelligent Optimization Software	V1.0	2022SR0154337	December 7, 2021	9108536	Galle China
48	Videoconferencing System Integration Database Management System	V1.0	2022SR0154377	November 30, 2021	9108576	Galle China
49	Videoconferencing System Integration Database Management System	V1.0	2022SR0154317	December 2, 2021	9108516	Galle China
50	Videoconferencing System Integration Intelligent Auxiliary Support Software	V1.0	2022SR0172577	December 7, 2021	9126776	Galle China
51	Smart Screen Multifunctional Control System	V1.0	2022SR0136334	October 31, 2021	9090533	Galle China
52	Online Release Management System for Intelligent Screen Information	V1.0	2022SR0137872	October 28, 2021	9092071	Galle China
53	Intelligent Screen Brightness Adaptive Adjustment Control System	V1.0	2022SR0137876	November 3, 2021	9092075	Galle China
54	Intelligent Screen Power Failure Detection and Switching System	V1.0	2022SR0137877	November 2, 2021	9092076	Galle China
55	Intelligent Screen Failure Early Warning System based on Internet of Things (IoT) Technology	V1.0	2022SR0138321	November 9, 2021	9092520	Galle China
56	Smart Screen MCU Control Software	V1.0	2022SR0137643	November 8, 2021	9091842	Galle China
57	Intelligent screen operation fault automatic diagnosis system	V1.0	2022SR0141771	October 28, 2021	9095970	Galle China
58	Intelligent Screen Intelligent Wireless Connection Control System	V1.0	2022SR0141694	October 28, 2021	9095893	Galle China
59	High-current detection equipment pressure sensor signal control system	V1.0	2021SR1914151	November 2, 2021	8636777	Galle China
60	Chip running current intelligent monitoring system	V1.0	2021SR1892490	October 30, 2021	8615116	Galle China
61	Current harmonic protection control software	V1.0	2021SR1891984	November 1, 2021	8614610	Galle China
62	Intelligent Current Failure Detection System	V1.0	2021SR1892001	November 1, 2021	8614627	Galle China

No.	Software name	Version number	Registration number	Approval date of registration	Certificate number	Owner
63	Chip running current real-time online supervision system	V1.0	2021SR1892008	October 29, 2021	8614634	Galle China
64	Intelligent Current Embedded Detection System	V1.0	2021SR1891989	November 2, 2021	8614615	Galle China
65	High-resolution FM phasor software	V1.0	2021SR2051699	October 29, 2021	8774325	Galle China
66	Harmonic radar third harmonic based detection system	V1.0	2021SR2051881	November 2, 2021	8774507	Galle China
67	Harmonic Distortion Detection System	V1.0	2021SR1915591	November 3, 2021	8638217	Galle China
68	Current Connector Detection System	V1.0	2021SR1915590	November 3, 2021	8638216	Galle China
69	Intermodulation Frequency Point Generation System Software	V1.0	2021SR2051880	October 29, 2021	8774506	Galle China
70	FM continuous wave SAR imaging software	V1.0	2021SR1914131	November 2, 2021	8636757	Galle China
71	Active Filter Based Harmonic Detection Control System	V1.0	2021SR1892061	November 1, 2021	8614687	Galle China
72	Chip Embedded Algorithm Application System	V1.0	2021SR1890857	November 2, 2021	8613483	Galle China
73	Dycorra Smart Home Platform	V1.0	2022SR0296012	January 2, 2022	9250211	Galle China
74	Energy Storage Frequency Modulation Monitoring Cloud Management Platform Software	V1.0	2021SR1914150	November 3, 2021	8636776	Galle China
75	Chip Intelligent Conversion Filter System Software	V1.0	2021SR1892136	October 28, 2021	8614762	Galle China
76	Smart FM Modulator Software	V1.0	2021SR1916245	October 29, 2021	8638871	Galle China
77	Data Acquisition Algorithms and Embedded Software	V1.0	2021SR1890138	November 2, 2021	8612764	Galle China
78	Transceiver Chip Test Software	V1.0	2021SR1891980	November 2, 2021	8614606	Galle China
79	Chip Protocol Debugging Platform	V1.0	2021SR1892051	October 29, 2021	8614677	Galle China
80	Fully Automatic Chip FM Software V	V1.0	2021SR1892062	October 28, 2021	8614688	Galle China
81	Intelligent Control System for FM Continuous Wave Laser Emission Route	V1.0	2021SR1914130	November 1, 2021	8636756	Galle China
82	FM Visual Test and Analysis Software	V1.0	2021SR1914122	October 26, 2021	8636748	Galle China
83	FM Continuous Wave Monitoring System V1.0	V1.0	2021SR1914129	October 30, 2021	8636755	Galle China
84	Chip FM Continuous Wave Signal Processing Software	V1.0	2021SR1892053	November 2, 2021	8614679	Galle China
85	FM Band Intelligent Monitoring System	V1.0	2021SR1915594	October 29, 2021	8638220	Galle China

No.	Software name	Version number	Registration number	Approval date of registration	Certificate number	Owner
86	Frequency Modulation and Voltage Regulation Stability Performance Detection System	V1.0	2021SR1914128	November 1, 2021	8636754	Galle China
87	Intelligent Assistance Software for Chip Embedded Algorithms	V1.0	2021SR1890856	October 26, 2021	8613482	Galle China
88	Correction System for Energy-saving Effect of Intelligent Lighting Equipment	V1.0	2021SR2061198	September 22, 2021	8783824	Galle China
89	Energy-saving Control System for Smart Lighting Equipment Based on the Internet of Things	V1.0	2021SR2061197	November 8, 2021	8783823	Galle China
90	Cloud Warehouse Distribution Information System	V1.0	2023SR0208812	February 8, 2023	10795983	Galle China
91	Cloud warehouse business data analysis system	V1.0	2023SR0208811	February 8, 2023	10795982	Galle China

Trademarks

Galle China owns the following 4 registered trademarks.

No.	Trademark name	Application/registration number	Application date	Application category	Trademark status
1	DYCORRA	61306907	June 28, 2022	09-Scientific Instruments	Registered
2	戴科乐	59280239	March 7, 2022	35-Advertising Sales	Registered
3	戴科乐	59288034	March 7, 2022	42-Website Services	Registered
4	戴科乐	59289201	March 7, 2022	09-Scientific Instruments	Registered

Domain Name

Manya Galle owns the following 1 Domain Name.

Domain Name	Owner	Registration Date	Expiration Date
jiale.shop	Manya Galle	April 13, 2023	March 31, 2024

We, our subsidiaries, the VIE and its subsidiaries were not involved in any proceedings with regard to, and have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we, our subsidiaries, the VIE and its subsidiaries may be involved either as a claimant or respondent.

Employees

We employed 41 persons as of December 31, 2023, 40 persons as of June 30, 2023, and 23 persons as of June 30, 2022, who are all located in China. All our employees are full time employees. We do not have any part-time employees.

The following table sets forth the breakdown of our employees by activity as of June 30, 2022 and 2023, and December 31, 2023:

Function	December 31, 2023	June 30, 2023	June 30, 2022
Management Department	6	2	3
Administration Department	7	6	5
Business Department	26	27	15
Technology Department	2	5	0
Total	41	40	23

Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Insurance

The VIE and its subsidiaries comply with the relevant laws and regulations in China by contributing to social insurance for their employees. This encompasses pension insurance, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance. The VIE and its subsidiaries will continue to review and assess the risk portfolio, making necessary and appropriate adjustments to insurance practices to align with their needs and with industry practice in China.

Litigation and Other Legal Proceedings

We, our subsidiaries, the VIE and its subsidiaries have been and may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. As of the date of this prospectus, we, our subsidiaries, the VIE and its subsidiaries are not a party to any material proceedings in China or in other jurisdictions, including the United States.

REGULATIONS

This section sets forth a summary of the most significant rules and regulations that affect the business activities of the VIE and its subsidiaries in China.

Regulations Relating to Foreign Investment

The Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which has come into effect on January 1, 2020 and has replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except where required by the State to safeguard the public interest, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

The Industry Guidelines on Encouraged Foreign Investment (Year 2019) approved by the State Council is hereby promulgated and shall be implemented with effect from 30 July 2019. China has introduced an Industry Guidelines on Encouraged Foreign Investment to encourage and allow foreign-invested enterprises to set up businesses in China. The scope of encouragement mainly includes Agriculture, forestry, husbandry, fishing, Mining, Manufacturing, Information transfer, software and technical services Chinese subsidiaries are principally engaged in the provision of investment and financing consulting and technical services, which fall into the category of “encouraged” or “allowed” under the directory.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 30, 2019, MOFCOM and NDRC jointly issued the Negative List (Edition 2019). On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). The latest version of the Negative List (Edition 2021) was issued on December 27, 2021, which took effect on January 1, 2022 and superseded the previous lists.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment before the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged,” (2) “restricted,” and (3) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019). On December 27, 2021, the NDRC and the MOFCOM promulgated the latest Special Entry Management Measures (Negative List) for the Access of Foreign Investment (Edition 2021), or the Negative List (Edition 2021), which came into effect on January 1, 2022.

Pursuant to the Negative List (Edition 2021), any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the State Administration of Taxation, or the SAT, the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles.

Our PRC subsidiary Galle WFOE has obtained all material approvals required for its business operations. And we receive the pretax income after deducting relevant costs and reasonable expenses of the VIE by way of contractual arrangements. For risks regarding contractual arrangements, see “Risk Factors — Risks Related to Our Corporate

Structure — If the PRC government deems that the contractual arrangements in relation to Galle China, the VIE, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The latest amendment of the PRC Company Law is on December 29, 2023 (“The Company Law (2023)”), which will come into effect on July 1, 2024. The PRC Company Law (2023) defines two types of companies: limited liability companies and companies limited by shares, both of which have the status of legal persons, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of registered capital they have contributed.

The Company Law(2023) further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility, especially, stipulates “The capital contribution subscribed by all shareholders shall be paid in full by shareholders within five years from the date of establishment of the company in accordance with the provisions of the articles of association”.

Regulations Relating to Overseas Listings

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

We believe that we will not be required to submit an application to the CSRC for the approval of the listing and trading of us on the Nasdaq. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, announced the Circular on the Administrative Arrangements for Filing of Securities Offering and Listing by Domestic Companies, or the Circular, and released a set of new regulations which consists of the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Trial Measures, and five supporting guidelines. On the same date, the CSRC also released the Notice on the Arrangements for the Filing Management of Overseas Listing of Domestic Companies, or the Notice. The Trial Measures came into effect on March 31, 2023. The Trial Measures refine the regulatory system by subjecting both direct and indirect overseas offering and listing activities to the CSRC filing-based administration. Requirements for filing entities, time points and procedures are specified. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Trial Measures also lay out requirements for the reporting of material events. Breaches of the Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, for the domestic company to be listed, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives.

Since the Trial Measures have come into effect as of the date of this prospectus, under the currently effective PRC laws and regulations, we are required to make filings with the CSRC and should complete the filing before our listing on the Nasdaq. As of the date of this prospectus, we are in the process of preparing a report and other required materials in connection with the CSRC filing procedures, which will be submitted to the CSRC in due course. However, if we fail to complete the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless.

Under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions. See “Risk Factors — Risks Related to Doing Business in China — The filing, approval or other administration requirements of the Chinese Securities Regulatory Commission (the “CSRC”) or other PRC government authorities may be required in connection with our future offshore offering under PRC law, and, if required, we cannot predict whether or for how long we will be able to complete the filing procedure with the CSRC and obtain such approval or complete such filing, as applicable” on page 25. This Offering is contingent upon the completion of our filing with and the receipt of approval from the CSRC.

On February 24, 2023, the CSRC promulgated the Confidentiality and Archives Administration Provisions, which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, if documents and materials that, if leaked, will be detrimental to national security or public interest, are involved, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. We believe that this offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives; Given on the provisions of the Confidentiality and Archives Administration Provisions, the VIE, Galle China, has established the “Information Disclosure Business Process” and “Archives Management System”.

Our PRC legal counsel, Beijing DOCVIT Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

The Circular and Trial Measures, and any related implementing rules to be enacted may subject us to additional compliance requirements in the future. See “Risk Factors — Risks Related to Doing Business in China.”

PRC Laws and Regulations on Wholly Foreign-owned Enterprises

The establishment, operation and management of corporate entities in China are governed by the PRC Company Law, which was promulgated by the SCNPC on December 29, 1993 and became effective on July 1, 1994. It was last amended on October 26, 2018 and the amendments became effective on October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories, namely, limited liability companies and joint stock limited companies. The PRC Company Law also applies to limited liability companies and joint stock limited companies with foreign investors. Where there are otherwise different provisions in any law on foreign investment, such provisions shall prevail.

The Law of the PRC on Wholly Foreign-invested Enterprises was promulgated and became effective on April 12, 1986, and was last amended and became effective on October 1, 2016. The Implementing Regulations of the PRC Law on Foreign-invested Enterprises were promulgated by the State Council on October 28, 1990. They were last amended on February 19, 2014 and the amendments became effective on March 1, 2014. The Provisional Measures on Administration of Filing for Establishment and Change of Foreign Investment Enterprises were promulgated by MOFCOM and became effective on October 8, 2016, and were last amended on July 20, 2017 with immediate effect. The above-mentioned laws form the legal framework for the PRC Government to regulate Foreign-invested Enterprises. These laws and regulations govern the establishment, modification, including changes to registered capital, shareholders, corporate form, merger and split, dissolution and termination of Foreign-invested Enterprises.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

According to the above regulations, a Foreign-invested Enterprise operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” should get approval by MOFCOM before its establishment and operation. Galle WFOE is a Foreign-invested Enterprise since established, but its scope of business does not involve “prohibited” or “restricted”, so it only need submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system. Galle is a PRC domestic company, and it is not subject to the record-filling or examination applicable to Foreign-invested Enterprises.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, which is deemed to have concluded an open-ended labor contract with employees on the day when one year has elapsed from the date of employment, and the employer must pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions.

According to the Social Insurance Law of the PRC, which was promulgated by the Standing Committee of the NPC on October 28, 2010 and became effective on July 1, 2011, without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance will be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance will be charged.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee on July 5, 1994 and most recently amended on August 26, 2019, and implemented on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure; (ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB one Thousand (approximately $135) to RMB ten Thousand (approximately $1,375) if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

Base on foregoing regulations, lease contract should register and file with the local property administration authority within thirty days after entering the lease contract. However, very few lessors or lessees filed the lease contract in practice. As at the date of this prospectus, the lease contracts relating to the houses leased by the VIE and VIE’s subsidiaries, except for Galle Hangzhou Branch, from third parties have not been filed, but they have not received any notice of correction forfeiture of illegal gains or fines.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994, and was further amended on August 27, 2009 and October 25, 2013. Under the Consumer Protection Law, any business operator providing a commodity or service to a consumer is subject to certain mandatory requirements, including the following:

(a)     to ensure that commodities and services up to certain safety requirements;

(b)     to protect the safety of consumers;

(c)     to disclose serious defects of a commodity or a service and to adopt preventive measures against occurrence of damage;

(d)     to provide consumers with accurate information and to refrain from conducting false advertising;

(e)     to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

(f)     not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

(g)     to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

(h)     not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators in China may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering apology and compensation for any loss thus incurred to the consumer. The following penalties may also be imposed by relevant governmental agencies upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

As of the date of the prospectus, the VIE and its subsidiaries have not conducted any actions that infringe on the legitimate rights and interests of consumers, nor have we received complaints or reports from consumers, any penalties or lawsuits for harming the interests of consumers.

Regulations on Intellectual Property Rights

Patents.    Patents in the PRC are principally protected under the Patent Law of the PRC. Patents in the PRC are classified into three categories, namely, inventions, utility models and designs. The protection period of a patent right is 10 years for utility models and designs and 20 years for inventions from the date of application.

Copyrights.    Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software for legal persons is 50 years and ends on December 31 of the 50th year from the date of first publishing of the software. As of the date of this prospectus, we have 91 copyrights registered in China.

Trademarks.    The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark Office of the SAIC. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of such trademark may be rejected. The validity period of registered trademarks is 10 years from the date of approval of trademark application, and may be renewed for another 10 years provided relevant application procedures have been completed within 12 months before the end of the validity period. As of the date of this prospectus, we have 91 copyrights registered in China.

Domain names.    The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on August 24, 2017, which effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

Regulations Relating to Taxation

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement that amended on June 15, 2018, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, Ministry of Finance and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019. The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, and was amended on June 15, 2018, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Galle HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiary, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, as amended in 2017, which partially replaced and supplemented previous rules under the Notice on Strengthening

Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Relating the Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax agencies to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

On March 30, 2015, SAFE promulgated Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 came into force and replaced both previous Circular 142 and Circular 36 on June 1, 2015. On June 9, 2016, SAFE promulgated Circular 16 to further expand and strengthen such reform. Under Circular 19 and Circular 16, foreign-invested enterprises in the PRC are allowed to use their foreign exchange funds under capital accounts and RMB funds from exchange settlement for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations, except that such funds shall not be used for (i) expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations; (ii) investments in securities or other investments than banks’ principal-secured products; (iii) granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) construction or purchase of real estate for purposes other than self-use (except for real estate enterprises).

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital, unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

MANAGEMENT

The following individuals are members of our Board and/or executive management.

Name	Age	Position(s)
Jiayang Zhu	34	Chief Executive Officer, Executive Director
Zhongxiang Zhao	34	Chief Financial Officer, Executive Director
Wen Jia	42	Executive Director, Chairwoman of the Board
Ji Wang*	42	Independent Director Nominee, [*]
Lingzi Yu*	47	Independent Director Nominee, [*]
Nan Shi*	42	Independent Director Nominee, [*]
[•]*	[•]	Independent Director Nominee, [*]

____________

(1)      Member of the Audit Committee

(2)      Member of the Compensation Committee

(3)      Member of the Nominating Committee

*        The individual shall be appointed and consents to be in such position effective upon the effectiveness of the registration statement of which this prospectus forms a part.

Wen Jia, Executive Director, Chairwoman of the Board

Ms. Jia has served as the Director and Chairwoman of Galle Cayman since its inception. Since March 2023, Ms. Jia has served as the President at Galle China, where she plays a crucial role in formulating medium and long-term development strategies and corporate goals. Actively involved in supervising and organizing the company’s strategic development goals, she shapes its trajectory. Prior to her current position, Ms. Jia excelled as the Director of Commerce at East New Media (Beijing) Digital Culture Communication Co., Ltd from January 2018 to March 2023, specializing in tourism product marketing. Ms. Jia holds a bachelor’s degree in tourism management from Beijing International Studies University, earned in July 2004.

Jiayang Zhu, Chief Executive Officer, Executive Director

Mr. Zhu has served as the CEO and director of Galle Cayman since its inception. Since August 2021, Mr. Zhu has been a director at Galle China. In this capacity, his responsibilities encompass decision-making on production and operation plans, investment plans, internal management structures, and major matters such as registered capital changes and division. Prior to this, from March 2016 to November 2021, he served as president at Hangzhou Tiance Qirui Industrial Co., LTD, overseeing the formulation of medium and long-term development strategies, organizational goals, and providing big data and technical services. Mr. Zhu has been in pivotal leadership roles across various companies. Since August 2022, he has been the Executive Director and General Manager at Times Dawn (Hangzhou) Technology Co., Ltd. Simultaneously, he holds the same positions at Tongji Anran Energy Technology (Hangzhou) Co., Ltd. Since January 2021, Mr. Zhu has served as the Chairman of Shenzhen Vibetech Technology Co., Ltd. His role as the Executive Director and General Manager extends from March 2021 at Zhejiang Tiance Qirui Energy Technology Development Co., Ltd., and he has been the Executive Director and Manager at Zhejiang Zhilin Intelligent Technology Co., Ltd. since October 2020. Furthermore, Mr. Zhu holds the position of Chairman and General Manager at Hangzhou Tiance Qirui Industrial Co., Ltd. He was also appointed as Chairman and Manager at Hangzhou Qingjian Network Technology Co., Ltd. Mr. Zhu earned a bachelor’s degree in Japanese language and literature from Xi’an International Studies University in 2012.

Zhongxiang Zhao, Chief Financial Officer, Executive Director

Mr. Zhao has been the CFO and director of Galle Cayman since its inception. In October 2021, he took on the role of General Manager at Galle China, where he oversees financial operations, budgeting, and comprehensive business management tasks to ensure the company’s efficiency and maximize shareholder interests. This followed his earlier professional experience at Hangzhou United Bank, where he began as a branch manager in July 2012 and progressed to the position of branch president by September 2021. Mr. Zhao completed his education with a bachelor’s degree in international economics and trade, as well as Law, from East China University of Political Science and Law.

Ji Wang, Independent Director Nominee, [•]

Mr. Wang is our independent director nominee and will serve as an independent director immediately upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Mr. Wang is a financial professional with over 15 years of auditing and management experience. Starting as the General Manager of the Finance Department at Shanghai Bank Asset Management Co., Ltd. since April 2020, he led a team managing financial tasks. Earlier, from February 2018 to March 2020, he served as the Financial Director at Hangzhou Huisheng Construction Management Co., Ltd., overseeing financial aspects and budgeting. His experience encompasses roles such as Financial Director at Huaxia Weiying Culture Media Center Co., Ltd. from April 2015 to February 2018, demonstrating his proficiency in financial planning, compliance, and risk management. Mr. Wang obtained his undergraduate degree in accounting from Northeast Forestry University in July 2005. We believe that Mr. Wang is qualified to serve on our board by reasons of professional experiences and qualifications.

Nan Shi, Independent Director Nominee, [•]

Mr. Shi is our independent director nominee and will serve as an independent director immediately upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Since 2006, he has been the founder of multiple companies, including Hangzhou Kompass Technology Co., Ltd., Hangzhou Jieying Technology Development Co., Ltd., Hangzhou Beewei Network Technology Co., Ltd., Hangzhou Huiding Network Technology Co., Ltd., Hangzhou Zhongzhi Chengxin Technology Co., Ltd., and Hangzhou Xinbeewei Network Technology Company. Throughout his entrepreneurial journey, he has been involved in computer sales and successfully created several companies. In 2014, he co-founded Dingding with Ali Dingding CEO Wu Zhao, contributing to the core functions and digital enterprise service system of Ali Dingding. His ventures focus on helping enterprises and organizations achieve digital upgrading, providing digital transformation services in various sectors such as government, enterprises, schools, and social organizations. He holds a master’s degree from Xi’an Shiyou University. We believe that Mr. Shi is qualified to serve on our board by reasons of professional experiences and qualifications.

Lingzi Yu, Independent Director Nominee, [•]

Mr. Yu is our independent director nominee and will serve as an independent director immediately upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Since October 2008, Mr. Yu has served as the executive director and general manager at Hangzhou Puze Environmental Technology Co., Ltd., where he oversees the company’s strategy, business plan, and daily operations. Since October 2018 to the present, he has held the position of Chairman at Zhejiang Jiawei HVAC Technology Co., Ltd., playing a pivotal role in formulating strategies and ensuring the company’s sustainable and healthy development. He holds a master’s degree in Tea Science from Zhejiang University, building upon his undergraduate degree in the same discipline from Zhejiang Agricultural University. We believe that Mr. Yu is qualified to serve on our board by reasons of professional experiences and qualifications.

[•], Independent Director Nominee

[•]

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Terms of Directors and Executive Officers

Each of our directors holds office until her or his successor is duly elected and qualified, or until her or his earlier death, resignation or removal. Shareholders may remove and appoint directors at any time by ordinary resolution. All of our executive officers are appointed by and serve at the discretion of our board of directors.

However, as a Cayman Islands exempted company, we are not required to hold any annual general meetings and, under our articles of association, shareholders are not able to requisition a meeting unless the requisitionists, between them, hold in aggregate not less than one-tenth of the paid-up capital of our company as at the date of the deposit carries the right of voting at general meetings of our company. As a result, shareholders who hold less than one-tenth of the paid-up capital of our company carries the right of voting at general meetings at our general meetings may not have opportunity to vote on directors if no general meetings are convened by the board of directors.

Board of Directors

Our board of directors will consist of seven directors upon closing of this offering, four of whom shall be “independent” within the meaning of the corporate governance standards of Nasdaq. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange, any separate requirement for audit committee approval under applicable law, our memorandum and articles of association as may be amended from time to time and disqualification by the chairwoman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Prior to the declaration of effectiveness of the registration statement of which this prospectus forms a part, we intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee will consist of [•], [•], and [•] and will be chaired by [•]. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. We have determined that Mr. Ji Wang qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•        selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•        discussing the annual audited financial statements with management and the independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and the independent registered public accounting firm; and

•        reporting regularly to the board of directors.

Compensation Committee.    Our compensation committee will consist of [•], [•], and [•], and will be chaired by [•]. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The compensation committee will assist the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•        reviewing the total compensation package for our executive officers and making recommendations to the board of directors;

•        reviewing the compensation of our non-employee directors and making recommendations to the board of directors with respect to it; and

•        periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee will consist of [•], [•], and [•], and will be chaired by [•]. We have determined that these three individuals satisfy the “independence” requirements of Nasdaq Rule 5605 and Rule 10A-3 under the Securities Exchange Act of 1934. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee will be responsible for, among other things:

•        recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•        reviewing annually with the board of directors the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Islands Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our Directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or persons performing similar functions, (collectively the “Policies”). Following the effectiveness of the registration statement of which this prospectus is a part, a current copy of the Policies will be posted on the Corporate Governance section of our website, which is located at [•]. The information on our website is deemed not to be incorporated in this prospectus or to be a part of this prospectus. We intend to disclose any amendments to the Policies, and any waivers of the Policies for our Directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

Foreign Private Issuer Exemption

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•        we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

•        for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•        we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•        we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•        we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•        we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. However, we intend to meet this Nasdaq standard that our committees will consist entirely of independent directors. Per Nasdaq listing rules, shareholder approval is required for domestic companies, prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. We voluntarily comply with the requirements of the rules and will seek shareholder approval under all situations stated above.

EXECUTIVE COMPENSATION

Compensation of Executive Directors and Executive Officers

For the financial year ended June 30, 2023, we paid an aggregate of approximately US$93,384.66 in cash to our Executive Directors and Executive Officers.

Employment Agreements

Employment Agreement between Galle Cayman and Ms. Wen Jia.

Effective as of November 8, 2023, the Company entered into an Employment Agreement with Ms. Wen Jia. The agreement provides for an annual base salary, together with such additional discretionary bonus. Ms. Jia’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 month prior written notice or the equivalent salary in lieu of such notice.

Employment Agreement between Galle Cayman and Mr. Jiayang Zhu.

Effective as of November 8, 2023, the Company entered into an Employment Agreement with Mr. Jiayang Zhu. The agreement provides for an annual base salary, together with such additional discretionary bonus. Mr. Zhu’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 month prior written notice or the equivalent salary in lieu of such notice.

Employment Agreement between Galle Cayman and Mr. Zhongxiang Zhao.

Effective as of November 8, 2023, the Company entered into an Employment Agreement with Mr. Zhongxiang Zhao. The agreement provides for an annual base salary, together with such additional discretionary bonus. Mr. Zhao’s employment will continue indefinitely, subject to termination by either party to the agreement upon 1 month prior written notice or the equivalent salary in lieu of such notice.

Directors’ Agreements

Each of our directors, except for Wen Jia, Jiayang Zhu, and Zhongxiang Zhao, has entered into a director’s agreement with our company effective upon the listing of our company. Wen Jia, Jiayang Zhu, and Zhongxiang Zhao entered into a director’s agreement with our company on November 8, 2023. The terms and conditions of such directors’ agreements are similar in all material aspects. Each director’s agreement is for an initial term of five years and will continue until the director’s successor is duly elected and qualified. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our company’s issued and outstanding Ordinary Shares entitled to vote. Under the directors’ agreements, our company agrees, to the maximum extent provided under applicable law, to indemnify the directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the directors’ performance of their duties, other than any such losses incurred as a result of the directors’ gross negligence or willful misconduct.

Under the directors’ agreements, the initial aggregate annual salary that is payable to our independent director nominees is $[•] to Ji Wang, Nan Shi, Lingzi Yu, and [*] in cash respectively.

In addition, our directors will be entitled to participate in such share option scheme as may be adopted by our company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors have entered into a service agreement with our company or any of our subsidiaries that provides for benefits upon termination of employment.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary shares offered in this offering for

•        each of our directors and executive officers; and

•        each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on (i) 20,000,000 ordinary shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary shares outstanding immediately after the completion of this offering and (ii) ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus, but excludes any shares issuable upon the exercise of the over-allotment option.

As of the date of the prospectus, we have 17 shareholders of record, none of which are located in the United States. Unless otherwise noted below, the address of each person listed on the table is Building 10, Gate 2, Xixi Art Collection Village, Hangzhou City, Zhejiang Province, People’s Republic of China, 310000.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Voting Rights Held after this Offering
	Number	Percent	Number	Percent	Number	Percent
Directors and Executive Officers:
Wen Jia(1)	5,190,490	25.9525%	[•]	%	[•]	%
Zhongxiang Zhao(2)	1,587,674	7.9384%	[•]	%	[•]	%
Jiayang Zhu(3)	3,149,990	15.7500%	[•]	%	[•]	%
Ji Wang(9)
Nan Shi(9)
Lingzi Yu(9)
[*](9)
All directors and executive officers as a group (3 persons)	9,928,154	49.6409%	[•]	%	[•]	%

5% Shareholders:
MERCLOUD INVESTMENT LIMITED(4)	5,190,490	25.9525%	[•]	%	[•]	%
GALLIUMSUN INVESTMENT LIMITED(5)	3,149,990	15.7500%	[•]	%	[•]	%
CITYMONT INVESTMENT LIMITED(6)	1,673,573	8.3679%	[•]	%	[•]	%
FAITHFORTUNE INVESTMENT LIMITED(7)	1,587,674	7.9384%	[•]	%	[•]	%
THEOPHDIVIN INVESTMENT LIMITED(8)	1,332,445	6.6622%	[•]	%	[•]	%

____________

Notes:

(1)      Wen Jia holds 5,190,490 ordinary shares in total through MERCLOUD INVESTMENT LIMITED, a company incorporated under the laws of the British Virgin Islands and of which Wen Jia is the sole director, has the power to direct the voting and disposition of the 5,190,490 ordinary shares, and holds 100% interest.

(2)      Zhongxiang Zhao holds 1,587,674 ordinary shares in total through FAITHFORTUNE INVESTMENT LIMITED, a company incorporated under the laws of the British Virgin Islands and of which Zhongxiang Zhao is the sole director, has the power to direct the voting and disposition of the 1,587,674 ordinary shares, and holds 100% interest.

(3)      Jiayang Zhu holds 3,149,990 ordinary shares in total through GALLIUMSUN INVESTMENT LIMITED a company incorporated under the laws of the British Virgin Islands and of which Jiayang Zhu is the sole director, has the power to direct the voting and disposition of the 3,149,990 ordinary shares, and holds 100% interest.

(4)      Represents 5,190,490 ordinary shares held by MERCLOUD INVESTMENT LIMITED, which is beneficially owned and controlled by Wen Jia and its current registered address is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)      Represents 3,149,990 ordinary shares held by GALLIUMSUN INVESTMENT LIMITED, which is beneficially owned and controlled by Jiayang Zhu and its current registered address is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(6)      Represents 1,673,573 ordinary shares held by CITYMONT INVESTMENT LIMITED, which is beneficially owned and controlled by Yi Guo and its current registered address is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(7)      Represents 1,587,674 ordinary shares held by FAITHFORTUNE INVESTMENT LIMITED, which is beneficially owned and controlled by Zhongxiang Zhao and its current registered address is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(8)      Represents 1,332,445 ordinary shares held by THEOPHDIVIN INVESTMENT LIMITED, which is beneficially owned and controlled by and Hsien-Ming Chao and its current registered address is located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(9)      The individual is an independent director nominee and consents to be an independent director upon the Company’s listing on the Nasdaq Capital Market.

RELATED PARTY TRANSACTIONS

Material Transactions with Related Parties

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company.

During the last two years and up to the date of this prospectus, the VIE and its subsidiaries have engaged in the following transactions with our related parties.

Related party balances

Accounts receivable — related parties

Name of Related Party	Relationship	As of December 31, 2023	As of June 30, 2023	As of June 30, 2022
		(Unaudited)
Hangzhou Tiance Qirui Industrial Co., LTD	Controlled by Jiayang Zhu (one of the Company’s shareholders)	$—	$—	$421,101
Hangzhou Kunyi Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	—	79,403	—
Zhejiang Star Defense Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	—	16,328	—
Total		$—	$95,731	$421,101

Contract liabilities — related party

Name of Related Party	Relationship	As of December 31, 2023	As of June 30, 2023	As of June 30, 2022
		(Unaudited)
Zhejiang Star Defense Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	$8,662,629	$8,566,294	$—

Other payable — related parties

Other payables — related parties are those nontrade payables arising from transactions between the VIE and its subsidiaries and certain related parties, such as advances made by the related party on behalf of the VIE and its subsidiaries. These advances, incurred for the working capital purposes of the VIE and its subsidiaries, are unsecured and non-interest bearing and are due on demand.

Name of Related Party	Relationship	As of December 31, 2023	As of June 30, 2023	As of June 30, 2022
		(unaudited)
Yi Guo	One of the Company’s principal shareholders	$309,864	$355,109	$384,346
Huzhou Tiance Qirui Microelectronics Partnership (Limited Partnership)	Controlled by Jiayang Zhu (one of the Company’s shareholders)	1,738,318	302,015	936,082
Jingdezhen Zhongsheng Venture Capital Cooperative Enterprise, LP	Controlled by Wen Jia (one of the Company’s principal shareholders)	—	413,719	—
Huzhou Anjia Kaiyue Technology Partnership (Limited Partnership)	Controlled by Yi Guo (one of the Company’s principal shareholders)	—	20,686	—
Zhizhong Guo	Relative of Yi Guo (one of the Company’s principal shareholders)	3,521,176	3,447,657	—
Total		$5,569,358	$4,539,186	$1,320,428

During the six months ended December 31, 2023, the VIE and its subsidiaries borrowed $7,654,415 from related parties and repaid $6,738,429 to related parties. During the year ended June 30, 2023, the VIE and its subsidiaries borrowed $4,048,263 from related parties and repaid $586,958 to related parties. During the year ended June 30, 2022, the VIE and its subsidiaries borrowed $7,103,134 from related parties, of which $5,732,524 was offset with other receivables upon execution of offset agreement.

Revenues from related parties

Name of Related Party	Relationship	Nature	For the six months ended December 31, 2023	For the year ended June 30, 2023	For the year ended June 30, 2022
			(Unaudited)
Hangzhou Tiance Qirui Industrial Co., LTD	Controlled by Jiayang Zhu (one of the Company’s shareholders)	Sales of products	$—	$572,060	$386,819
Xiamen Shibei Technology Co., LTD	Controlled by Yi Guo (one of the Company’s shareholders)’s relative	Sales of products	—	—	1,814,540
Hangzhou Kunyi Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	Sales of products	—	9,959,166	—
Zhejiang Star Defense Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	Sales of products	26,811,383	14,876,911	—
Total			$26,811,383	$25,408,137	$2,201,359

Purchase from related parties

Name of Related Party	Relationship	Nature	For the six months ended December 31, 2023	For the year ended June 30, 2023	For the year ended June 30, 2022
			(Unaudited)
Zhejiang Zhilin Intelligent Technology Co. LTD	Controlled by Jiayang Zhu (one of the Company’s shareholders)	Purchase of products	—	—	2,530,128
Total			$—	$—	$43,328,869

DESCRIPTION OF SHARE CAPITAL

We were incorporated on 8 November 2023 under the Companies Act (Revised) of the Cayman Islands and our affairs are governed by our memorandum and articles of association (which shall be referred to as, respectively, “memorandum” and “articles”, and collectively, “memorandum and articles”), as amended from time to time, and the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

A copy of our memorandum and articles is filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of its business carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

We include summaries of material provisions of our memorandum and articles and the Companies Act insofar as they relate to the material terms of our share capital.

Ordinary Shares

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Certificates representing shares of our company shall be in such form as shall be determined by the directors. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary share. We may not issue shares or warrants to bearer.

Our authorized share capital is US$1,000,000 divided into 100,000,000 ordinary shares of par value US$0.01 per share. Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary share. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering assuming no exercise of the Representative’s over-allotment option, there will be [•] ordinary shares issued and outstanding. Shares sold in this offering will be delivered against payment from the Representative upon the closing of the offering in New York, New York, on or about [            ], 2024.

Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with our articles:

(a)     the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)    our company’s shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Islands Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest against our company.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

An ordinary resolution to be passed by a simple majority of the votes cast by those shareholders as, being entitled to do so, vote in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting of our company, while a special resolution has the same meaning as defined in the Companies Act and requires the affirmative vote of a majority of not less than two-thirds of the votes cast by those shareholders as, being entitled to do so, vote in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting of our company of which notice specifying the intention to propose the resolution as a special resolution has been duly given. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. A special resolution will be required for important corporate matters such as a change of name or making changes to our memorandum and articles of association.

Variation of Rights Attaching to Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of 50% of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall be deemed not to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Islands Companies Act, our shareholders may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)    cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital and any capital redemption reserve fund.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of 10 percent per annum. The directors may, at their discretion, waive payment of the interest wholly or in part.

We have a first and paramount lien on all share (whether fully paid-up or not) for all monies called or payable to us in respect of that share. Our liens on such shares extends to dividends payable thereon.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if fourteen days’ advance notice that such sum is payable has been given (as prescribed by the articles) and such notice has not been complied with.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call the directors may give to such shareholder not less than 14 days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that shareholder’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture). The directors may determine that any share being the subject of such notice be accepted by our company as surrendered by the shareholder holding that share in lieu of forfeiture.

A forfeited or surrendered share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding such forfeit or surrender, remain liable to pay to us all monies which at the date of forfeiture or surrender were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary of us and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

In addition, our company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Act.

Redemption and Purchase of Own Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may:

(a)     issue shares that are to be redeemed or liable to be redeemed, at our option or the option of the shareholder holding those redeemable shares, on the terms and in the manner determined by resolutions of directors or by ordinary resolutions before the issue of those shares;

(b)    subject to the provisions of our articles, by special resolution, vary the rights attaching to any issued shares, so as to provide that such shares are to be or are liable to be so redeemed; and

(c)     purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase and provided that our company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any issued shares of our company other than shares held as treasury shares.

We may make a payment in respect of the redemption or purchase of our shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor and the transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the register in respect thereof.

The directors may in their absolute discretion decline to register any transfer of shares without assigning any reason therefor. If the directors refuse to register a transfer they shall notify the transferee within two months of such refusal.

The registration of transfers may be suspended at such time and for such periods as the directors may from time to time determine, provided always that such registration shall not be suspended for more than 45 days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records (except for the memorandum and articles of association of our company, any special resolutions passed by our company and the register of mortgages and charges of our company).

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; but our articles provide that if an annual general meeting will be held, it shall be convened by the chairman of the board of directors, or by the directors by board resolutions, in accordance with our articles.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than one-tenth of the paid-up capital of our company as at the date of the deposit in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 days after the date of receipt of the written requisition, those shareholders who requested the meeting or any of them representing more than one-half of the total voting rights of all of them may convene the general meeting themselves within three months after the end of such period of 21 days.

At least five days’ notice of an annual general meeting or any other general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent by, (i) in the case of a general meeting called as an annual general meeting, all the shareholders entitled to attend and vote thereat or their proxies; and (ii) in the case of any other general meeting, a majority in number of the shareholders having a right to attend and vote at the meeting, or their proxies, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one third of the paid up voting share capital of our company.

If within half an hour from the time appointed for the general meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other time or such other place as the directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the shareholder or shareholders present and entitled to vote shall be a quorum.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or any other shareholder present in person or by proxy. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

Directors

Shareholders may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed and, unless and until so fixed, we are required to have a minimum of one director under Cayman Islands law and there will be no maximum number of directors.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

The remuneration to be paid to the directors shall be such remuneration as the directors or the applicable committees shall determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and, unless and until so fixed, there shall be no shareholding qualification.

A director will hold office until her or his successor is duly elected and qualified, or until her or his earlier death, resignation or removal. A director may be removed by ordinary resolution of our shareholders at any time.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Under the articles, the office of a director shall be vacated forthwith if:

(a)     he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office;

(b)    he dies, is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)     he resigns his office by notice to us; and

(d)    he is found a lunatic or becomes of unsound mind.

Powers and Duties of Directors

Subject to the provisions of the Companies Act and the memorandum and articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. However, to the extent allowed by the Companies Act, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary any delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

No person shall be disqualified from the office of director or alternate director or prevented by such office from contracting with our company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of our company in which any director or alternate director shall be in any way interested be or be liable to be avoided, nor shall any director or alternate director so contracting or being so interested be liable to account to our company for any profit realised by any such contract or transaction by reason of such director holding office or of the fiduciary relation thereby established. A director (or his alternate director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid provided however that the nature of the interest of any director or alternate director in any such contract or transaction shall be disclosed by him or the alternate director appointed by him at or prior to its consideration and any vote thereon.

A general notice that a director or alternate director is a shareholder of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure under our articles and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Capitalization of Profits

The directors may resolve to capitalize:

(a)     any sum standing to the credit of profit and loss account or otherwise available for distribution; or

(b)    any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our shareholders, and, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number);

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•        confirms the number and category of shares held by each member; and

•        confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a shareholder; and

•        the date on which any person ceased to be a shareholder.

Under the Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a person who has agreed to become a shareholder and who is registered in the register of members is deemed, as a matter of the Companies Act, to be a shareholder. Furthermore., as a matter of the Companies Act, the registration of any person in the register of members as holder of any shares shall be prima facie evidence of such person having legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Changes in Issued Share Capital

Upon incorporation of the Company on November 8, 2023, the Company issued 1 ordinary share to the initial subscriber, Vistra (Cayman) Limited, who then transferred 1 ordinary share to MERCLOUD INVESTMENT LIMITED. On the same day, the Company issued an aggregate of 17,029,999 ordinary shares to 14 founding shareholders, namely, (i) 5,190,489 ordinary shares to MERCLOUD INVESTMENT LIMITED, (ii) 3,149,990 ordinary shares to GALLIUMSUN INVESTMENT LIMITED, (iii) 1,673,573 ordinary shares to CITYMONT INVESTMENT LIMITED, (iv) 1,587,674 ordinary shares to FAITHFORTUNE INVESTMENT LIMITED, (v) 1,332,445 ordinary shares to THEOPHDIVIN INVESTMENT LIMITED, (vi) 851,927 ordinary shares to RESPLENGLOW INVESTMENT LIMITED, (vii) 681,542 ordinary shares to KSITIGARBHA INVESTMENT LIMITED, (viii) 548,350 ordinary shares to WISDOMROC INVESTMENT LIMITED, (ix) 529,804 ordinary shares to MINGFORTUNE INVESTMENT LIMITED, (x) 454,361 ordinary shares to LILIANSMART INVESTMENT LIMITED, (xi) 317,884 ordinary shares to ADMIREGLORY INVESTMENT LIMITED, (xii) 317,884 ordinary shares to ADMIREBANYAN INVESTMENT LIMITED, (xiii) 235,134 ordinary shares to SCHOLARPOWER INVESTMENT LIMITED, and (xiv) 158,942 ordinary shares to VALLEYRAIN INVESTMENT LIMITED, respectively, for a total consideration of US$170,299.99.

On December 18, 2023, the Company entered into a private placement subscription agreement with Geniusland International Capital (HK) LIMITED, Regal Union Enterprises Limited, and GENIUSLAND INTERNATIONAL CAPITAL LIMITED, pursuant to which the Company issued 990,000, 990,000, and 990,000 ordinary shares to Geniusland International Capital (HK) LIMITED, Regal Union Enterprises Limited, and GENIUSLAND INTERNATIONAL CAPITAL LIMITED, respectively, for an aggregate issue price of $29,700 on the same day. No underwriters were involved in this issuance.

The Company has 20,000,000 issued and outstanding shares before the initial public offering.

Differences in Corporate Law

The Cayman Islands Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Islands Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Islands Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Islands Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a new consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation in accordance with the statutory dissent procedures provided under the Cayman Islands Companies Act. The exercise of appraisal rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

When a takeover offer is made and accepted within four months by holders of 90% of the shares that are subject of the offer, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge:

(a)     an act which is illegal or ultra vires with respect to our company and is therefore incapable of ratification by the shareholders;

(b)    an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)     an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles provide that, the directors and officers for the time being of our company and any trustee for the time being acting in relation to any of the affairs of our company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of our company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively and no such director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to our company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of our company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such director, officer or trustee.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. Our authorized, but unissued ordinary shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise addition capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved ordinary shares could render more difficulty or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

However, under the Companies Act, our directors may only exercise the rights and powers granted to them under our articles, as may be amended from time to time for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than one-tenth of such of the paid-up capital of the company as at the date of the deposit in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one days’ after the date of receipt of the written requisition, those shareholders who requested the meeting, or any of them representing more than one-half of the total voting rights of all of them may convene the general meeting themselves within three months after the end of such period of twenty-one days. Our articles provide no other right to put any proposals before annual general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibition in relation to cumulative voting under the Companies Act, but our articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles (which include the removal of a director by ordinary resolution), the office of a director shall be vacated forthwith if (a) he dies, is made bankrupt or makes an arrangement or composition with his creditors generally, (b) he resigns his office by notice to us, (c) he absents himself (without being represented by proxy or an alternate director appointed by him) from three consecutive meetings of the board of directors without special leave of absence from the directors, and they pass a resolution that he has by reason of such absence vacated office; and, (d) he is found a lunatic or becomes of unsound mind.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Companies Act has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Act does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of our company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Companies Act, a company may be wound up by a special resolution of its shareholders or, if a company is unable to pay its debts as they fall due, by an ordinary resolution of its shareholders. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under our articles, our Company may be dissolved, liquidated or wound up with the sanction of a special resolution passed at a meeting convened for such purpose or by shareholders’ unanimous consent in writing.

Variation of Rights Attaching to Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our articles, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than fifty percent (50%) of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our articles may only be amended by special resolution of our shareholders.

Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands, if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Listing

We plan to list our ordinary shares on Nasdaq under the symbol “GALE”. Our application could be rejected by Nasdaq, and this offering will not close until we have received Nasdaq’s approval for our application.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is [•].

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares, and while we plan to list our ordinary shares on Nasdaq, we cannot assure you that a significant public market for the ordinary shares will develop or be sustained after this offering. Future sales of substantial amounts of our ordinary shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares, including ordinary shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our ordinary shares and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have             outstanding ordinary shares, assuming no exercise of the Representative’s over-allotment option. Of that amount,              ordinary shares will be publicly held by investors participating in this offering, and             ordinary shares will be held by our existing shareholders, some of whom may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ordinary shares sold in the offering will be freely transferable by persons other than our “affiliates” in the United States without restriction or further registration under the Securities Act. ordinary shares purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The ordinary shares held by existing shareholders are, and any ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

We have agreed, for a period of three (3) months after the date of this prospectus, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option or contract to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the underwriter.

Furthermore, our directors, executive officers and holders of more than 5% of our issued and outstanding ordinary shares have also entered into a similar lock-up agreement for a period of three (3) months from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares and securities that are substantially similar to our ordinary shares. See “Underwriting” on [•] of this prospectus.

We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

Rule 144

All of our Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Ordinary Shares then outstanding, in the form of ordinary share or otherwise, which will equal approximately shares immediately after this offering; or

•        the average weekly trading volume of the Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

People’s Republic of China Enterprise Taxation

Unless otherwise noted in the following discussion, this section is the opinion of Beijing DOCVIT Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of People’s Republic of China Enterprise Taxation below.

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy” on page 62 of this prospectus.

We are a holding company incorporated in Cayman Islands and we gain income by way of dividends paid to us from our PRC subsidiary, VIE and its subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Galle Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Galle Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

Currently, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Galle Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. We are unable to provide a “will” opinion because Beijing DOCVIT Law Firm, our PRC counsel, believes that it is more likely than not that the Company and its offshore subsidiaries would be treated as a non-resident enterprise for PRC tax purposes because we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, we believe that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors — Risks Related to Doing Business in China — Under the PRC Enterprise Income Tax Law, we may be classified as a “resident enterprise” of China. Such Classification will likely result in unfavorable tax consequences to us and our non-PRC shareholders” on page 31 of this prospectus.

Our company pays an EIT rate of 25% for WFOE and its subsidiaries. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our ordinary share, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of the Company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for each of the years ended June 30, 2023 and 2022.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to the Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        advertising investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary share);

•        persons who acquired our ordinary share pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our ordinary share through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our ordinary share; or

•        persons holding our ordinary share through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary share in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary share.

Material Tax Consequences Applicable to U.S. Holders of Our ordinary share

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our ordinary share. It is directed to U.S. Holders (as defined below) of our ordinary share and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our ordinary share or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold ordinary share as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary share and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our ordinary share

Subject to the passive foreign investment company (PFIC) rules (defined below) discussed below, the gross amount of distributions made by us to you with respect to the ordinary share (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary share are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary share, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ordinary share will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Share, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ordinary share

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary share. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary share for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary share from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test. Although the law in this regard is unclear, we intend to treat the VIE (including its subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat it that way, because we are the primary beneficiary for accounting purposes and shall receive the pretax income after deducting relevant costs and reasonable expenses of the VIE, and, as a result, we consolidate its results of operations in our consolidated financial statements.

Assuming that we are the owner of the VIE (including its subsidiaries) for U.S. federal income tax purposes, and based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. However, we must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating Galle China as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the pretax income after deducting relevant costs and reasonable expenses of Galle China, and as a result, we are treating Galle China as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning Galle China for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary share and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary share and the amount of cash we raise in this offering.

Accordingly, fluctuations in the market price of the ordinary share may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary share from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary share, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary share. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary share.

If we are a PFIC for your taxable year(s) during which you hold ordinary share, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary share, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary share will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary share;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary share cannot be treated as capital, even if you hold the ordinary share as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary share and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary share as of the close of such taxable year over your adjusted basis in such ordinary share, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary share over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary share included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary share, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary share, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary share. Your basis in the ordinary share will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary share” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq. If the ordinary shares are regularly traded on the Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary share in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary share, including regarding distributions received on the ordinary share and any gain realized on the disposition of the ordinary share.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary share, then such ordinary share will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary share at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary share on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary share for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary share and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary share and proceeds from the sale, exchange or redemption of our ordinary share may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary share, subject to certain exceptions (including an exception for ordinary share held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary share.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement with US Tiger Securities, Inc., as representative of the underwriters, or the Representative, in this offering. The Representative may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering. The Representative has agreed to purchase from us, on a firm commitment basis, the number of ordinary shares set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name of Underwriter	Number of Ordinary Shares
US Tiger Securities, Inc.

The Representative is committed to purchase all the ordinary shares offered by this prospectus if it purchases any ordinary shares. The Representative is not obligated to purchase the ordinary shares covered by the Representative’s over-allotment option to purchase ordinary shares as described below. The Representative is offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The Representative reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the Representative a 45-day option to purchase up to an aggregate of additional ordinary shares (equal to 15% of the number of ordinary shares sold in the offering), at the offering price per ordinary shares less underwriting discounts. The Representative may exercise this option for 45 days from the date of closing of this offering solely to cover sales of ordinary shares by the Representative in excess of the total number of ordinary shares set forth in the table above. If any of the additional ordinary shares are purchased, the Representative will offer the additional ordinary shares at $            per ordinary share, the offering price of each ordinary share.

Discounts and Expense Reimbursement

We will pay the Representative a discount equivalent to seven percent (7%) of the gross proceeds of this offering. The Representative proposes initially to offer the ordinary shares to the public at the offering price set forth on the cover page of this prospectus and to dealers at those prices less the aforesaid fee (“underwriting discount”) set forth on the cover page of this prospectus. If all of the ordinary shares offered by us are not sold at the offering price, the Representative may change the offering price and other selling terms by means of a supplement to this prospectus.

The following table shows the underwriting fees/commission payable to the Representative with this offering:

	Per Ordinary Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Non-accountable expense allowance(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      We have agreed to pay the Representative a discount equal to seven percent (7%) of the gross proceeds of this offering. The fees do not include the expense reimbursement as described below.

(2)      We also agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this offering.

In addition to the cash commission, we will also reimburse the Representative for out-of-pocket accountable expenses not to exceed $220,000, for all of its reasonable, out-of-pocket expenses (including, but not limited to, the legal counsel fees and other disbursements). We have paid to US Tiger Securities, Inc. $120,000 in accountable expenses as advance to be applied towards the out-of-pocket expenses, which will be refundable to us to the extent actually not incurred by the Representative in accordance with FINRA Rule 5110(f)(2)(C).

We also agreed to pay the Representative a non-accountable expense allowance in the amount equal to one percent (1%) of the gross proceeds of this offering.

We estimate that the total expenses payable by us in connection with the offering, other than the underwriting discounts, will be approximately $            , including a maximum aggregate reimbursement of $220,000 of Representative’s accountable expenses and a non-accountable expense allowance equal to 1% of the gross proceeds raised in this offering.

The Representative intends to offer our ordinary shares to their retail customers only in states in which we are permitted to offer our ordinary shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet a National Securities Exchange listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. A form of the underwriting agreement is included as an exhibit to the registration statement of which this prospectus forms a part.

Representative’s Warrants

In addition, we have agreed to grant the Representative non-redeemable warrants to purchase an amount equal to four percent (4%) of the ordinary shares sold in the offering (including the over-allotment shares), which will shall be non-callable and non-cancelable, are due and exercisable upon the closing of the offering for nominal consideration, have a three (3) year term starting from the date of the commencement of sales of the offering, and a cashless exercise feature. Such warrants are exercisable at a price of 125% of the public offering price of the ordinary shares offered pursuant to this offering. The Representative’s Warrants and the underlying ordinary shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s Warrants nor any of our ordinary shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of this offering, except that (i) they may be transferred, in whole or in part, to any member participating in the offering and its officers or partners, its registered persons or affiliates, if all transferred securities remain subject to the lock-up restriction for the remainder of the 180-day lock-up period pursuant to FINRA Rule 5110(e)(2)(B)(i), (ii) they may be exercised or converted, in whole or in part, if all securities received remain subject to the lock-up restriction for the for the remainder of the 180-day lock-up period, (iii) they may be transferred back to the issuer in a transaction exempt from registration with the SEC, or other exceptions as provided under FIRNA Rule 5110(e)(2). Although the Representative’s Warrants and the underlying ordinary shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Representative’s Warrants will provide for registration rights in certain cases. The Representative’s Warrants will contain provisions for one demand registration right and unlimited “piggyback” registration rights of the sale of the underlying shares at the Company’s expense. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Representative’s Warrants. The durations of the demand registration right and the “piggyback” registration right provided will not be more than five years from the commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(C) & (D). The demand registration rights will not be greater than five years from the effective date of this registration statement, in compliance with FINRA Rule 5110(G)(8)(C). The piggyback registration right provided will not be greater than seven years from the date of commencement of sales of the offering in compliance with FINRA Rule 5110(g)(8)(D).

The exercise price and number of ordinary shares issuable upon exercise of the warrants may subject to adjustment in the number and price to prevent mechanical dilution, including but not limit to a stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, or other structural transaction. As a result, the warrant exercise price and/or underlying shares may also be adjusted for issuances of ordinary shares at a price below the warrant exercise price. Additionally, the Representative’s Warrants shall contain provisions for automatic exercise immediately prior to the warrants’ expiration and such other terms and conditions no less favorable to US Tiger Securities Inc. than the terms and conditions generally available to an unaffiliated third party under the same or similar circumstances.

Lock-Up Agreements

We have agreed that, subject to certain exceptions set forth in the underwriting agreement, we will not, without the prior written consent of the Representative, from the date of execution of the underwriting agreement and continuing for a period of three (3) months, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or any such other securities.

Our directors, executive officers, and most of our existing beneficial owners of our outstanding ordinary shares have agreed with the Representative, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ordinary shares for a period ending three (3) months after the commencement of the trading of the ordinary shares.

The Representative may in its sole discretion and at any time without notice release some or all of the ordinary shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Price Stabilization

The Representative will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares by the Representative acting as principal. Under these rules and regulations, the Representative:

•        may not engage in any stabilization activity in connection with our securities; and

•        may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the ordinary shares we are offering was determined by us in consultation with the Representative based on discussions with potential investors in light of the history and prospects of our Company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities.

A prospectus in electronic format may be delivered to potential investors by the Representative. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our ordinary shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the Representative against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Representative may be required to make for these liabilities. We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification of liabilities under the Securities Act is against public policy as expressed in the Securities Act, and is therefore, unenforceable.

Application for Nasdaq Listing

We plan to list our ordinary shares on Nasdaq under the symbol “GALE”. We will not consummate and close this offering without a listing approval letter from Nasdaq Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the Nasdaq Capital Market. The listing approval letter will serve only to confirm that, if we sell a number of ordinary shares in this offering sufficient to satisfy applicable listing criteria, our ordinary shares will in fact be listed.

If our ordinary shares are listed on the Nasdaq Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Offer Restrictions Outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the ordinary shares the possession, circulation or distribution of this prospectus or any other material relating to us or the ordinary shares in any jurisdiction where action for that purpose is required. Accordingly, the ordinary shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with the ordinary shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia.    This prospectus:

•        does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•        has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•        does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•        may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The ordinary shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the ordinary shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any ordinary shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the ordinary shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of ordinary shares under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the ordinary shares, you undertake to us that you will not, for a period of 12 months from the date of issue of the ordinary shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Canada.    The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands.    This prospectus does not constitute a public offer of the ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre (“DIFC”).    This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the Relevant Implementation Date), an offer of the ordinary shares to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ordinary shares may be made to the public in that Relevant Member State at any time:

•        to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•        to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

•        in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above paragraph, the expression “an offer of the ordinary shares to the public” in relation to any ordinary share in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong.    The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan.    Ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws, rules and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kuwait.    Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ordinary shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia.    No prospectus or other offering material or document in connection with the offer and sale of the ordinary shares has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ordinary shares, as principal, if the offer is on terms that the ordinary shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China.    This prospectus may not be circulated or distributed in the PRC and the ordinary shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Qatar.    In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia.    This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore.    This prospectus or any other offering material relating to the ordinary shares has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, or the SFA. Accordingly, (a) the ordinary shares have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such ordinary shares in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)     a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)     to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)    where no consideration is or will be given for the transfer;

(c)     where the transfer is by operation of law;

(d)    as specified in Section 276(7) of the SFA; or

(e)     as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland.    The ordinary shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the ordinary shares.

Taiwan.    The ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ordinary shares in Taiwan.

United Arab Emirates.    The ordinary shares have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (i) in compliance with all applicable laws and regulations of the United Arab Emirates; and (ii) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom.    This prospectus is only being distributed to and is only directed at, and any offer subsequently made may only be directed at: (i) persons who are outside the United Kingdom; (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ordinary shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the ordinary shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, accountable expenses, non-accountable expenses allowance, and advisory fees, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee, and the Nasdaq listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ordinary share sold in the offering.

LEGAL MATTERS

The validity of the ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Legal matters as to PRC law will be passed upon for us by Beijing DOCVIT Law Firm. Ortoli Rosenstadt LLP may rely upon Beijing DOCVIT Law Firm with respect to matters governed by PRC law and Ogier with respect to matters as to Cayman Islands law. Sichenzia Ross Ference Carmel LLP is acting as counsel to the Representative.

EXPERTS

The consolidated financial statements as of and for the years ended June 30, 2023 and 2022, included in this Registration Statement have been so included in reliance on the report of Kreit and Chiu CPA LLP, an independent registered public accounting firm, given on the authority of said firm in auditing and accounting. The office of Kreit and Chiu CPA LLP is located at 733 Third Avenue, Floor 16, #1014 New York NY, 10017.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ordinary share offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ordinary share. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Galleinphi Inc. and Subsidiaries

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Galleinphi Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Galleinphi Inc. (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on the company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Kreit & Chiu CPA LLP

We have served as the Company’s auditor since 2023.

Los Angeles, California
December 20, 2023

PCAOB Firm ID: 6651

Galleinphi Inc. and Subsidiaries
Consolidated Balance Sheets
(Stated in U.S. Dollars except for otherwise noted)

	June 30, 2023	June 30, 2022
ASSETS
CURRENT ASSETS
Cash	$26,632	$1,364,934
Restricted cash	41,381,531	23,732,351
Accounts receivable	2,233,478	203,145
Accounts receivable – related parties	95,731	421,101
Inventories	1,705,359	1,306,771
Prepayments	42,054,172	15,536,382
Other receivables and other current assets, net	785,301	142,053
Total current assets	88,282,204	42,706,737

OTHER ASSETS
Property and equipment, net	65,341	17,275
Deferred initial public offering (“IPO”) costs	183,640	—
Right-of-use assets	96,107	163,460
Deferred tax assets	18,479	20,001
Total non-current assets	363,567	200,736
Total assets	88,645,771	42,907,473

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
CURRENT LIABILITIES
Accounts payable	223,137	651,366
Contract liabilities	19,980,637	2,445,938
Contract liabilities – related party	8,566,294	—
Short-term loans – third parties	9,237,955	7,612,281
Notes payable	41,371,892	27,463,861
Accrued expenses and other payables	274,831	1,947,862
Other payables – related parties	4,539,186	1,320,428
Operating lease liabilities, current	57,282	55,907
Taxes payable	985,311	945,530
Total current liabilities	85,236,525	42,443,173

OTHER LIABILITIES
Long-term loan – bank	413,719	—
Operating lease liabilities, non-current	28,654	93,983
Total non-current liabilities	442,373	93,983
Total liabilities	85,678,898	42,537,156

Galleinphi Inc. and Subsidiaries
Consolidated Balance Sheets — (Continued)
(Stated in U.S. Dollars except for otherwise noted)

	June 30, 2023	June 30, 2022
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 17,030,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively	170,300	170,300
Additional paid-in capital	823,340	299,367
Retained earnings (accumulated deficit)	1,804,790	(69,627)
Statutory reserves	252,632	8,849
Accumulated other comprehensive loss	(154,977)	(19,640)
Total Galleinphi Inc. shareholders’ equity	2,896,085	389,249

NONCONTROLLING INTERESTS	70,788	(18,932)

TOTAL EQUITY	2,966,873	370,317
Total liabilities and shareholders’ equity	$88,645,771	$42,907,473

The accompanying notes are an integral part of these consolidated financial statements.

Galleinphi Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Stated in U.S. Dollars except for otherwise noted)

	For the Years Ended
	June 30, 2023	June 30, 2022
Net revenue – products	$78,545,279	$74,814,368
Net revenue – related parties	25,408,137	2,201,359
Total revenues	103,953,416	77,015,727

Cost of revenues	99,641,390	76,410,995
Gross profit	4,312,026	604,732

Operating expenses:
Selling expenses	443,464	60,370
General and administrative expenses	1,177,953	686,635
Total operating expenses	1,621,417	747,005
Income (loss) from operations	2,690,609	(142,273)

Other income (expenses):
Other income, net	7,260	4,160
Interest income, net	296,926	40,537
Total other income, net	304,186	44,697

Income (loss) before income taxes	2,994,795	(97,576)
Income tax expense (benefit)	784,536	(16,568)
Net income (loss)	2,210,259	(81,008)

Less: Net income (loss) attributable to non-controlling interests	92,059	(19,652)
Net income (loss) attributable to Galleinphi Inc.	$2,118,200	$(61,356)

Net income (loss)	$2,210,259	$(81,008)

Foreign currency translation adjustment	(137,676)	(18,920)
Total comprehensive income (loss)	2,072,583	(99,928)

Less: Total comprehensive (loss) income attributable to non-controlling interests	89,720	(18,932)
Total comprehensive income (loss) attributable to Galleinphi Inc.	$1,982,863	$(80,996)

Weighted average number of ordinary shares outstanding – basic and diluted	17,030,000	17,030,000
Earnings (net loss) per ordinary shares – basic and diluted	$0.13	$(0.00)

The accompanying notes are an integral part of these consolidated financial statements.

Galleinphi Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(Stated in U.S. Dollars except for share and per share data, or otherwise noted)

	Ordinary Shares		Additional paid-in capital	Retained earnings (accumulated deficit)		Accumulated other comprehensive loss	Noncontrolling interests	Total Equity
	Shares	Par Value		Statutory reserves	Unrestricted
BALANCE, June 30, 2021	17,030,000	$170,300	$(170,300)	$—	$578	$—	$—	$578
Capital invested by shareholders	—	—	469,667	—	—	—	—	469,667
Net loss	—	—	—	—	(61,356)	—	(19,652)	(81,008)
Appropriation of statutory reserve	—	—	—	8,849	(8,849)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(19,640)	720	(18,920)
BALANCE, June 30, 2022	17,030,000	170,300	299,367	8,849	(69,627)	(19,640)	(18,932)	370,317
Capital invested by shareholders	—	—	523,973	—	—	—	—	523,973
Net income	—	—	—	—	2,118,200	—	92,059	2,210,259
Appropriation of statutory reserve	—	—	—	243,783	(243,783)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	(135,337)	(2,339)	(137,676)
BALANCE, June 30, 2023	17,030,000	$170,300	$823,340	$252,632	$1,804,790	$(154,977)	$70,788	$2,966,873

The accompanying notes are an integral part of these consolidated financial statements.

Galleinphi Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Stated in U.S. Dollars except for otherwise noted)

	For the Years Ended June 30,
	2023	2022
Cash flows from operating activities:
Net income (loss)	$2,210,259	$(81,006)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation expense	16,162	730
Provision for doubtful accounts	—	83,044
Amortization of right-of-use assets	57,269	15,425
Deferred tax benefits	—	(20,761)

Changes in operating assets and liabilities:
Accounts receivable	(2,133,371)	(210,865)
Accounts receivable – related parties	305,896	(437,105)
Prepayments	(28,885,515)	(16,126,844)
Inventories	(519,312)	(1,356,435)
Other receivables	(682,055)	(230,496)
Accounts payable	(394,892)	676,121
Contract liabilities	18,479,426	2,538,896
Contract liabilities – related party	8,933,038	—
Accrued expenses and other payables	(1,590,144)	(3,710,033)
Operating lease liabilities	(54,802)	(29,511)
Taxes payable	116,491	981,464
Net cash used in operating activities	(4,141,550)	(17,907,376)

Cash flows from investing activities:
Purchases of equipment	(67,655)	(18,662)
Net cash used in investing activities	(67,655)	(18,662)

Cash flows from financing activities:
Borrowings from related parties	4,048,263	7,103,134
Repayments to related parties	(586,958)	—
Notes payable	45,300,276	59,494,241
Repayments to notes payable	(28,618,216)	(30,986,614)
Proceeds from bank loan	431,431	—
Proceeds from short-term loans – third parties	2,586,744	7,901,587
Repayments to short-term loans – third parties	(287,621)	—
Deferred IPO costs	(191,502)	—
Capital invested by shareholders	526,837	464,799
Net cash provided by financing activities	23,209,254	43,977,147
Effect of exchange rate changes on cash and restricted cash	(2,689,171)	(953,824)

Net change in cash	16,310,878	25,097,285

Cash and restricted cash – beginning of year	25,097,285	—
Cash and restricted cash – end of year	$41,408,163	$25,097,285

Galleinphi Inc. and Subsidiaries
Consolidated Statements of Cash Flows — (Continued)
(Stated in U.S. Dollars except for otherwise noted)

	For the Years Ended June 30,
	2023	2022
Supplemental disclosure of cash flow information:
Interest paid	$483,199	$53,666
Income tax paid	$826	$55
Cash paid for amounts included in the measurement of operating lease liabilities	$61,119	$30,987
Supplemental non-cash information:
Opertaing lease right-of-use assets obtained in exchange for operating lease liabilities	$—	$185,097
Other receivables offset with other payables – related party upon execution of offset agreement	$—	$5,732,524
Cash restricted for notes payable to purchase inventories	$45,300,276	$59,494,241

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial position that sum to the total of the same amounts shown in the statement of cash flows:

Cash	$26,632	$1,364,934
Restricted cash	41,381,531	23,732,351
Total cash and restricted cash shown in the consolidated statements of cash flows	$41,408,163	$25,097,285

The accompanying notes are an integral part of these consolidated financial statements.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 1 — Nature of business and organization

Galleinphi Inc. (“Galle Cayman” or “the Company”) was incorporated and registered as an exempted company with limited liability under the laws of Cayman Islands on November 8, 2023. Galle Cayman is a holding company and has no substantive operations other than holding all of the outstanding shares of its subsidiaries through various recapitalizations. Galle Cayman, its subsidiaries, variable interest entity (“VIE”) and VIE’s subsidiaries are hereafter referred as the “Company”.

The Company, through its VIE and VIE’s subsidiaries in the People’s Republic of China (“PRC”), mainly engaged in the field of consumer electronics wholesales of smart phones and home appliances. The Company also expands to online sales to businesses and consumers through various online third-party platforms in the last fiscal quarter of 2023.

Organization and reorganization

The Company completed the following organization and reorganization under common control of it then existing shareholders, who collectively owned majority of the share capital of Galle Cayman prior to the reorganization.

On November 15, 2023, Galle Cayman established Fairland Pacific Industry Limited (“Galle HK”) under the laws of the Hong Kong. Galle HK is a holding company and has no substantive operations.

On December 20, 2023, Galle HK established Jingdezhen Jiajing Kaiyue Technology Co., Ltd. (“Galle WFOE”) under the laws of the PRC. Galle WFOE is also a holding company and has no substantive operations.

On August 18, 2021, Galle Technology Co., Ltd. (“Galle China”) was established under the laws of the PRC. It is a holding company and has no substantive operations.

On September 2, 2021, Galle China established Zhejiang Galle Manya Supply Chain Management Co., Ltd. (“Manya Galle”) under the laws of the PRC and conducts the Company’s operations. On December 1, 2021, Manya Galle established Hangzhou Galle Yongya Electronic Equipment Co., Ltd. (“Yongya Galle”) under the laws of the PRC.

On January 22, 2022, Galle China entered into an equity transfer agreement to acquire 51% of the equity interests in Zhejiang Dejia Hongzhi Technology Co., Ltd. (“DH Galle”). The Company’s acquisition of DH Galle was accounted for as business combination in accordance with ASC 805. The Company estimated the fair value of DH Galle is at zero value, and no consideration was paid for the acquisition. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expense. Upon completion of the acquisition, Galle China totally holds 51% of the equity interests in DH Galle.

On April 18, 2022, DH Galle established Hangzhou Galle Yingya Technology Co., Ltd. (“Yingya Galle”) under the laws of the PRC.

On August 8, 2022, Manya Galle established Hangzhou Galle Hengya Technology Co., Ltd. (“Hengya Galle”) with Xingyao Airlines Co., Ltd. under the laws of the PRC, and Manya Galle held 95% of the equity interests in Hengya Galle.

On April 20, 2023, Galle China established Jiangxi Anjia Kaiyue Technology Co., Ltd. (“Galle (Jiangxi)”) and Jingdezhen Galle Ningya Technology Co., Ltd. (“Galle (Jingdezhen)”) under the laws of the PRC. These subsidiaries have no operations as of June 30, 2023.

On August 15, 2023, Manya Galle transferred 100% equity interests in Yongya Galle to Galle China for consideration of RMB 0 and transferred 95% equity interests in Hengya Galle to Galle China for consideration of RMB 0, pursuant to the share transfer agreements.

On December 20, 2023, Galle WFOE signed a series of five contractual agreements with Galle China, which grant Galle WFOE effective control of Galle China and its subsidiaries, obligate Galle WFOE to absorb all of the risks of loss from their activities and enable Galle WFOE to receive all of their expected residual returns. The reorganization was completed on December 20, 2023. Galle WFOE becomes the primary beneficiary of Galle China and its subsidiaries.

Before and after the reorganization, the Company, together with its subsidiaries and VIEs (as indicated above), was effectively controlled by the majority shareholders, and therefore the reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 1 — Nature of business and organization (cont.)

consolidation of the Company, its subsidiaries and VIEs have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements in accordance with ASC 805-50-45-5.

The accompanying consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Background	Ownership
Fairland Pacific Industry Limited (“Galle HK”)	• A Hong Kong holding company • Incorporated on November 15, 2023	100% owned by Galle Cayman
Jingdezhen Jiaying Kaiyue Technology Co., Ltd. (“Galle WFOE”)	• A PRC limited liability company and deemed a wholly foreign owned enterprise (“Galle WFOE”) • Incorporated on December 20, 2023	100% owned by Galle HK
Galle Technology Co., Ltd. (“Galle China”)	• A PRC holding company • Incorporated on August 18, 2021	VIE of Galle WFOE
Zhejiang Galle Manya Supply Chain Management Co., Ltd. (“Manya Galle”)	• A PRC limited liability company • Incorporated on September 2, 2021 • Sales of electronic devices and home appliances	100% owned by Galle China
Hangzhou Galle Yongya Electronic Equipment Co., Ltd. (“Yongya Galle”)	• A PRC limited liability company • Incorporated on December 1, 2021 • Sales of electronic devices and home appliances	100% owned by Galle China
Hangzhou Galle Hengya Technology Co., Ltd. (“Hengya Galle”)	• A PRC limited liability company • Incorporated on August 8, 2022 • Sales of electronic devices and home appliances	95% owned by Galle China
Zhejiang Dejia Hongzhi Technology Co., Ltd. (“DH Galle”)	• A PRC limited liability company • Incorporated on April 4, 2005 • Sales of electronic devices and home appliances	51% owned by Galle China
Hangzhou Galle Yingya Technology Co., Ltd. (“Yingya Galle”)	• A PRC limited liability company • Incorporated on April 18, 2022 • Sales of electronic devices and home appliances	100% owned by DH Galle
Jiangxi Anjia Kaiyue Technology Co., Ltd. (“Galle (Jiangxi)”)	• A PRC limited liability company • Incorporated on April 20, 2023 • Sales of electronic devices and home appliances	100% owned by Galle China
Jingdezhen Galle Ningya Technology Co., Ltd. (“Galle (“Jingdezhen”)”)	• A PRC limited liability company • Incorporated on April 20, 2023 • Sales of electronic devices and home appliances	100% owned by Galle China

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 1 — Nature of business and organization (cont.)

Contractual Arrangements

The Company’s VIE subsidiary, Manya Galle, intends to carry out value-added telecommunications services and is in the process of applying for a value-added telecommunications business license. The business category of value-added telecommunications services is within the categories in which foreign investment is restricted pursuant to the current PRC regulations. As such, Galle China is controlled through contractual agreements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of five agreements (collectively the “Contractual Arrangements”). The significant terms of the Contractual Agreements are as follows:

Equity Interest Pledge Agreement

Pursuant to the equity interest pledge agreement entered into among Galle WFOE, Galle China and the shareholders of Galle China, respectively, the shareholders of Galle China pledged all of their equity interests in Galle China to Galle WFOE to guarantee Galle China’s obligations under the contractual arrangements including the exclusive business cooperation agreement, the exclusive option agreement and the shareholders’ power of attorney and this equity interest pledge agreement, as well as any loss incurred due to events of default defined therein and all expenses incurred by Galle WFOE in enforcing such obligations of Galle China, or their shareholders. In the event of default defined therein, upon written notice to the shareholders of Galle China, Galle WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Galle China and priority in receiving the proceeds from such disposition. The shareholders of Galle China agree that, without Galle WFOE’s prior written approval, during the term of the equity pledge agreement, they will not dispose of the pledged equity interests or create or allow any other encumbrance on the pledged equity interests. The pledge shall become effective on such date when the pledge of the equity interest contemplated in the equity interest pledge agreement is registered appropriately, and the pledge shall remain effective until all contractual obligations have been fully performed and all secured indebtedness have been fully paid. The shareholders and Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Exclusive Business Cooperation Agreement

Galle WFOE and Galle China entered into exclusive business cooperation agreements, pursuant to which Galle WFOE has the exclusive right to provide to Galle China technical support, consulting services and other services related to, among other things, design and development, operation maintenance, product consulting, and management and marketing consulting. Galle WFOE has the exclusive ownership of intellectual property rights created as a result of the performance of this agreement. Galle China agrees to pay Galle WFOE service fees at an amount as determined by Galle WFOE. This agreement will remain effective upon execution, and unless terminated in accordance with the provisions of this agreement or terminated in writing by Galle WFOE. Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws. Galle WFOE executed a supplementary agreement to the Exclusive Business Cooperation Agreement with Galle China, which amended the “services fee” to be VIE’ net income, which is pretax income after deducting relevant costs and reasonable expenses.

Exclusive Option Agreement

Galle WFOE, Galle China and each of the shareholders of Galle China entered into exclusive option agreements on December 20, 2023, pursuant to which each of the shareholders of Galle China irrevocably granted Galle WFOE an exclusive call option to purchase, or have its designated person(s) to purchase, at its discretion, all or part of their equity interests in Galle China, and the purchase price shall be the lowest price permitted by applicable PRC law. Each of the shareholders of Galle China undertake that, without the prior written consent of Galle WFOE, they may not increase or decrease the registered capital or change its structure of registered capital in other manners, dispose of its

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 1 — Nature of business and organization (cont.)

assets or beneficial interest in the material business or allow the encumbrance thereon of any security interest, incur any debts or guarantee liabilities, enter into any material purchase agreements, enter into any merger, acquisition or investments, amend its articles of association, distribute dividends to any of the shareholders or provide any loans to third parties. The Exclusive Option Agreements, together with the Equity Interest Pledge Agreements, the Exclusive Business Cooperation Agreements, and the Powers of Attorney, enable Galle WFOE to exercise effective control over the VIE.

The exclusive option agreement will remain effective until all equity interests in Galle China held by the shareholders of Galle China are transferred or assigned to Galle WFOE or its designated person(s). The shareholders of Galle China shall not have any right to terminate this agreement in any event unless otherwise required by PRC laws.

Power of Attorney

Pursuant to the Powers of Attorney, the shareholders of the VIE unconditionally and irrevocably entrust Galle WFOE or Galle WFOE’s designee to exercise all their rights as the shareholders of the VIE under the articles of association of the applicable VIE, including without limitation to: (a) propose to hold a shareholders’ meeting in accordance with the articles of association of the applicable VIE and attend shareholders’ meeting of the applicable VIE as the agent and attorney of the shareholders of the applicable VIE; (b) exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of the applicable VIE, including, but not limited to, the right to designate and appoint the director, the chief executive officer and other senior management members of the applicable VIE; (c) exercise other voting rights the shareholders are entitled to under the laws of China promulgated from time to time; and (d) exercise other voting rights the shareholders are entitled to under the articles of associations of the applicable VIE from time to time.

Each of the Powers of Attorney remains effective within the term during which the shareholders of the applicable VIE remain shareholders of such VIE.

Spousal Consent Letters

The spouses of the shareholders of the VIE agreed, via the spousal consent letters, to the execution of the “Transaction Documents” including: (a) the Equity Interest Pledge Agreements entered into between Galle WFOE and the VIE; (b) the Exclusive Option Agreement entered into with Galle WFOE and the VIE; and (c) the Powers of Attorney entered into with Galle WFOE and the VIE, and the disposal of the equity of the VIE held by the shareholder of the VIE and registered in his or her names. The spouses of the shareholders of the VIE further undertook not to make any assertions in connection with the equity of the VIE which are held by the shareholders of the VIE. The spouses of applicable shareholders of the VIE confirmed that the shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

Based on the foregoing contractual arrangements signed on December 20, 2023, which grant Galle WFOE effective control of Galle China and its subsidiaries, obligate Galle WFOE to absorb all of the risks of loss from their activities, and enable Galle WFOE to receive all of their expected residual returns, the Company accounts for Galle China and its subsidiaries as VIEs.

The Company consolidates the accounts of Galle China and its subsidiaries for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and its VIEs. All transactions and balances among the Company, its subsidiaries and its VIEs have been eliminated upon consolidation. For consolidated VIEs where the Company’s ownership in the VIEs is less than 100%, the equity interest not held by the Company is shown as noncontrolling interests.

Subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Segment Information

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the CEO and CFO, who review consolidated results when making decisions about allocating resources and assessing performance of the Company.

Based on management’s assessment, the Company determined that it has only one operating segment as defined by ASC 280. This is supported by the operational structure of the Company which is designed and managed to share resources across the entire suite of products offered by the business. Such resources include research and development, product design, marketing, operations, and administrative functions.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period covered by the financial statements and accompanying notes. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, and makes adjustments when facts and circumstances dictate. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, provisions for doubtful accounts, and deferred taxes and uncertain tax position. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the consolidated statements of income and comprehensive income.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in the People’s Republic of China (“PRC”) conduct their businesses and maintain its books and record in the local currency, Chinese Renminbi (“RMB”), as their functional currency.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income (loss) within the consolidated statements of changes in shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the consolidated statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of and for the years ended June 30,
	2023	2022
Period-end RMB: US$1 exchange rate	7.2513	6.6997
Period-average RMB: US$1 exchange rate	6.9536	6.4544

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 —	Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 —

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash, restricted cash, accounts receivable, accounts receivable — related parties, prepayments, other receivables and other current assets, accounts payable, contract liabilities, contract liabilities — related party, short-term loans, notes payable, accrued expenses and other payables, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company and its subsidiaries did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of June 30, 2023 and 2022.

The Company noted no transfers between levels during any of the periods presented. The Company did not have any instruments that were measured at fair value on a recurring nor non-recurring basis as of June 30, 2023 and 2022.

Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions which are unrestricted as to withdrawal or use and have original maturities less than three months.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Restricted cash

The Company had notes payable outstanding with various banks and was required to keep certain amounts on deposit that were subject to withdrawal restrictions. The notes payable are generally short term in nature due to its maturity period of one year or less. In addition, the Company has a few suppliers who require letter of guarantee from banks for purchases. The Company will then deposit a specified amount of cash into restriction to get the letter of guarantee, which restriction term is also one year or less. Thus, all restricted cash was classified as a current asset.

As of June 30, 2023, the Company had approximately $41.4 million in cash under six-month or one-year restriction for notes payable and had approximately $10,000 in cash under six-month restriction for letter of guarantee. As of June 30, 2022, a related party deposited $3,731,510 in bank and applied for a bank acceptance in the same amount for the Company, so the balance of restricted cash is $3,731,510 less than the notes payable balance at the year end of 2022.

Accounts receivable

Accounts receivable include trade accounts due from customers. Accounts receivable are recorded at the invoiced amount less an allowance for any uncollectible accounts and do not bear interest. Accounts receivable usually are due after 30 to 90 days, depending on the credit term with its customers.

Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and aging of receivables. Management also periodically evaluates individual customer’s financial condition and credit history to make adjustments in the allowance when it is considered necessary. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

Prepayments

The Company makes prepayments to suppliers in advance of receiving goods or services in accordance with underlying contractual terms with suppliers. Generally, prepayments are intended to expedite the delivery of required inventories as needed and to help ensure priority and preferential pricing on such goods or services. These prepayments are unsecured and are reviewed periodically to determine whether the prepayment will be timely realized through the receipt of inventories, services, or refunds. If any amounts are deemed not realizable, the Company will recognize an allowance account to reserve for such balances. Management reviews its prepayments on a regular basis to determine if the valuation allowance is adequate and adjusts the allowance when necessary. During the years ended June 30, 2023 and 2022, no provision of doubtful accounts was made for prepayments.

Other receivables and other current assets, net

Other receivables and other current assets primarily include receivable from employee advances, security deposits, advances to third parties, interest income receivables and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Category	Expected useful lives
Office equipment	3 years
Electronic devices	5 years

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including property and equipment with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2023 and 2022, no impairment of long-lived assets was recognized.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize — revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Currently, the Company has two business lines, which includes 1) products sales made to third party wholesalers or ecommerce websites; and 2) product sales to individual customers through third party ecommerce websites. The Company is principal party to fulfill the orders. Accordingly, the Company recognized the product revenue when control of the products is passed to the customer, which is the point in time that the customers obtain control of the merchandise. The transfer of control typically occurs at a point in time based on consideration of when the customer has an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the customer has accepted the goods. Revenue is recognized net of product returns, customer discounts and allowance. Historically, the Company has not experienced any significant returns nor provided significant customer discounts.

To distinguish a promise to provide products from a promise to facilitate the sale from a third party, the Company considers the guidance of control in ASC 606-10-55-37A and the indicators in 606-10-55-39. The Company considers this guidance in conjunction with the terms in the Company’s arrangements with both suppliers and customers. In general, the Company controls the products as it has the obligation to (i) fulfill the products delivery and (ii) bear any inventory risk as legal owners as the Company. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Contract liabilities

Contract liabilities represents cash payment received from customers in advance of the Company satisfying performance obligations under contractual arrangements, including those with performance obligations to be satisfied over a period and point in time. Contract liabilities are derecognized when or as revenue is recognized. Due to the generally short-term duration of the relevant contracts, all the performance obligations are expected to be satisfied within one year and are classified as current liabilities.

Movements of deferred revenue — contract liabilities are as follows:

	June 30, 2023	June 30, 2022
Beginning balance	$2,445,938	$—
Prepayments from customers	29,456,797	12,009,854
Recognized as revenues	(3,355,804)	(9,563,916)
Ending balance	$28,546,931	$2,445,938

Contract costs

For the years ended June 30, 2023 and 2022, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Chinese value-added tax (“VAT”)

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). The products sold to the customers outside of China are not subject to a Chinese VAT. The VAT is based on gross sales price and VAT rate is 13% for taxpayers selling consumer products, and 16% prior to September 1, 2021. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Inventory

Inventory is stated at the lower of cost or net realizable value with cost determined under the weighted average method. Adjustments to the carrying value are recorded for estimated obsolescence or excess inventory equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions.

Cost of revenues

The Company’s cost of revenues include the amounts it pays suppliers for products, costs associated with storage, and transporting the products from vendors’ warehouse to the Company. Outbound shipping costs to customers are considered periodic costs to fulfil a contract when shipping activities are performed before control is passed to the customer. According to the contract terms with the Company’s certain major suppliers, the Company’s purchase payments to those suppliers can be reduced directly by purchase rebates received from those suppliers if the Company achieves certain purchase level based on the whole year’s estimated total purchases and when the rebates are probable and can be reasonable estimated. Therefore, the purchase rebates will be applied to offset future purchases.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lease assets and liabilities to be recorded on the balance sheet. The Company adopted this ASU and related amendments as of July 1, 2021 under the modified retrospective approach and elected to early adopt the following lease policies in conjunction with the adoption of ASU 2016-02. The Company determines whether an arrangement constitutes a lease at inception and records lease liabilities and right-of-use assets on its consolidated balance sheets at the lease commencement. The Company measures its lease liabilities based on the present value of the total lease payments not yet paid discounted based on its incremental borrowing rate, as the rates implicit in its leases are not determinable. The Company’s incremental borrowing rate is the estimated rate the Company would be required to pay for a collateralized borrowing equal to the total lease payments over the term of the lease. The Company measures right-of-use assets based on the corresponding lease liability adjusted for payments made to the lessor at or before the commencement date, and initial direct costs it incurs under the lease. The Company begins recognizing rent expense when the lessor makes the underlying asset available to the Company.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews there coverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and includes the associated operating lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2023 and 2022, the Company did not recognize impairment loss on its operating lease ROU assets.

Employee benefits

The full-time employees of the Company are entitled to the government mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $66,610 and $21,908 for the years ended June 30, 2023 and 2022, respectively.

Deferred IPO costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred IPO costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Proposed Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is calculated using the balance sheet assets and liabilities method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax for the years ended June 30, 2023 and 2022. PRC tax returns filed in 2020 to 2022 are subject to examination by any applicable tax authorities.

Noncontrolling interests

Noncontrolling interests represent 49% of the equity interests of DH Galle and Yingya Galle and 5% of the equity interests of Hengya Galle. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statements of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities. Transactions involving related parties cannot be presumed to be carried out on an arm’s — length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

Earnings per share

Earnings per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings per Ordinary Share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of Ordinary Shares outstanding during the year. Diluted earnings per Ordinary Share is computed in accordance with the treasury stock method and based on the weighted average number of Ordinary Shares and dilutive Ordinary Share equivalents. Dilutive Ordinary Share equivalents are excluded from the computation of diluted earnings per Ordinary Share if their effects would be anti-dilutive. There is no Ordinary Share equivalent issued to date.

Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In May 2019, the FASB issued ASU 2019-05, which is an update to ASU Update No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced the expected credit losses methodology for the measurement of credit losses on financial assets measured at amortized cost basis, replacing the previous incurred loss methodology. The amendments in Update 2016-13 added Topic 326, Financial Instruments — Credit Losses, and made several consequential amendments to the Codification. Update 2016-13 also modified the accounting for available-for-sale debt securities, which must be individually assessed for credit losses when fair value is less than the amortized cost basis, in accordance with Subtopic 326-30, Financial Instruments — Credit Losses — Available-for-Sale Debt Securities. The amendments in this Update address those stakeholders’ concerns by providing an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis. For those entities, the targeted transition relief will increase comparability of financial statement information by providing an option to align measurement methodologies for similar financial assets. Furthermore, the targeted transition relief also may reduce the costs for some entities to comply with the amendments in Update 2016-13 while still providing financial statement users with decision-useful information. In November 2019, the FASB issued ASU No. 2019-10, which to update the effective date of ASU No. 2016-13 for private companies, not-for-profit organizations and certain smaller reporting companies applying for credit losses, leases, and hedging standard. The new effective date for these preparers is for fiscal years beginning after December 15, 2022. In November 2019, the FASB issued ASU No. 2019-11, which to improve to the amendments in Update 2016-13 to increase stakeholder awareness of those amendments and to expediate the improvement process. In February 2020, the FASB issued ASU No. 2020-02, which to provide additional guidance on development, governance, and documentation of a systematic methodology for loan losses by registrants engaged in lending activities subject to FASB Topic 326. ASU 2019-05 is effective for the Company for annual and interim reporting periods beginning January 1, 2023 as the Company is qualified as an emerging growth company. The Company is currently evaluating the impact on the Company’s consolidated financial statements and does not believe the adoption will have a material impact on the Company’s consolidated financial statements.

In October 2020, the FASB issued ASU 2020-10, “Codification Improvements to Subtopic 205-10, presentation of financial statements”. The amendments in this Update improve the codification by ensuring that all guidance that requires or provides an option for an entity to provide information in the notes to financial statements is codified in

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 2 — Summary of significant accounting policies (cont.)

the disclosure section of the codification. That reduce the likelihood that the disclosure requirement would be missed. The amendments also clarify guidance so that an entity can apply the guidance more consistently. ASU 2020-10 is effective for the Company for annual and interim reporting periods beginning January 1, 2022. Early application of the amendments is permitted for any annual or interim period for which financial statements are available to be issued. The amendments in this Update should be applied retrospectively. An entity should apply the amendments at the beginning of the period that includes the adoption date. The adoption of this standard on July 1, 2022 did not have a material impact on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Note 3 — Variable interest entity (“VIE”)

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Galle WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Galle China because it has both of the following characteristics:

(1)    The power to direct activities at Galle China that most significantly impact such entity’s economic performance, and

(2)    The obligation to absorb losses of, and the right to receive benefits from Galle China that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Galle China pays service fees equal to all of its net income/losses to Galle WFOE. At the same time, Galle WFOE is obligated to absorb all of Galle China’s income/losses. The Contractual Arrangements are designed so that Galle China operates for the benefit of Galle WFOE and ultimately, the Company.

Under the VIE Arrangements, the Company has the power to direct activities of Galle China and can have assets transferred out of Galle China. Therefore, the Company considers that there is no asset in Galle China that can be used only to settle obligations of Galle China, except for registered capital and PRC statutory reserves, if any. As Galle China is incorporated as limited liability company under the Company Law of the PRC, creditors of the Galle China do not have recourse to the general credit of the Company for any of the liabilities of Galle China. Accordingly, the accounts of Galle China and its subsidiaries are consolidated in the accompanying consolidated financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements.

The carrying amount of VIE’s consolidated assets and liabilities are as follows:

	June 30, 2023	June 30, 2022
Current assets	$88,282,204	$42,706,737
Property and equipment, net	65,341	17,275
Other noncurrent assets	298,226	183,461
Total assets	88,645,771	42,907,473
Total liabilities	85,678,898	42,537,156
Net assets	$2,966,873	$370,317

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 3 — Variable interest entity (“VIE”) (cont.)

	June 30, 2023	June 30, 2022
Current liabilities:
Accounts payable	$223,137	$651,366
Contract liabilities	19,980,637	2,445,938
Contract liabilities – related party	8,566,294	—
Short-term loans – third parties	9,237,955	7,612,281
Notes payable	41,371,892	27,463,861
Accrued expenses and other payables	274,831	1,947,862
Other payables – related parties	4,539,186	1,320,428
Operating lease liabilities, current	57,282	55,907
Taxes payable	985,311	945,530
Total current liabilities	85,236,525	42,443,173

Other liabilities:
Long-term loan – bank	413,719	—
Operating lease liabilities, non-current	28,654	93,983
Total non-current liabilities	442,373	93,983
Total liabilities	$85,678,898	$42,537,156

The summarized operating results of the VIE’s are as follows:

	For the year ended June 30, 2023	For the year ended June 30, 2022
Operating revenues	$103,953,416	$77,015,727
Gross profit	$4,312,026	$604,732
Income (loss) from operations	$2,690,609	$(142,273)
Net income (loss)	$2,210,259	$(81,008)
Less: net income (loss) attributable to noncontrolling interests	92,059	(19,652)
Net income (loss) attributable to Galle Cayman	$2,118,200	$(61,356)

Note 4 — Accounts receivable

	As of June 30, 2023	As of June 30, 2022
Accounts receivable	$2,233,478	$203,145
Less: allowance for doubtful accounts	—	—
Total accounts receivable, net	$2,233,478	$203,145

During the years ended June 30, 2023 and 2022, the Company recorded nil provision for doubtful accounts of accounts receivable.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 5 — Inventories

	As of June 30, 2023	As of June 30, 2022
Finished goods	$1,628,828	$1,306,771
Finished goods in transit	76,531	—
Less: reserve for impairment	—	—
Total inventories, net	$1,705,359	$1,306,771

During the years ended June 30, 2023 and 2022, the Company recorded nil provision for impairment.

Note 6 — Other receivables and other current assets, net

	As of June 30, 2023	As of June 30, 2022
Security deposits	$30,918	$14,926
Employee advances	79,450	36,286
Advances to third parties	279,068	83,182
Others	9,480	84,806
Interest income receivables	437,060	—
Prepaid VAT	23,243	2,857
Allowance for doubtful accounts	(73,918)	(80,004)
Total other receivables and other current assets, net	$785,301	$142,053

Movements of allowance for doubtful accounts are as follows:

	June 30, 2023	June 30, 2022
Beginning balance	$80,004	$—
Addition	—	83,044
Exchange rate effect	(6,086)	(3,040)
Ending balance	$73,918	$80,004

Note 7 — Property and equipment, net

Property and equipment, net consist of the following:

	As of June 30, 2023	As of June 30, 2022
Office equipment	$28,749	$17,979
Electronic devices	52,740	—
Subtotal	81,489	17,979
Less: accumulated depreciation	(16,148)	(704)
Total	$65,341	$17,275

Depreciation expense for the years ended June 30, 2023 and 2022 amounted to $16,162 and $730, respectively.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 8 — Credit facilities

Long-term loan — bank

Outstanding balances on long-term bank loan consist of the following:

Bank Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2023	As of June 30, 2022
Zhejiang Fuyang Rural Commercial Bank Co., LTD. (Yinhu Branch)	April 2, 2026	LPR+0.7%	None	$413,719	$—

Short-term loans — third parties

Outstanding balances on short-term third-party loans consist of the following:

Third parties Name	Maturities	Interest Rate	Collateral/ Guarantee	As of June 30, 2023	As of June 30, 2022
Xiamen Gaoxian Electronic Technology Co., LTD	July 30, 2023 (Extended to June 2024)	5%	None	$689,532	$1,492,604
Aibaixin (Xiamen) Technology Co., LTD	Range from April 2023 to June 2023 (Extended to April 2024 to June 2024)	4.5%	None	5,378,346	6,119,677
Zhejiang Xuanzhu Industrial Co., LTD	July 30, 2023 (Extended to June 2024)	4.5%	None	2,574,459	—
Sheng He	Due on demand	0%	None	319,805	—
Luodan Chen	Due on demand	0%	None	275,813	—
Total				$9,237,955	$7,612,281

During the years ended June 30, 2023 and 2022, the Company recognized $483,199 and $114,231 interest expenses for the above loans, respectively.

Note 9 — Notes payable

Notes payable represents the following bank acceptance bills payable on June 30, 2023 and 2022:

	As of June 30, 2023	As of June 30, 2022
(a) Bank acceptance (due in 6 months)	$41,371,892	$—
(b) Bank acceptance (due in 12 months)	—	27,463,861
Total notes payable	$41,371,892	$27,463,861

The Company deposits cash in banks and receives a bank acceptance in return. Bank acceptance bill is a kind of commercial bill of exchange. The cash in the bank is still shown as part of the balance sheet in the restricted cash. It refers to a bill issued by a depositor who has opened a deposit account with an accepting bank, applied to the bank where the account is opened, and approved for acceptance by the bank after examination, and guarantees the unconditional payment of a fixed amount to the payee or bearer on a specified date. The bank acceptances were sold at the face value, ranging from 3% to 3.6% per annum, and were due through 2024. The Company uses the bank

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 9 — Notes payable (cont.)

acceptances to make purchases from suppliers or makes endorsement transfer to a third party. As of June 30, 2022, a related party deposited $3,731,510 in bank and applied for a bank acceptance in the same amount for the Company, so the balance of restricted cash is $3,731,510 less than the notes payable balance at the year end of 2022.

Interest income is paid to the Company at the due date. Interest income recognized pertaining to the bank acceptances for the years ended June 30, 2023 and 2022 amounted to $1,084,556 and $154,769, respectively.

Note 10 — Accrued expenses and other payables

	As of June 30, 2023	As of June 30, 2022
Accrued expenses(i)	$220,510	$1,905,627
Accrued payroll	54,321	42,235
Total accrued expenses and other payables	$274,831	$1,947,862

____________

(i)      The balance of accrued expenses represented amount due to third parties service providers which include marketing consulting service, IT related professional service, legal fees, and other miscellaneous office related expenses.

Note 11 — Related party balances and transactions

Related party balances

Accounts receivable — related parties

Name of Related Party	Relationship	As of June 30, 2023	As of June 30, 2022
Hangzhou Tiance Qirui Industrial Co., LTD	Controlled by Jiayang Zhu (one of the Company’s shareholders)	$—	$421,101
Hangzhou Kunyi Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	79,403	—
Zhejiang Star Defense Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	16,328	—
Total		$95,731	$421,101

Contract liabilities — related party

Name of Related Party	Relationship	As of June 30, 2023	As of June 30, 2022
Zhejiang Star Defense Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	$8,566,294	$—

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 11 — Related party balances and transactions (cont.)

Other payable — related parties

Other payables — related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as advances made by the related party on behalf of the Company. These advances are unsecured and non-interest bearing and are due on demand.

Name of Related Party	Relationship	As of June 30, 2023	As of June 30, 2022
Yi Guo	One of the Company’s principal shareholders	$355,109	$384,346
Huzhou Tiance Qirui Microelectronics Partnership (Limited Partnership)	Controlled by Jiayang Zhu (one of the Company’s shareholders)	302,015	936,082
Jingdezhen Zhongsheng Venture Capital Cooperative Enterprise, LP	Controlled by Wen Jia (one of the Company’s principal shareholders)	413,719	—
Huzhou Anjia Kaiyue Technology Partnership (Limited Partnership)	Controlled by Yi Guo (one of the Company’s principal shareholders)	20,686	—
Zhizhong Guo	Relative of Yi Guo (one of the Company’s principal shareholders)	3,447,657	—
Total		$4,539,186	$1,320,428

During the year ended June 30, 2023, the Company borrowed $4,048,263 from related parties and repaid $586,958 to related parties. During the year ended June 30, 2022, the Company borrowed $7,103,134 from related parties, of which $5,732,524 was offset with other receivables upon execution of offset agreement.

Revenues from related parties

Name of Related Party	Relationship	Nature	For the year ended June 30, 2023	For the year ended June 30, 2022
Hangzhou Tiance Qirui Industrial Co., LTD	Controlled by Jiayang Zhu (one of the Company’s shareholders)	Sales of products	$572,060	$386,819
Xiamen Shibei Technology Co., LTD	Controlled by Yi Guo (one of the Company’s shareholders)’s relative	Sales of products	—	1,814,540
Hangzhou Kunyi Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	Sales of products	9,959,166	—
Zhejiang Star Defense Technology Co., LTD	Subsidiary of Hengya Galle’s noncontrolling shareholder	Sales of products	14,876,911	—
Total			$25,408,137	$2,201,359

Purchase from related parties

Name of Related Party	Relationship	Nature	For the year ended June 30, 2023	For the year ended June 30, 2022
Hangzhou Quanshi Technology Co. LTD	Prior shareholder of Galle China (ownership ended on December 22, 2021)	Purchase of products	$—	$40,798,741
Zhejiang Zhilin Intelligent Technology Co. LTD	Controlled by Jiayang Zhu (one of the Company’s shareholders)	Purchase of products	—	2,530,128
Total			$—	$43,328,869

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 12 — Shareholders’ equity

Ordinary shares

Galleinphi Inc. was incorporated under the laws of Cayman Islands on November 8, 2023. The authorized number of ordinary shares is 100,000,000 with a par value of $0.01. The issued and outstanding shares is 17,030,000.

Statutory reserves

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. During the years ended June 30, 2023 and 2022, the PRC entities collectively attributed $243,783 and $8,849 of retained earnings for their statutory reserves, respectively.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC entities only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the PRC entities.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2023 and 2022, amounts restricted are paid-in-capital and statutory reserve of the PRC entities, which amounted to $932,864 and $470,245, respectively.

Note 13 — Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, companies are subject to 16.5% income tax or on its taxable income generated from operations in Hong Kong. On December 29, 2017, Hong Kong government announced a two-tiered profit tax rate regime. Under the two-tiered tax rate regime, the Company’s Hong Kong subsidiary, Galle HK, the first HK$2.0 million assessable profits will be subject to an 8.25% lower tax rate and the remaining taxable income will continue to be taxed at the existing 16.5% tax rate. The two-tiered tax regime becomes effective from the assessment year of 2018 and 2019, which is on or after April 1, 2018. The application of the two-tiered rates is restricted to only one nominated enterprise among connected entities. During the years ended June 30, 2023 and 2023, Galle HK did not have any taxable income.

PRC

The Company’s subsidiaries incorporated in the PRC are governed by the income tax laws of the PRC and the income tax provisions in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 13 — Income taxes (cont.)

Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemptions may be granted on case-by-case basis. EIT grants preferential tax treatment on certain Small and Micro Enterprises (“SMEs”). Under this preferential tax treatment, SMEs are entitled to 20% of regular income tax. The Company’s PRC subsidiaries are all SMEs.

The components of the Company’s income tax provision (benefit) were as follows for the periods indicated:

	For the year ended June 30, 2023	For the year ended June 30, 2022
Current	$784,536	$4,193
Deferred	—	(20,761)
Total income tax provision (benefit)	$784,536	$(16,568)

The following table reconciles China statutory rates to the Company’s effective tax rate:

	For the year ended June 30, 2023	For the year ended June 30, 2022
China income tax rate	25.0%	25.0%
Preferential tax rate reduction in PRC(1)	(1.1)%	(21.0)%
Additional R&D deduction	—	(1.2)%
Change in valuation allowance	2.0%	15.1%
Non-deductible expenses(2)	0.3%	—%
Effective tax rate	26.2%	17.9%

____________

(1)      It is due to tax rate difference of the entities incorporated in PRC.

(2)      Permanent difference mainly consisted of expenses which are non-deductible and income exemption under local tax laws.

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	June 30, 2023	June 30, 2022
Deferred Tax Asset
Net operating loss carryforwards	$103,167	$43,433
Allowance for doubtful accounts	18,479	20,001
Less: valuation allowance	(103,167)	(43,433)
Deferred tax assets, net	$18,479	$20,001

As of June 30, 2023 and 2022, the Company had net operating losses carry forward of approximately $0.3 million and $0.1 million, respectively, from the Company’s China subsidiaries. The net operating losses from the China subsidiaries can be carried forward 5 years. Due to the limited operating history of certain China subsidiaries, the Company is uncertain when these net operating losses can be utilized. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses (including temporary taxable difference of bad debt expense) of approximately $103,000 and $43,000 related to China subsidiaries as of June 30, 2023 and 2022, respectively.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 13 — Income taxes (cont.)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties tax for the years ended June 30, 2023 and 2022. PRC tax returns filed in 2020 to 2022 are subject to examination by any applicable tax authorities.

Taxes payable consist of the following:

	As of June 30, 2023	As of June 30, 2022
Income tax payable	$755,219	$3,987
VAT payable	230,092	935,792
Other tax payable	—	5,751
Totals	$985,311	$945,530

Note 14 — Concentrations of credit risks

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

For the summary below, indicate that they represented 10% or more of the Company’s account balances (accounts receivable, revenue, accounts payable, purchases and prepayments, which are highly concentrated balances)

(a) Major customers

For the year ended June 30, 2023, four customers accounted for 25.7%, 17.9%, 14.3% and 12.0% of the Company’s total revenues. For the year ended June 30, 2022, two customers accounted for 76.0% and 18.8% of the Company’s total revenues.

As of June 30, 2023, one customer accounted for 62.6% of the total balance of accounts receivable. As of June 30, 2022, three customers accounted for 38.9%, 27.9% and 17.6% the total balance of accounts receivable.

(b) Major vendors

For the year ended June 30, 2023, one vendor accounted for 93.5% of the Company’s total purchases. For the year ended June 30, 2022, one vendor accounted for 93.5% of the Company’s total purchases.

As of June 30, 2023, three vendors accounted for 35.4%, 18.7% and 11.0% of the total balance of accounts payable. As of June 30, 2022, two vendors accounted for 71.1% and 20.4% of the total balance of accounts payable.

As of June 30, 2023, one supplier accounted for 86.5% of the total balance of prepayments. As of June 30, 2022, one supplier accounted for 84.8% of the total balance of prepayments.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 14 — Concentrations of credit risks (cont.)

(c) Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. In China, the insurance coverage for cash deposits of each bank is RMB 500,000. As of June 30, 2023, cash balance of RMB 300,263,012 ($41,408,163) was deposited with financial institutions located in China, of which RMB 299,001,303 ($41,234,165), was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company’s operating subsidiaries are in China, and their functional currency is RMB. As a result, the Company is exposed to foreign exchange risk as the Company’s results of operations may be affected by fluctuations in the exchange rate between USD and RMB. If the RMB appreciates against the USD, the value of the Company’s RMB revenues, earnings, and assets as expressed in the Company’s USD financial statements will decline. The Company has not entered any hedging transactions in an effort to reduce the Company’s exposure to foreign exchange risk.

The Company is also exposed to risk from its accounts receivable, prepayments and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 15 — Leases

Effective July 1, 2021, the Company adopted FASB ASU 2016-02, “Leases” (Topic 842), and elected the practical expedients that does not require us to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. The Company determines if a contract contains a lease at inception. US GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Company recognizes operating lease expenses for lease payments on a straight-line basis over the lease term.

Operating lease right-of-use of assets

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Lease liabilities

Lease liability is initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise fixed lease payments.

Lease liability is measured at amortized cost using the effective interest rate method.

It is re-measured when there is a change in future lease payments, if there is a change in the estimate of the amount expected to be payable under a residual value guarantee, or if there is any change in the Group assessment of option purchases, contract extensions or termination options.

The Company has entered in one operating office lease agreement in Hangzhou expiring through April 2024. The lease contains an option to extend at the time of expiration, and the Company has the right of priority of exercising the option. The management of the Company estimated that it will exercise the option and extend the lease to April 2025. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The lease is classified as an operating lease, and lease expense for the lease is recognized on the straight-line basis over the lease term which this Company estimated to be 3 years.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 15 — Leases (cont.)

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate which is implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC, which is approximately 4.22%. The total operating lease costs for the years ended June 30, 2023 and 2022 were $60,537 and $15,425, respectively.

Weighted-average remaining term and discount rate related to leases were as follows:

	As of June 30, 2023	As of June 30, 2022
Weighted-average remaining term
Operating leases	1.75	2.75
Weighted-average discount rate
Operating leases	4.22%	4.22%

The following table sets forth the Company’s undiscounted future minimum lease payment schedule as of June 30, 2023:

Lease payments
Twelve months ending June 30, 2024	$59,103
Twelve months ending June 30, 2025	29,551
Total lease payments	88,654
Less: discount	(2,718)
Present value of lease liabilities	85,936
Current lease liabilities	57,282
Noncurrent lease liabilities	$28,654

Note 16 — Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

COVID-19

In January 2020, the World Health Organization declared the COVID-19 virus an international pandemic. The virus spread throughout the world with unfavorable stock market condition during the beginning of March 2020. During March 2020, multiple countries went into a national enforced shut down. These lock downs put significant strain on the world economy and on companies worldwide. Given the rapidly expanding nature of COVID-19 pandemic, and substantially all of our business operations and our workforces are concentrated in China, we believe that it has impacted and will likely continue to impact our business, results of operations, and financial condition. Although we are currently fully functional, potential impact on our results of operations will also depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 16 — Commitments and contingencies (cont.)

Inflation

Inflationary factors, such as increases in personnel and shipping costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on the Company’s financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Galle’s VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Note 17 — Condensed financial information of the parent company

The Company performed a test on the restricted net assets of the consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the periods presented. For the purpose of presenting parent-only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2023 and 2022.

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 17 — Condensed financial information of the parent company (cont.)

PARENT COMPANY BALANCE SHEETS

	June 30, 2023	June 30, 2022
ASSETS
OTHER ASSETS
Investment in subsidiary	$2,896,085	$389,249

Total assets	2,896,085	389,249

LIABILITIES AND SHAREHOLDERS’ EQUITY

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 17,030,000 shares issued and outstanding as of June 30, 2023 and 2022, respectively	170,300	170,300
Additional paid-in capital	823,340	299,367
Retained earnings (accumulative deficit)	1,804,790	(69,627)
Statutory reserves	252,632	8,849
Accumulated other comprehensive loss	(154,977)	(19,640)
Total shareholders’ equity	2,896,085	389,249
Total liabilities and shareholders’ equity	$2,896,085	$389,249

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,
	2023	2022
OTHER INCOME (EXPENSE)
Equity income (loss) of subsidiaries	$2,118,200	$(61,356)
Total other income (loss), net	2,118,200	(61,356)

NET INCOME (LOSS)	2,118,200	(61,356)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(135,337)	(19,640)
TOTAL COMPREHENSIVE INCOME (LOSS)	$1,982,863	$(80,996)

Galleinphi Inc
Notes to Consolidated Financial Statements
(In U.S. dollars, unless stated otherwise)

Note 17 — Condensed financial information of the parent company (cont.)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,118,200	$(61,356)
Adjustments to reconcile net income to cash (used in) provided by operating activities:
Equity (income) loss of subsidiaries	(2,118,200)	61,356
Net cash used in operating activities	—	—

CHANGES IN CASH AND RESTRICTED CASH	—	—

CASH AND RESTRICTED CASH, beginning of year	—	—

CASH AND RESTRICTED CASH, end of year	$—	$—

Note 18 — Subsequent events

The Company evaluated all events and transactions that occurred after June 30, 2023 up through the date the Company issued these consolidated financial statements on February 9, 2024, and concluded that apart from the Organization and Reorganization disclosed in Note, no subsequent events have occurred that would require disclosure in the notes to the consolidated financial statements.

Ordinary Shares

Galleinphi Inc.

_________________

PROSPECTUS

_________________

US Tiger Securities, Inc.

            , 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide to the extent permitted by law, the directors and officers for the time being of our company and any trustee for the time being acting in relation to any of the affairs of our company and their heirs, executors, administrators and personal representatives respectively shall be indemnified out of the assets of our company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices or trusts, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default respectively and no such director, officer or trustee shall be answerable for the acts, receipts, neglects or defaults of any other director, officer or trustee or for joining in any receipt for the sake of conformity or for the solvency or honesty of any banker or other persons with whom any monies or effects belonging to our company may be lodged or deposited for safe custody or for any insufficiency of any security upon which any monies of our company may be invested or for any other loss or damage due to any such cause as aforesaid or which may happen in or about the execution of his office or trust unless the same shall happen through the wilful neglect or default of such director, officer or trustee.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

Founding Transactions

Upon incorporation of the Company on November 8, 2023, the Company issued 1 ordinary share to the initial subscriber, Vistra (Cayman) Limited, who then transferred 1 ordinary share to MERCLOUD INVESTMENT LIMITED. On the same day, the Company issued an aggregate of 17,029,999 ordinary shares to 14 founding shareholders, namely, (i) 5,190,489 ordinary shares to MERCLOUD INVESTMENT LIMITED, (ii) 3,149,990 ordinary shares to GALLIUMSUN INVESTMENT LIMITED, (iii) 1,673,573 ordinary shares to CITYMONT INVESTMENT LIMITED, (iv) 1,587,674 ordinary shares to FAITHFORTUNE INVESTMENT LIMITED, (v) 1,332,445 ordinary shares to THEOPHDIVIN INVESTMENT LIMITED, (vi) 851,927 ordinary shares to RESPLENGLOW INVESTMENT LIMITED, (vii) 681,542 ordinary shares to KSITIGARBHA INVESTMENT LIMITED, (viii) 548,350 ordinary shares to WISDOMROC INVESTMENT LIMITED, (ix) 529,804 ordinary shares to MINGFORTUNE INVESTMENT LIMITED, (x) 454,361 ordinary shares to LILIANSMART INVESTMENT LIMITED, (xi) 317,884 ordinary shares to ADMIREGLORY INVESTMENT LIMITED, (xii) 317,884 ordinary shares to ADMIREBANYAN INVESTMENT LIMITED, (xiii) 235,134 ordinary shares to SCHOLARPOWER INVESTMENT LIMITED, and (xiv) 158,942 ordinary shares to VALLEYRAIN INVESTMENT LIMITED, respectively, for a total consideration of US$170,299.99.

These shares were issued in reliance on the exemption under Section 4(a)(2) and/or Regulation S of the Securities Act.

Private Placement

On December 18, 2023, the Company entered into a private placement subscription agreement with Geniusland International Capital (HK) LIMITED, Regal Union Enterprises Limited, and GENIUSLAND INTERNATIONAL CAPITAL LIMITED, pursuant to which we issued 990,000, 990,000, and 990,000 ordinary shares to Geniusland International Capital (HK) LIMITED, Regal Union Enterprises Limited, and GENIUSLAND INTERNATIONAL CAPITAL LIMITED, respectively, for an aggregate issue price of $29,700. No underwriters were involved in this issuance.

The above issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering.

The Company has 20,000,000 issued and outstanding ordinary shares before the initial public offering.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)     Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [•], on [•], 2024.

Galleinphi Inc.
By:
Jiayang Zhu
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to this Registration Statement to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	[•]
Name: Jiayang Zhu	(Principal Executive Officer)
	Chief Financial Officer	[•]
Name: Zhongxiang Zhao	(Principal Accounting and Financial Officer)
	Executive Director and Chairwoman of the Board	[•]
Name: Wen Jia

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [•], 2024.

[•]
By:	[•]
	Name:	[•]
	Title:	[•]

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association
4.1**	Form of Representative’s Warrant
5.1**	Opinion of Ogier regarding the validity of the securities being registered
5.2**	Opinion of Ortoli Rosenstadt LLP regarding the validity of the underwriters’ warrants being registered
8.1**	Opinion of Beijing DOCVIT Law Firm regarding certain PRC tax matters (included in Exhibit 99.1)
10.1*	Form of Equity Interest Pledge Agreement
10.2*	Form of Exclusive Option Agreement
10.3*	Form of Power of Attorney
10.4*	Form of Exclusive Business Cooperation Agreement
10.5*	Form of Spousal Consent Letter
10.6*	Form of Single Status Statement
10.7*	Employment Agreement with Wen Jia
10.8*	Employment Agreement with Zhongxiang Zhao
10.9*	Employment Agreement with Jiayang Zhu
10.10*	Translation of Warehouse Service Contract between Inner Mongolia Yishun Supply Chain Management Co., LTD and Galle Technology Co., LTD
10.11*	Translation of Warehouse Service Contract between Zhejiang Jiale Manya Supply Chain Management Co., Ltd. and Zhejiang Hetao Supply Chain Management Co., Ltd.
10.12*	Translation of Warehouse Service Contract between Galle Technology Co., Ltd. and Wuhan Changdong Logistics Co., Ltd.
10.13*	Translation of Sample Sales Agreement
10.14*	Translation of Leasing Agreement for Hangzhou Operating Office
10.15**	Independent Director Offer Letter between Galleinphi Inc. and Ji Wang
10.16**	Independent Director Offer Letter between Galleinphi Inc. and Lingzi Yu
10.17**	Independent Director Offer Letter between Galleinphi Inc. and Nan Shi
10.18**	Independent Director Offer Letter between Galleinphi Inc. and [*]
10.19*	Director Offer Letter between Galleinphi Inc. and Wen Jia
10.20*	Director Offer Letter between Galleinphi Inc. and Zhongxiang Zhao
10.21*	Director Offer Letter between Galleinphi Inc. and Jiayang Zhu
10.22*	Translation of Framework Cooperation Agreement and its First Supplemental Agreement between Galle Technology Co., Ltd. and Hangzhou Quanshi Technology Co., Ltd.
14.1*	Code of Business Conduct and Ethics of the Registrant
14.2*	Insider Trading Policies
14.3*	Executive Compensation Recovery Policy
21.1*	List of Subsidiaries
23.1**	Consent of Kreit and Chiu CPA LLP
23.2**	Consent of Ogier, local counsel to the Registrant (included in Exhibit 5.1)
23.3**	Consent of Beijing DOCVIT Law Firm (included in Exhibit 99.1)
24.1**	Power of Attorney (included on signature pages)
99.1**	Opinion of Beijing DOCVIT Law Firm, PRC counsel to the Registrant, regarding certain PRC law matters
99.2**	Audit Committee Charter
99.3**	Compensation Committee Charter
99.4**	Nomination Committee Charter
99.5**	Consent of Ji Wang as a director nominee
99.6**	Consent of Lingzi Yu as a director nominee
99.7**	Consent of Nan Shi as a director nominee
99.8**	Consent of [*] as a director nominee
107**	Filing Fee Table

____________

*        Previously filed.

**      To be filed by amendment.

+        Filed herewith.